Confidential Draft No. 1 as confidentially submitted to the U.S. Securities and Exchange Commission on June 30, 2023. This draft registration statement has not been publicly filed with the U.S. Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. [•]

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

______________

Form F-1
REGISTRATION STATEMENT UNDER
THE SECURITIES ACT OF 1933

______________

HW ELECTRO Kabushiki Kaisha
(Exact name of registrant as specified in its charter)

HW Electro Co., Ltd.
(Translation of Registrant’s name into English)

______________

Japan	3711	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

301, Aomi 2-chome 7-4 the
SOHO, Koto-ku, Tokyo
135-0064 Japan
(+81) 3-6457-1469
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

_______________________

[•]
(Name, address, including zip code, and telephone number, including area code, of agent for service)

_______________________

With a Copy to:

Ying Li, Esq. Lisa Forcht, Esq. Hunter Taubman Fischer & Li LLC 950 Third Avenue, 19th Floor New York, NY 10022 212-530-2206	David Danovitch, Esq. Angela Gomes, Esq. Sullivan & Worcester LLP 1633 Broadway New York, NY 10019 212-660-3060

_______________________

Approximate date of commencement of proposed sale to the public: Promptly after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the U.S. Securities and Exchange Commission, acting pursuant to such Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell the securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting any offer to buy these securities in any jurisdiction where such offer or sale is not permitted.

SUBJECT TO COMPLETION

PRELIMINARY PROSPECTUS DATED [•], 2023

HW Electro Co., Ltd.

[•] American Depositary Shares

Representing [•] Ordinary Shares

This is a firm commitment initial public offering of the American depositary shares (the “ADSs”) representing our ordinary shares (“Ordinary Shares”). We are offering [•] ADSs and each ADS represents [•] Ordinary Shares. Prior to this offering, there has been no public market for the ADSs or our Ordinary Shares. We expect the initial public offering price of the ADSs to be in the range of $[•] to $[•] per ADS.

We intend to apply to list the ADSs on the Nasdaq Capital Market (“Nasdaq”) under the symbol “[•].” It is a condition to the closing of this offering that the ADSs are approved for listing on Nasdaq. At this time, Nasdaq has not yet approved our application to list the ADSs and there is no guarantee or assurance that the ADSs will be approved for listing on Nasdaq.

Investing in the ADSs involves a high degree of risk, including the risk of losing your entire investment. See “Risk Factors” beginning on page 10 to read about factors you should consider before buying the ADSs.

We are an “emerging growth company” as defined under the federal securities laws and will be subject to reduced public company reporting requirements. Please read the disclosures beginning on page 3 of this prospectus for more information.

	Per ADS	Total Without Over-Allotment Option	Total With Over-Allotment Option
Initial public offering price	$	$	$
Underwriters’ discounts(1)	$	$	$
Proceeds to our company before expenses(2)	$	$	$

____________

(1)    Represents underwriting discounts equal to 7.0% per ADS.

(2)    In addition to the underwriting discounts listed above, we have agreed to: (i) reimburse the underwriters for certain expenses; (ii) provide a non-accountable expense allowance equal to 1.0% of the gross proceeds of this offering payable to the Representative; and (iii) issue, upon closing of this offering, warrants to the Representative, exercisable during the five year period after the date of commencement of sales of ADSs in this offering, entitling the Representative to purchase 5.0% of the total number of ADSs sold in this offering (including any ADSs sold as a result of the exercise of the Representative’s over-allotment option) at a per ADS price equal to 120% of the initial public offering price (the “Representative’s Warrants”). The registration statement of which this prospectus is a part also covers the Representative’s Warrants, the ADSs issuable upon the exercise thereof and the underlying Ordinary Shares. See “Underwriting” for additional information regarding total underwriter compensation.

The underwriters expect to deliver the ADSs against payment in U.S. dollars in New York, New York on or about             , 2023.

Neither the U.S. Securities and Exchange Commission nor any state securities commission nor any other regulatory body has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Sole Book Running Manager

Prospectus dated             , 2023

i

About this Prospectus

We and the underwriters have not authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses prepared by us or on our behalf or to which we have referred you. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the ADSs offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted or where the person making the offer or sale is not qualified to do so or to any person to whom it is not permitted to make such offer or sale. The information contained in this prospectus is current only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations, and prospects may have changed since that date.

Our functional currency is the Japanese yen (“JPY” or “¥”), the legal currency of Japan. The terms “dollar” or “$” refer to U.S. dollars, the legal currency of the United States. Our financial statements are presented in U.S. dollars. In this prospectus, we refer to assets, obligations, commitments, and liabilities in our financial statements in U.S. dollars. These dollar references are based on the exchange rate of JPY to U.S. dollars, determined as of a specific date or for a specific period. Changes in the exchange rate will affect the amount of our obligations and the value of our assets in terms of U.S. dollars, which may result in an increase or decrease in the amount of our obligations (expressed in dollars) and the value of our assets, including accounts receivable (expressed in dollars).

Conventions that Apply to this Prospectus

Unless otherwise indicated or the context requires otherwise, references in this prospectus to:

•        “ADRs” are to the American Depositary Receipts that may evidence the ADSs;

•        “ADSs” are to the American Depositary Shares, each of which represents [•] Ordinary Shares;

•        “Autobacs Seven” are to Autobacs Seven Co., Ltd., a limited liability company organized under the laws of Japan;

•        “Bosai System” are to BOSAI SYSTEM Co., Ltd., a limited liability company organized under the laws of Japan;

•        “Car Center First” are to Car Center First Co., Ltd., a limited liability company organized under the laws of Japan;

•        “Cenntro” are to Cenntro Electric Group Limited, a limited liability company incorporated under the laws of Australia;

•        “ENEOS WING” are to ENEOS WING Corporation, a Japanese company that runs a chain of gas stations, sells petroleum products, and operates automobile maintenance, cleaning, repair, inspection, and new car leasing businesses at its 319 outlets throughout Japan;

•        “FINRA” are to the Financial Industry Regulatory Authority;

•        “HWE,” “HW ELECTRO,” “we,” “us,” “our,” “our Company,” or the “Company” are to HW Electro Co., Ltd., a joint-stock corporation with limited liability organized under Japanese law;

•        “Level 4 autonomous driving technology” are to an autonomous driving technology that is considered to be fully autonomous driving, since the vehicle can handle the majority of driving situations independently and is developed to the point that a vehicle can handle highly complex urban driving situations, such as the sudden appearance of construction sites, without any driver intervention, which means a vehicle can be driven by an autonomous driving system from a specific area in a city center to a driver’s intended destination;

•        “Nakamura Body” are to Nakamura Body Co., Ltd., a limited liability company organized under the laws of Japan;

•        “Ordinary Shares” are to the ordinary shares of HWE; and

•        “SEC” are to the U.S. Securities and Exchange Commission.

Unless the context indicates otherwise, all information in this prospectus assumes no exercise by the Representative of its over-allotment option.

ii

PROSPECTUS SUMMARY

The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements included elsewhere in this prospectus. In addition to this summary, we urge you to read the entire prospectus carefully, especially the risks of investing in the ADSs, discussed under “Risk Factors,” before deciding whether to buy the ADSs.

Overview

We are the first company in Japan to obtain a license plate number for imported electric light commercial vehicles and the second company and also one of the three companies that sell electric light commercial vehicles in Japan as of the date of this prospectus. The electric light commercial vehicles we sell belong to the category of “light commercial vehicles,” which are commercial carrier vehicles with a gross vehicle weight of no more than 3,500 kilograms.

We commenced selling and delivering two models of electric light commercial vehicles, ELEMO and ELEMO-K, in Japan in April 2022 and July 2022, respectively, and have been working with Cenntro, our cooperating manufacturer, to produce them under our brand, ELEMO, in its factory in Hangzhou, China. ELEMO is the first electric vehicle we sell and is the second electric light commercial vehicle that has ever been sold in Japan since the commencement of sales of MINICAB-MiEV in December 2011, which was the first electric light commercial vehicle produced by Mitsubishi Motors Corporation.

Under our Exclusive Basic Transaction Agreement dated March 31, 2021 with Cenntro (the “Exclusive Basic Transaction Agreement”), Cenntro manufactures ELEMO, ELEMO-K, and other electric vehicles under the specifications designated by us in their manufacturing factories in China and delivers the electric vehicles to the ports in China designated in the individual agreement for a particular order. We arrange for the shipment from these ports to the Port of Yokohama or other designated ports in Japan. Upon arrival, we transport the vehicles to our research laboratory located in Chiba, Japan, for inspection, and then send them to our business partners’ facilities, Car Center First’s factory in Chiba, Japan, and Nakamura Body’s factories in Tokyo, Japan. The specialists of Car Center First and Nakamura Body modify the vehicles to comply with the regulations and standards for the Japanese market, install the accessories, and undertake the inspection in accordance with our instructions. After the inspection and modifications, we deliver the electric vehicles to the governmental vehicle inspection office, the National Agency for Automotive and Land Transportation Technology, for individual imported vehicle inspection, and the local land transportation office for registration. Upon completion of the individual imported vehicle inspection and registration, we conduct the final inspection and deliver the electric light commercial vehicles to the customers.

Since the inception of our operation, we have been leveraging the customizability and adjustability of our electric light commercial vehicles to attract corporations in different industries and local governments that have varying needs from their departments in Japan. During the fiscal year ended September 30, 2022, we sold 16 electric light commercial vehicles to 11 customers.

During the fiscal year ended September 30, 2022, our primary focus was on building our customer base through direct sales efforts using our limited sales force. Starting in October 2022, we began recruiting additional salespersons to expand our sales scale and strengthen our presence. This initiative was in addition to our collaboration with ENEOS WING commencing in early 2023, to promote the sales and distribution of our electric light commercial vehicles through its established sales and distribution network nationwide. By implementing the preceding measures, we have accomplished significant growth in sales and received approximately 332 orders for our electric light commercial vehicles as of the date of this prospectus. We expect to deliver an aggregate of 332 electric light commercial vehicles during the fiscal year ending September 30, 2023. We also entered into a membership agreement with Japan Autobody Repair Work Association on May 16, 2022, pursuant to which Japan Autobody Repair Work Association provides maintenance, repair, and other after-sale services to our customers on our behalf at the approximately 1,600 maintenance facilities it operates.

During the fiscal year ended September 30, 2022, the revenue generated from the sales of our electric light commercial vehicles was JPY55,215,779, or approximately $442,789, which accounted for 100.0% of our total revenue. Our net loss for the fiscal year ended September 30, 2022 was JPY586,166,296, or approximately $4,700,613.

Competitive Strengths

We believe the following competitive strengths are essential for our success and differentiate us from our competitors:

•        an early mover in the Japanese electric commercial light truck market;

•        strategic alliance with top-tier business partners;

•        the customizability and adjustability of our products; and

•        strong and experienced management.

Growth Strategies

We intend to develop our business by implementing the following strategies:

•        continue to grow our sales and expand our sales and distribution channel;

•        develop our own original designed products;

•        maintain and further develop business relationships with our existing and potential customers;

•        improve public relations and brand awareness and enhance customer loyalty;

•        diversify revenue sources; and

•        implement Level 4 autonomous driving technology and the operating system on our electric light commercial vehicles.

Corporate Information

Our headquarters are located at 301, Aomi 2-chome 7-4 the SOHO, Koto-ku, Tokyo 135-0064 Japan, and our phone number is (+81) 3-6457-1469. Our website address is https://hwelectro.co.jp/. The information contained in, or accessible from, our website or any other website does not constitute a part of this prospectus or the registration statement of which it forms a part. Our agent for service of process in the United States is [•], located at [•].

Corporate Structure

HW ELECTRO was incorporated in Koto-ku, Tokyo, Japan on May 24, 2019 as a joint-stock corporation (kabushiki kaisha) with limited liability.

The following chart illustrates our corporate structure upon completion of this offering based on 17,608,873 Ordinary Shares and 1,428,571 Series A convertible preferred shares outstanding as of the date of this prospectus and [•] ADSs to be sold in this offering, assuming no exercise by the Representative of its over-allotment option. For more details on our corporate history, please refer to “Corporate History and Structure.”

____________

(1)      Represents 1,428,571 Series A convertible preferred shares held by Autobacs Seven Co., Ltd., a Japanese public company, as of the date of this prospectus.

(2)      Represents 7,038,883 Ordinary Shares held by 64 shareholders of our Company, each of which holds less than 5% of our Ordinary Shares, as of the date of this prospectus.

(3)      The percentage is based upon 17,608,873 Ordinary Shares and 1,428,571 Ordinary Shares issuable upon the conversion of the 1,428,571 Series A convertible preferred shares issued and outstanding as of the date of this prospectus and excludes any Ordinary Shares issuable upon exercise of outstanding options or any Ordinary Shares convertible upon conversion of other convertible securities.

Implications of Our Being an “Emerging Growth Company”

As a company with less than $1.235 billion in revenue during our last fiscal year, we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). An “emerging growth company” may take advantage of reduced reporting requirements that are otherwise applicable to larger public companies. In particular, as an emerging growth company, we:

•        may present only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations;

•        are not required to provide a detailed narrative disclosure discussing our compensation principles, objectives and elements and analyzing how those elements fit with our principles and objectives, which is commonly referred to as the “compensation discussion and analysis”;

•        are not required to obtain an attestation and report from our auditors on our management’s assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act of 2002;

•        are not required to obtain a non-binding advisory vote from our shareholders on executive compensation or golden parachute arrangements (commonly referred to as the “say-on-pay,” “say-on frequency,” and “say-on-golden-parachute” votes);

•        are exempt from certain executive compensation disclosure provisions requiring a pay-for-performance graph and chief executive officer pay ratio disclosure;

•        are eligible to claim longer phase-in periods for the adoption of new or revised financial accounting standards under §107 of the JOBS Act; and

•        will not be required to conduct an evaluation of our internal control over financial reporting until our second annual report on Form 20-F following the completion of this offering.

We intend to take advantage of all of these reduced reporting requirements and exemptions, including the longer phase-in periods for the adoption of new or revised financial accounting standards under §107 of the JOBS Act. Our election to use the phase-in periods may make it difficult to compare our financial statements to those of non-emerging growth companies and other emerging growth companies that have opted out of the phase-in periods under §107 of the JOBS Act.

Under the JOBS Act, we may take advantage of the above-described reduced reporting requirements and exemptions until we no longer meet the definition of an emerging growth company. The JOBS Act provides that we would cease to be an “emerging growth company” at the end of the fiscal year in which the fifth anniversary of our initial sale of common equity pursuant to a registration statement declared effective under the Securities Act of 1933, as amended (the “Securities Act”) occurred, if we have more than $1.235 billion in annual revenue, have $700 million or more in market value of the ADSs held by non-affiliates, or issue more than $1 billion in principal amount of non-convertible debt over a three-year period.

Foreign Private Issuer Status

We are a foreign private issuer within the meaning of the rules under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). As such, we are exempt from certain provisions applicable to United States domestic public companies. For example:

•        we are not required to provide as many Exchange Act reports, or as frequently, as a domestic public company;

•        for interim reporting, we are permitted to comply solely with our home country requirements, which are less rigorous than the rules that apply to domestic public companies;

•        we are not required to provide the same level of disclosure on certain issues, such as executive compensation;

•        we are exempt from provisions of Regulation FD aimed at preventing issuers from making selective disclosures of material non-public information;

•        we are not required to comply with the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act; and

•        we are not required to comply with Section 16 of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and establishing insider liability for profits realized from any “short-swing” trading transaction.

As a foreign private issuer, Nasdaq corporate governance rules allow us to follow corporate governance practice in our home country, Japan, with respect to appointments to our board of directors and committees. We intend to follow home country practice, as permitted by Nasdaq. See “Risk Factors — Risks Relating to this Offering and the Trading Market — Because we are a foreign private issuer and intend to take advantage of exemptions from certain Nasdaq corporate governance standards applicable to U.S. issuers, you will have less protection than you would have if we were a domestic issuer” beginning on page 32 of this prospectus. Accordingly, you would not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of Nasdaq.

Summary of Risk Factors

Investing in the ADSs involves significant risks. You should carefully consider all of the information in this prospectus before making an investment in the ADSs. Below please find a summary of the principal risks we face, organized under relevant headings. These risks are discussed more fully in the section titled “Risk Factors.”

Risks Related to Our Business and Industry

Risks and uncertainties related to our business include, but are not limited to, the following:

•        our limited operating history makes it difficult to evaluate our results of operations and prospects (see the disclosure beginning on page 10 of this prospectus);

•        we are significantly dependent upon one manufacturer, and our operations could be disrupted if our relationship with such manufacturer is compromised (see the disclosure beginning on page 10 of this prospectus);

•        we do not directly control certain costs related to our business, which could put us at a disadvantage relative to companies who have a vertically integrated business model (see the disclosure beginning on page 11 of this prospectus);

•        we contract a cooperating manufacturer in China to produce all of our electric light commercial vehicles, which exposes us to various risks relating to long-distance transportation of them (see the disclosure beginning on page 11 of this prospectus);

•        if we lose the right to exclusively sell the electric light commercial vehicles manufactured by Cenntro in Japan, we could face further competition and adversely affect our business and the results of operations (see the disclosure beginning on page 12 of this prospectus);

•        notwithstanding our continuing efforts to diversify our revenue sources, we derive and expect to continue to derive a significant portion of our revenue from the sales of our electric light commercial vehicles. As a result, the loss of, or a significant reduction in demand for our electric light commercial vehicles, would significantly reduce our revenue and harm our results of operations (see the disclosure beginning on page 12 of this prospectus);

•        defects or performance problems in our electric light commercial vehicles could result in loss of customers, reputational damage, and decreased revenue, and we may face warranty, indemnity, and product liability claims arising from defective products (see the disclosure beginning on page 12 of this prospectus);

•        developments in alternative technologies or improvements in the internal combustion engine may materially adversely affect the demand for our electric light commercial vehicles (see the disclosure beginning on page 15 of this prospectus);

•        we significantly depend on the operations and supply chain we have built with our business partners, and any failure or significant disruptions of the operations and supply chain could materially adversely affect our business, financial condition, and results of operations (see the disclosure beginning on page 15 of this prospectus);

•        our future success depends on our ability to retain our chief executive officer and other key executives and to attract and retain qualified personnel (see the disclosure beginning on page 17 of this prospectus);

•        our business depends on the continued success of our brands, and if we fail to maintain and enhance the recognition of our brands, we may face difficulty increasing our network of business partners and customers, and our reputation and operating results may be harmed (see the disclosure beginning on page 17 of this prospectus);

•        we could be adversely affected by a failure to protect our intellectual property or the intellectual property of our business partners (see the disclosure beginning on page 18 of this prospectus);

•        we may be subject to intellectual property claims that create uncertainty about ownership or use of intellectual property essential to our business and divert our managerial and other resources (see the disclosure beginning on page 19 of this prospectus);

•        we require a significant amount of cash to fund our operations and business expansion; if we cannot obtain additional capital on terms satisfactory to us when we need it, our growth prospects and future profitability may be materially and adversely affected (see the disclosure beginning on page 19 of this prospectus);

•        our current insurance policies may not provide adequate levels of coverage against all claims and we may incur losses that are not covered by our insurance (see the disclosure beginning on page 19 of this prospectus);

•        our results could be harmed if compliance with new environmental regulations becomes too burdensome (see the disclosure beginning on page 20 of this prospectus);

•        we may not be able to manage our expansion of operations effectively (see the disclosure beginning on page 20 of this prospectus);

•        our business, financial condition, and results of operations could be materially adversely affected if the exchange rate between USD and JPY changes (see the disclosure beginning on page 21 of this prospectus); and

•        we have incurred significant losses during the fiscal year ended September 30, 2022, which raises substantial doubt about our ability to continue as a going concern. Our ability to continue as a going concern depends on being able to generate positive operating cash flows and raise additional capital significant enough to result in operating profitability (see the disclosure beginning on page 25 of this prospectus).

Risks Relating to this Offering and the Trading Market

In addition to the risks described above, we are subject to general risks and uncertainties related to this offering and the trading market of the ADSs, including, but are not limited to, the following:

•        an active trading market for the ADSs may not develop (see the risk factor beginning on page 25 of this prospectus);

•        you will experience immediate and substantial dilution in the net tangible book value of the Ordinary Shares underlying the ADSs purchased in this offering (see the risk factor beginning on page 25 of this prospectus);

•        after the completion of this offering, share ownership will remain concentrated in the hands of our management, who will continue to be able to exercise a direct or indirect controlling influence on us (see the risk factor beginning on page 26 of this prospectus);

•        the sale or availability for sale of substantial amounts of the ADSs could adversely affect their market price (see the risk factor beginning on page 26 of this prospectus);

•        the market price of the ADSs may be volatile or may decline regardless of our operating performance, and you may not be able to resell your ADSs at or above the initial public offering price (see the risk factor beginning on page 27 of this prospectus);

•        we may experience extreme stock price volatility unrelated to our actual or expected operating performance, financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Ordinary Shares or the ADSs (see risk factor beginning on page 29 of this prospectus);

•        we do not intend to pay dividends for the foreseeable future (see the risk factor beginning on page 29 of this prospectus);

•        rights of shareholders under Japanese law may be different from rights of shareholders in other jurisdictions (see the risk factor beginning on page 29 of this prospectus); and

•        as holders of ADSs, you may have fewer rights than holders of our Ordinary Shares and must act through the depositary to exercise those rights (see the risk factor beginning on page 30 of this prospectus).

THE OFFERING

Securities offered by us	[•] ADSs, representing [•] Ordinary Shares, based on an assumed initial public offering price of $[•].
Over-allotment option

We have granted to the Representative an option, exercisable within 45 days from the date of this prospectus, to purchase up to an aggregate of [•] additional ADSs, based on an assumed initial public offering price of $[•].

Price per ADS	We currently estimate that the initial public offering price will be in the range of $[•] to $[•] per ADS.
Ordinary Shares outstanding prior to completion of this offering(1)	17,608,873 Ordinary Shares.
ADSs outstanding immediately after this offering(1)	[•] ADSs, assuming no exercise of the Representative’s over-allotment option and excluding [•] ADSs underlying the Representative’s Warrants.
[•] ADSs, assuming full exercise of the Representative’s over-allotment option and excluding [•] ADSs underlying the Representative’s Warrants.
Ordinary Shares outstanding immediately after this offering(1)	[•] Ordinary Shares, assuming no exercise of the Representative’s over-allotment option and excluding [•] Ordinary Shares underlying the Representative’s Warrants
[•] Ordinary Shares, assuming full exercise of the Representative’s over-allotment option and excluding [•] Ordinary Shares underlying the Representative’s Warrants
Representative’s Warrants

The registration statement of which this prospectus forms a part also registers the Representative’s Warrants to purchase up to an aggregate of [•] ADSs representing 5% of the total number of the ADSs sold in this offering, including ADSs sold to cover over-allotments, if any (based on an assumed initial public offering price of $[•] per ADS), as a portion of the underwriting compensation payable to the Representative in connection with this offering, as well as the Ordinary Shares underlying the ADSs issuable upon exercise of such Representative Warrants.

The Representative’s Warrants will be exercisable at any time, and from time to time, in whole or in part, commencing on the date of commencement of sales of securities in this offering for a period of five years, at an exercise price of $[•] per ADS (120% of the assumed initial public offering price per ADS in this offering). See “Underwriting — Representative’s Warrants” for more information.

Listing

We intend to apply to have the ADSs listed on Nasdaq. The closing of this offering is conditioned upon Nasdaq’s approval of the listing of the ADSs on Nasdaq, and there is no guarantee or assurance that the ADSs will be approved for listing on Nasdaq.

Proposed ticker symbol	“[•]”

The ADSs	Each ADS represents [•] Ordinary Share[s].

The depositary or its nominee will be the holder of the Ordinary Shares underlying the ADSs and you will have the rights of an ADS holder as provided in the deposit agreement among us, the depositary, and all holders and beneficial owners of ADSs issued thereunder.

We do not expect to pay dividends in the foreseeable future. If, however, we declare dividends on our Ordinary Shares, the depositary will distribute the cash dividends and other distributions it receives on our Ordinary Shares after deducting its fees and expenses in accordance with the terms set forth in the deposit agreement.

You may surrender your ADSs to the depositary to withdraw the Ordinary Shares underlying your ADSs. The depositary will charge you a fee for such exchange.

We may amend or terminate the deposit agreement for any reason without your consent. Any amendment that imposes or increases fees or charges or which materially prejudices any substantial existing right you have as an ADS holder will not become effective as to outstanding ADSs until 30 days after notice of the amendment is given to ADS holders. If an amendment becomes effective, you will be bound by the deposit agreement as amended if you continue to hold your ADSs.

To better understand the terms of the ADSs, you should carefully read the section in this prospectus entitled “Description of American Depositary Shares.” We also encourage you to read the deposit agreement, which will be filed as an exhibit to the registration statement of which this prospectus forms a part.

Depositary	[•]
Use of proceeds

We estimate that we will receive aggregate net proceeds of approximately $[•] million (or $[•] million if the Representative exercises its option to purchase additional ADSs in full) from this offering, assuming an initial public offering price of $[•] per ADS, which is the mid-point of the initial public offering price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and estimated offering expenses payable by us.

We intend to use the net proceeds from this offering for (i) the purchase of electric vehicles and other general corporate purposes, (ii) marketing, (iii) further research and development to update and upgrade the HW ELECTRO Platform Service, and (iv) research and development of our original designed vehicle, “PUZZLE.” See “Use of Proceeds” on page 36 for more information.

Lock-up

We, each of our officers, directors, principal shareholders (defined as owners of five percent (5%)) of the Company’s securities (including warrants, options, convertible securities, and ordinary shares of the Company) and substantially all of the Company’s pre-offering shareholders of the Company’s outstanding shares as of the effective date of the registration statement of which this prospectus forms a part, have agreed and will enter into lock-up agreements with the Representative not to sell, transfer or otherwise dispose of any of such securities (or underlying securities) of the Company for a period of six (6) months from the effective date of this registration statement of which this prospectus forms a part or any longer period required by FINRA, the SEC or any state, without the express written consent of the Representative, which consent may be given or withheld in the Representative’s sole discretion. See “Underwriting — Lock-Up Agreements” for more information.

Risk factors	The ADSs offered hereby involve a high degree of risk. You should read “Risk Factors,” beginning on page 10 for a discussion of factors to consider before deciding to invest in the ADSs.
Payment and Settlement	The underwriters expect to deliver the ADSs against payment therefor through the facilities of the Depository Trust Company (“DTC”) on [•], 2023.

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(1)      The total number of Ordinary Shares outstanding immediately prior to this offering is based upon 17,608,873 Ordinary Shares issued and outstanding as of the date of this prospectus and excludes 1,428, 571 Ordinary Shares issuable upon the conversion of the 1,428,571 Series A convertible preferred shares that are convertible at any time and any Ordinary Shares issuable upon exercise of outstanding options or any other Ordinary Shares convertible upon conversion of other convertible securities outstanding as of the date of this prospectus. The number of ADSs to be outstanding after this offering will be determined based on the final initial public offering price.

RISK FACTORS

An investment in the ADSs involves a high degree of risk. Before deciding whether to invest in the ADSs, you should consider carefully the risks described below, together with all of the other information set forth in this prospectus, including the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes. If any of these risks actually occurs, our business, financial condition, results of operations or cash flow could be materially and adversely affected, which could cause the trading price of the ADSs to decline, resulting in a loss of all or part of your investment. The risks described below and discussed in other parts of this prospectus are not the only ones that we face. Additional risks not presently known to us or that we currently deem immaterial may also affect our business. You should only consider investing in the ADSs if you can bear the risk of loss of your entire investment.

Risks Related to Our Business and Industry

Our limited operating history makes it difficult to evaluate our results of operations and prospects.

We have only been in existence since 2019 and have a limited operating history with respect to each of our principal products. We commenced selling our electric light commercial vehicles in April 2022, and during the fiscal year ended September 30, 2022, we only sold 16 of them to customers.

Our future success will require us to further expand our customer base and scale up the sales of our electric light commercial vehicles. Our business model and ability to attract more customers are unproven. To address the risks, we must, among other things, continue to (i) expand our sales and distribution channel, (ii) maintain and further develop business relationships with our existing and potential customers, and (iii) improve public relations and brand awareness and enhance customer loyalty. We cannot assure you that we will be successful in addressing such risks. Although we have experienced revenue growth, we cannot assure you that our revenue will increase at previous rates or at all, or that we will be able to operate profitably in future periods. Our limited operating history makes the prediction of future results of operations difficult, and therefore, past revenue growth experienced by us should not be taken as indicative of the rate of revenue growth, if any, that can be expected in the future. We believe that period to period comparisons of our operating results are not meaningful and that the results for any period should not be relied upon as an indication of future performance. You should consider our business and prospects in light of the risks, uncertainties, expenses, and challenges that we will face as an early-stage company seeking to sell new products in a volatile and challenging market.

We are significantly dependent upon one manufacturer, and our operations could be disrupted if our relationships with such manufacturer are compromised.

We currently rely on our sole cooperating manufacturer, Cenntro, to manufacture all of our electric light commercial vehicles. Our reliance on Cenntro makes us vulnerable to possible capacity constraints and reduced control over component availability, delivery schedules, manufacturing yields, and costs. While we have entered into a long-term manufacturing contract, the Exclusive Basic Transaction Agreement, with Cenntro, we may not be successful in entering into individual contracts or negotiating individual contracts on favorable terms pertaining to the volume of the vehicles to manufacture, the delivery date and location, the amount of consideration, and other necessary matters every time we place orders in the future. If we are compelled to enter into written individual contracts on less favorable terms than we currently have with Cenntro, we could be subject to binding purchase obligations that may be harmful to our business. Any change in our relationships with Cenntro could adversely affect our business, financial condition and the results of operations.

The manufacturing factories of Cenntro are located in China. Our use of an international manufacturer may increase supply risk, including the risk of supply interruptions, reductions in manufacturing quality or controls, changes in export/import regulations, and trade friction between countries.

We may be negatively impacted by the deterioration in the financial conditions of Cenntro. If Cenntro becomes unable or unwilling to manufacture our electric light commercial vehicles in sufficient volumes, at high-quality levels, on a timely basis, and pursuant to the Exclusive Basic Transaction Agreement and existing written individual contracts, due to financial conditions or otherwise, we would have to identify, qualify, and select acceptable alternative cooperating manufacturers. An alternative cooperating manufacturer may not be available to us when needed or may not be in a position to satisfy our quality or production requirements on commercially reasonable terms, or be able to fulfill comparable pricing and timing requirements. Any significant interruption or delays in manufacturing would require us to reduce or delay our supply of products to our customers or increase our shipping costs to make up for delays in manufacturing, if possible, which in turn could reduce our revenue, cause us to incur delay-related liquidated damages or other liabilities to our customers, harm our relationships with our customers, damage our reputation, or cause us to forego potential revenue opportunities. While we may have certain contractual remedies against Cenntro, if Cenntro becomes unable or unwilling to continue to manufacture our electric light commercial vehicles, such remedies may not be sufficient in scope, we may not be able to effectively enforce such remedies, and we may incur significant costs in enforcing such remedies. See “Business — Manufacturing.”

We may experience cost increases or disruptions in the supply of our electric light commercial vehicles.

Our ability to sell our electric light commercial vehicles is dependent on Cenntro’s, our cooperating manufacturer, continued procurements of raw materials. Cenntro incurs significant costs related to procuring raw materials required to manufacture and assemble our electric light commercial vehicles. It uses various raw materials in our electric light commercial vehicles, including aluminum, steel, carbon fiber, semiconductors, motors and non-ferrous metals such as copper, lithium, nickel as well as cobalt. The prices for these raw materials fluctuate depending on factors beyond our or Cenntro’s control, including market conditions, global demand, supply interruptions, material shortages of these materials, and fluctuation of the exchange rate. Fluctuations in the cost of these materials could materially affect our business and operating results, as it may reflect on the purchase costs of our electric light commercial vehicles we pay Cenntro.

Our business also depends on Cenntro’s continued procurements of battery cells for our electric light commercial vehicles. We, together with Cenntro, are exposed to multiple risks relating to the availability and pricing of quality lithium-ion battery cells. These risks include:

•        the inability or unwillingness of current battery cell manufacturers to build or operate battery cell manufacturing plants to supply the numbers of lithium-ion cells required to support the growth of the electric or plug-in hybrid vehicle industry as demand for such cells increases;

•        disruption in the supply of cells due to quality issues or recalls by the battery cell manufacturers; and

•        an increase in the cost of raw materials, such as lithium, nickel, and cobalt, used in lithium-ion cells.

Furthermore, currency fluctuations, tariffs, or shortages in petroleum and other economic or political conditions may result in significant increases in freight charges and raw material costs. Substantial increases in the prices for the raw materials or components may eventually increase our purchase costs and could reduce our margins. In addition, growth in the popularity of electric vehicles without a significant expansion in battery cell production capacity could result in shortages which would result in increased purchase costs to us or disruptions in the supply of our electric light commercial vehicles.

We do not directly control certain costs related to our business, which could put us at a disadvantage relative to companies who have a vertically integrated business model.

We do not have control over the costs our cooperating manufacturer, Cenntro, charges for the manufacture of our electric light commercial vehicles, as the purchase price of our electric light commercial vehicles may vary each time we enter into individual agreements with Cenntro for particular orders. This may lead us to charge higher prices for our electric light commercial vehicles than our competitors with a vertically integrated business model, causing us to be unable to maintain or increase market share.

We contract a cooperating manufacturer in China to produce all of our electric light commercial vehicles, which exposes us to various risks relating to long-distance transportation of them.

We place manufacturing orders with our cooperating manufacturer, Cenntro, to produce our electric light commercial vehicles at their manufacturing factories in Hangzhou, China. We transport all of our electric light commercial vehicles from the Port of Shanghai, China to Japan for sale. The geographical separation of Cenntro’s factories and our customers necessitates constant long-distance transportation of all of our electric light commercial vehicles between China and Japan. The distance between Hangzhou, China and Tokyo, Japan, is approximately 1,189 miles, and we transport our electric light commercial vehicles by sea freight. The constant long-distance transportation of all of our electric light commercial vehicles may expose us to various risks, including (i) an increase in transportation costs, (ii) loss of our electric light commercial vehicles as a result of any accidents that may occur in the transportation process, (iii) delays in the transportation of our electric light commercial vehicles as a result of any severe weather conditions, natural disasters, or other conditions adversely affecting sea traffic between China and Japan, and (iv) disruptions to our sales of electric light commercial vehicles as a result of delays in the transportation of our electric light commercial vehicles. Any of these risks could have a material adverse effect on our business and the results of operations.

If we lose the right to exclusively sell the electric light commercial vehicles manufactured by Cenntro in Japan, we could face further competition and adversely affect our business and the results of operations.

Pursuant to the Exclusive Basic Transaction Agreement, Cenntro has conferred upon us the right to exclusively sell in Japan the electric light commercial vehicles it manufactures. However, pursuant to the Exclusive Basic Transaction Agreement, Cenntro may terminate this right if we fail to sell more than 500 electric light commercial vehicles in a calendar year or an additional 100 electric light commercial vehicles compared to the previous calendar year. Therefore, since we only sold 16 electric light commercial vehicles in the calendar year 2022, if we fail to sell at least 166 of our electric light commercial vehicles in the calendar year 2023 or fail to satisfy the preceding requirements in any subsequent calendar year, we may lose the right to exclusively sell the electric light commercial vehicles manufactured by Cenntro in Japan and potentially face further competition from other companies selling similar electric light commercial vehicles manufactured by Cenntro. As a consequence, our business and the results of operations may be adversely affected.

Notwithstanding our continuing efforts to diversify our revenue sources, we derive and expect to continue to derive a significant portion of our revenue from the sales of our electric light commercial vehicles. As a result, the loss of, or a significant reduction in demand for our electric light commercial vehicles, would significantly reduce our revenue and harm our results of operations.

We expect that our results of operations will, for at least the next five years, continue to depend on the sales of our electric light commercial vehicles.

Since we commenced selling our electric light commercial vehicles in April 2022, the revenue generated from the sales of our electric light commercial vehicles has been the main source of our total revenue. In the fiscal year ended September 30, 2022, the sales of our electric light commercial vehicles contributed approximately 96.7% of the total revenue, whereas the sales of car parts and the service fees we charged only collectively accounted for the remaining 3.3%.

While we strive to diversify our revenue sources by commencing a new service — HW ELECTRO Platform Service, we cannot assure you that the new service will generate significant revenue for us to the extent we anticipate. As a result, if the revenue generated from our new service does not grow as we expect, the loss of, or a significant reduction in, demand for our electric light commercial vehicles would significantly reduce our revenue and harm our results of operations.

Defects or performance problems in our electric light commercial vehicles could result in loss of customers, reputational damage, and decreased revenue, and we may face warranty, indemnity, and product liability claims arising from defective products.

Although our electric light commercial vehicles meet our stringent quality requirements, they may contain undetected errors or defects, especially when first introduced or when new versions are released. Errors, defects, or poor performance can arise due to design flaws, defects in raw materials, or components or manufacturing difficulties, which can affect both the quality and the yield of the product. Any actual or perceived errors, defects, or poor performance in our products could result in the replacement or recall of our products or components thereof, shipment delays, rejection of our products, damage to our reputation, lost revenue, diversion of our personnel from our product development efforts, and increases in customer service and support costs, all of which could have a material adverse effect on our business, financial condition, and results of operations.

Furthermore, defective components may give rise to warranty, indemnity, or product liability claims against us that exceed any revenue or profit we receive from the affected products. Our limited warranties cover defects in materials and workmanship of our products under normal use and service conditions, and, therefore, we bear the risk of warranty claims long after we have sold products and recognized revenue. While we do have accrued reserves for warranty claims, our estimated warranty costs for previously sold products may change to the extent future products are not compatible with earlier versions of products under warranty. Our warranty accruals are based on our assumptions that mainly are derived from the data and analysis provided by TONOX Co., Ltd., a Japanese commercial vehicle manufacturer, because we do not have a long history to inform such assumptions of our own. As a result, these assumptions could prove to be materially different from the actual performance of our systems, causing us to incur substantial unanticipated expenses to repair or replace defective products in the future or to compensate customers for defective products. Our failure to accurately predict future claims could result in unexpected volatility in, and have a material adverse effect on, our financial condition.

If one of our products were to cause injury to someone or cause property damage, then we could be exposed to product liability claims and lawsuits, which could result in significant costs and liabilities if damages are awarded against us. Further, any product liability claim we face could be expensive to defend and could divert management’s attention. The successful assertion of a product liability claim against us could result in potentially significant monetary damages, penalties, or fines, subject us to adverse publicity, damage our reputation and competitive position, and adversely affect sales of our products. In addition, product liability claims, injuries, defects, or other problems experienced by other companies in the electric vehicles industry could lead to unfavorable market conditions for the industry as a whole.

Although as of the date of this prospectus, no material warranty, indemnity, or product liability claims against us have been filed, and no request for recall of our electric light commercial light vehicles or components has been made, there is no assurance that material claims or requests will not be made or filed in the future.

While we may have certain contractual remedies against, and recourse to, Cenntro if our electric light commercial vehicles contain errors or defects and may seek compensation from Cenntro to redress damages and losses resulting from warranty, indemnity, or product liability claims made against us, such remedies, recourse or compensation may not be sufficient in scope, may not be effectively or timely enforced, and significant costs may be incurred in enforcing them. See “Business — Manufacturing.”

Failure to keep up with the changing preferences in our market would result in our losing market share, thus seriously harm our business, financial condition, and results of operations.

Our business and operating results may be harmed if we fail to expand our products to achieve widespread market acceptance or generate significant revenue and gross profits to offset our operating and other costs. We may not successfully identify, develop, and market new products in a timely manner. If we introduce new products, they may not attain broad market acceptance or contribute meaningfully to our revenue or profitability. Competitive or technological developments may require us to make substantial, unanticipated capital expenditures in new products and technologies or in new strategic partnerships, and we may not have sufficient resources to make these expenditures. Because the market for our products is subject to rapid changes, we may need to expand and/or evolve our products quickly. Delays and cost overruns could affect our ability to respond to technological changes, evolving industry standards, competitive developments, or customer requirements and harm our business and operating results. The development and implementation of such advanced technologies is inherently complex, and we will need to coordinate with our manufacturer in order to integrate such technology into our electric vehicles and ensure it interoperates with other complex technology as designed and as expected. We may fail to detect defects and errors that are subsequently revealed, and our control over the performance of other parties’ services and systems may be limited. Any defects or errors in, or which are attributed to, our technology, could result in, among other things:

•        delayed production and delivery of our vehicles;

•        delayed market acceptance of our vehicles;

•        loss of customers or the inability to attract new customers;

•        diversion of engineering or other resources for remedying the defect or error;

•        damage to our brand or reputation;

•        increased service and warranty costs;

•        legal action by customers or third parties, including product liability claims; and

•        penalties imposed by regulatory authorities.

In addition, we rely on Cenntro to develop a number of technologies for use in our vehicles. There can be no assurances that Cenntro will be able to meet the technological requirements, production timing and volume requirements to support our business plan. In addition, such technology may not satisfy the cost, performance useful life and warranty characteristics we anticipate in our business plan, which could materially and adversely affect our business, prospects and results of operations.

Our future growth is dependent upon customers’ willingness to adopt electric vehicles.

Our growth is highly dependent upon the adoption by consumers of, and we are subject to an elevated risk of any reduced demand for, alternative fuel vehicles in general and electric vehicles in particular. If the market for electric vehicles does not develop as we expect or develops more slowly than we expect, our business, prospects, financial condition, and operating results will be harmed. The market for alternative fuel vehicles is relatively new, rapidly evolving, characterized by rapidly changing technologies, price competition, additional competitors, evolving government regulation and industry standards, frequent new vehicle announcements, and changing consumer demands and behaviors.

Other factors that may influence the adoption of alternative fuel vehicles, and specifically electric vehicles, include:

•        perceptions about electric vehicle quality, safety (in particular with respect to lithium-ion battery packs), design, performance, and cost, especially if adverse events or accidents occur that are linked to the quality or safety of electric vehicles;

•        perceptions about vehicle safety in general, in particular safety issues that may be attributed to the use of advanced technology, including vehicle electronics and regenerative braking systems;

•        the limited range over which electric vehicles may be driven on a single battery charge;

•        the decline of an electric vehicle’s range resulting from deterioration over time in the battery’s ability to hold a charge;

•        concerns about electric grid capacity and reliability, which could derail our past and present efforts to promote electric vehicles as a practical alternative solution to vehicles that require gasoline;

•        the availability of alternative fuel vehicles, including plug-in hybrid electric vehicles;

•        improvements in the fuel economy of the internal combustion engine;

•        increases in the cost of electricity;

•        the availability of service for electric vehicles;

•        the environmental consciousness of consumers;

•        volatility in the cost of oil and gasoline;

•        consumers’ perceptions of the dependency of Japan on oil from unstable or hostile countries;

•        government regulations and economic incentives promoting fuel efficiency and alternate forms of energy;

•        standardization of electric vehicle charging systems and consumers’ perceptions about convenience and cost to charge an electric vehicle;

•        the availability of tax and other governmental incentives to purchase and operate electric vehicles or future regulation requiring increased use of nonpolluting vehicles;

•        perceptions about and the actual cost of alternative fuel;

•        unbalanced electricity supply and demand in summer and winter in Japan and the possibility of Japanese government ordering to restrict the use of electricity in these peak seasons; and

•        macroeconomic factors.

The influence of any of the factors described above may cause current or potential customers not to purchase our electric light commercial vehicles, which would materially adversely affect our business, operating results, financial condition and prospects.

The range of our electric light commercial vehicles on a single charge declines over time, which may negatively influence potential customers’ decisions whether to purchase them.

The range of our electric light commercial vehicles on a single charge declines over time, principally as a function of usage, time, and charging patterns, as well as other factors. For example, a customer’s use of their ELEMO-K or ELEMO, as well as the frequency with which they charge the battery of their ELEMO-K or ELEMO, can result in additional deterioration of the battery’s ability to hold a charge. While we currently provide our customers with a battery capacity warranty to cover the battery capacity deterioration to alleviate the customers’ concerns about batteries in general, such a warranty may be insufficient to cover every issue regarding battery capacity deterioration and may negatively influence potential customers’ decisions whether to purchase our vehicles, which may harm our ability to market and sell our vehicles, which would materially adversely affect our business, operating results, financial condition and prospects.

If we are unable to conduct our marketing activities cost-effectively, our results of operations and financial condition may be materially and adversely affected.

We have incurred expenses on a variety of marketing and brand promotion efforts designed to enhance our brand recognition and reputation. Our marketing and promotional activities may not be well received by customers and may not result in the increased levels of customer base and sales of our electric light commercial vehicles that we anticipate. We incurred JPY11.7 million, or approximately $0.1 million, and JPY18.7 million, or approximately $0.2 million, in promotion and advertising expenses during the fiscal years ended September 30, 2022 and 2021, respectively. Marketing approaches and tools in the commercial light truck market in Japan are evolving. This further requires us to enhance our marketing approaches and to experiment with new marketing methods to keep pace with industry developments and customer preferences, which may not be as cost-effective as our marketing activities in the past and may lead to significantly higher marketing expenses in the future. We cannot assure you that we can produce, or benefit from, unique and effective marketing campaigns in the future. Failure to refine our existing marketing approaches or to introduce new effective marketing approaches in a cost-effective manner could reduce our market share, cause our net revenue to decline, and negatively impact our profitability.

Developments in alternative technologies or improvements in the internal combustion engine may materially and adversely affect the demand for our electric light commercial vehicles.

Significant developments in alternative technologies, such as advanced diesel, ethanol, fuel cells, hydrogen fuel or compressed natural gas, or improvements in the fuel economy of the internal combustion engine, may materially and adversely affect our business and prospects in ways we do not currently anticipate. For example, fuel that is abundant and relatively inexpensive in Japan, such as compressed natural gas, may emerge as consumers’ preferred alternative to petroleum-based propulsion. Any failure by us to keep up with new or enhanced technologies or processes, or to react to changes in existing technologies, could materially delay our development and introduction of new and enhanced electric light commercial vehicles, which could result in the loss of competitiveness of our electric light commercial vehicles, decreased revenue, and a loss of market share to competitors.

We significantly depend on the operations and supply chain we have built with our business partners, and any failure or significant disruptions of the operations and supply chain could materially adversely affect our business, financial condition, and results of operations.

Our business is highly dependent on the operations and supply chain we have built with our business partners. As of the date of this prospectus, besides our cooperating manufacturer, Cenntro, we also rely on (i) Car Center First and Nakamura Body to modify our electric light commercial vehicles to comply with the regulations and standards for the Japanese market, install the accessories, and undertake the inspection, (ii) ENEOS WING to promote the sales of and distribute our electric light commercial vehicles via their sales and distribution channels in Japan, and (iii) Japan Autobody Repair Work Association to provide maintenance, repair, and other after-sale services to our customers in its maintenance facilities. Our reliance on these business partners makes us vulnerable to possible sales constraints and reduced control over delivery schedules and the quality of our electric light commercial vehicles and sale and after-sale services. While we have entered into agreements with our business partners, we may not be successful in extending or renewing these agreements on favorable terms when they expire in the future. If we fail to extend or renew the agreements or extend or renew them on less favorable terms than we currently have, our business operation may be interrupted, or we could be subject to binding obligations that may be harmful to our business. Any change in our relationships with any of our business partners could adversely affect our financial condition and results of operations.

We may be negatively impacted by the deterioration in the financial conditions of any of our business partners. If any of our business partners were unable or unwilling to perform their services at high-quality levels, on a timely basis, and pursuant to our agreements, due to financial conditions or otherwise, we would have to identify, qualify, and select acceptable alternative performers. An alternative performer may not be available to us when needed or may not be in a position to satisfy our requirements on commercially reasonable terms, and may be incapable of addressing considerations with respect to quality and timing. Any significant interruption of our operations and supply chain would require us to reduce or delay our supply of products/services to our customers or increase our costs to look for alternative performers to make up for delays, if possible, which in turn could reduce our revenue, cause us to incur delay-related liquidated damages or other liabilities to our customers, harm our relationships with our customers, damage our reputation, or cause us to forego potential revenue opportunities. While we may have certain contractual remedies against our business partners, if our business partners become unable or unwilling to continue to perform their services at high-quality levels, on a timely basis, and pursuant to our agreements, such remedies may not be sufficient in scope, we may not be able to effectively enforce such remedies, and we may incur significant costs in enforcing such remedies.

Marketplace confidence in our long-term business prospects is important for building and maintaining our business.

If we are unable to establish and maintain confidence about our business prospects among consumers and within our industry, then our financial condition, operating results, and business prospects may suffer materially. Our electric light commercial vehicles are highly technical products that require maintenance and support. If we were to cease or cut back operations, even years from now, buyers of our electric light commercial vehicles from years earlier might have much more difficulty in maintaining their electric light commercial vehicles and obtaining satisfactory support. As a result, consumers may be less likely to purchase our electric light commercial vehicles now if they are not convinced that our business will succeed or that our operations will continue for many years. Similarly, our business partners and other third parties will be less likely to invest time and resources in developing business relationships with us if they are not convinced that our business will succeed.

Accordingly, in order to build and maintain our business, we must maintain confidence among customers, business partners, and other parties in our liquidity and long-term business prospects. In contrast to some more established auto makers, we believe that, in our case, the task of maintaining such confidence may be particularly complicated by factors such as the following:

•        our limited operating history;

•        our limited revenue and lack of profitability to date;

•        unfamiliarity with or uncertainty about our electric light commercial vehicles;

•        uncertainty about the long-term marketplace acceptance of alternative fuel commercial light trucks generally, or electric light commercial vehicles specifically;

•        the prospect that we will need ongoing infusions of external capital to fund our planned operations;

•        the size of our expansion plans in comparison to our existing capital base and scope and history of operations; and

•        the prospect or actual emergence of direct, sustained competitive pressure from more established auto makers, which may be more likely if our initial efforts are perceived to be commercially successful.

Many of these factors are largely outside our control, and any negative perceptions about our long-term business prospects, even if exaggerated or unfounded, would likely harm our business and make it more difficult to raise additional funds when needed.

Our future success depends on our ability to retain our chief executive officer and other key executives and to attract and retain qualified personnel.

We are highly dependent on our executive officers, as well as the other principal members of our management team. We also depend on our ability to retain and motivate key employees and attract qualified new employees. We may be unable to replace key members of our management team and key employees if we lose their services. Integrating new employees into our team could prove disruptive to our operations, require substantial resources and management attention and ultimately prove unsuccessful. An inability to attract and retain sufficient managerial personnel who have critical industry experience and relationships could limit or delay our strategic efforts, which could have a material adverse effect on our business, financial condition, and results of operations.

While we maintain “key person” insurance for our directors and executive officers, the loss of the services of any of these persons could impede the achievement of our growth, development, and commercialization objectives. The unexpected loss of the services of one or more of our directors or executive officers and/or advisors, including due to disease (such as COVID-19), disability, or death, could have a detrimental effect on us.

In addition, we currently rely on consultants and advisors to assist us in formulating our development and commercialization strategy. Our consultants and advisors may be employed by employers other than us and may have commitments under consulting or advisory contracts with other entities that may limit their availability to us.

If we are unable to provide a high-quality customer experience, our business, reputation, financial condition, and results of operations may be materially and adversely affected.

The success of our business largely depends on our ability to provide a high-quality customer experience, which in turn depends on a variety of factors. These factors include our ability to offer good quality electric light commercial vehicles at competitive prices and maintain reliable relationships with our customers, and the ability of our business partner, Japan Autobody Repair Work Association, to continue to provide high-quality, timely, and satisfying sale and after-sales services. If our customers are not satisfied with our service experience, or the quality and the prices of our electric light commercial vehicles are severely interrupted or otherwise fail to meet our customers’ expectations, our reputation and customer loyalty could be adversely affected.

As a result, if we are unable to continue to provide or maintain a high-quality customer experience, we may not be able to retain existing customers or attract new customers, which could have a material adverse effect on our business, reputation, financial condition, and results of operations.

Our business depends on the continued success of our brands, and if we fail to maintain and enhance the recognition of our brands, we may face difficulty increasing our network of business partners and customers, and our reputation and operating results may be harmed.

We believe that market awareness of our brands, including “HWE,” “HW ELECTRO” and “ELEMO,” have contributed significantly to the success of our business. Maintaining and enhancing our brands is critical to our efforts to increase our network of business partners and customers.

Our ability to attract business partners and customers depends not only on investment in our brands, our marketing efforts, and the success of our products and services, but also on the perceived value of our products and services versus competing alternatives among our customer base. In addition, a failure by our customers to distinguish between our brands and the different products and services provided by our competitors may result in a reduction in revenue, profit, and margins. If our marketing initiatives are not successful or become less effective, or if we are unable to further enhance our brand recognition, or if we incur excessive marketing and promotion expenses, we may not be able to attract new customers successfully or efficiently, and our business and results of operations may be materially and adversely affected.

In addition, negative publicity about our business, products, services, shareholders, affiliates, directors, officers, and other employees, and the industry in which we operate, can harm the recognition of our brands or reputation. Negative publicity, regardless of merits, concerning the foregoing, could be related to a wide variety of matters, including, but not limited to:

•        alleged misconduct or other improper activities committed by our directors, officers, other employees, and business partners, including misrepresentation made by our employees to potential business partners and customers during sales and marketing activities, and other fraudulent activities to artificially inflate the popularity of our products and services offerings;

•        false or malicious allegations or rumors about us or our directors, shareholders, affiliates, officers, other employees and business partners;

•        complaints by customers, or business partners about our products, services and sales, and marketing activities;

•        security breaches of confidential business partners, customer, or employee information;

•        employment-related claims relating to alleged employment discrimination, wage, and hour violations; and

•        governmental and regulatory investigations or penalties resulting from our failure to comply with applicable laws and regulations.

In addition to traditional media, there has been increasing use of social media platforms and similar devices in Japan, including instant messaging applications, social media websites, and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on instant messaging applications and social media platforms is virtually immediate, as is its impact, without affording us an opportunity for redress or correction. The opportunity for dissemination of information, including inaccurate information, is readily available. Information concerning our Company, shareholders, affiliates, directors, officers, other employees, and business partners, may be posted on such platforms at any time. The risks associated with any such negative publicity or incorrect information cannot be completely eliminated by our strategies to maintain our brand integrity and may materially harm the recognition of our brand, our reputation, business, financial condition, and results of operations.

We could be adversely affected by a failure to protect our intellectual property or the intellectual property of our business partners.

We have significant intellectual property rights, in particular with respect to our brands, such as “HWE,” “HW ELETRO,” and “ELEMO.” See also “— Our business depends on the continued success of our brands, and if we fail to maintain and enhance the recognition of our brands, we may face difficulty increasing our network of business partners and customers, and our reputation and operating results may be harmed.”

We regard our intellectual property as critical to our success, and we depend, to a large extent, on our ability to develop and maintain our intellectual property rights. To do so, we rely upon a combination of trade secrets, confidential policies, nondisclosure, and other contractual arrangements and copyrights, software copyrights, trademarks, and other intellectual property laws. We also make use of the intellectual property rights from business partners to monetize the services we provide. Despite our efforts to protect our or our business partners’ intellectual property rights, the steps we take in this regard might not be adequate to prevent, or deter, infringement or other misappropriation of our or our business partners’ intellectual property by competitors, former employees, or other third parties.

Monitoring and preventing any unauthorized use of our or our business partners’ intellectual property is difficult and costly, and any of our or our business partners’ intellectual property rights could be challenged, invalidated, circumvented, or misappropriated, or such intellectual property may not be sufficient to provide us with competitive advantages. Litigation or proceedings before governmental authorities, or administrative and judicial bodies may be necessary to enforce our intellectual property rights and to determine the validity and scope of our rights. Our efforts to protect our intellectual property in such litigation and proceedings may be ineffective and could result in substantial costs and diversion of resources and management time, each of which could substantially harm our operating results. Any failure in protecting or enforcing our or our business partners’ intellectual property rights could have a material adverse effect on our business, results of operations, financial condition, or prospects.

We may be subject to intellectual property claims that create uncertainty about ownership or use of intellectual property essential to our business and divert our managerial and other resources.

Our success depends, in part, on our ability to operate without infringing the intellectual property rights of others. Third parties may, in the future, claim our or our business partners’ current or future copyrights, patents, trademarks, technologies, business methods, or processes infringe on their intellectual property rights or challenge the validity of our or our business partners’ intellectual property rights. We may be subject to intellectual property infringement claims that would be costly to defend and could limit our ability to use certain critical copyrights, trademarks, or business methods.

The defense and prosecution, if necessary, of intellectual property suits, interference proceedings, and related legal and administrative proceedings can become very costly and may divert our management personnel from their normal responsibilities. We may not prevail in any of these suits or proceedings. An adverse determination of any litigation or defense proceedings could require us to pay substantial compensatory and punitive damages, could restrain us from using critical copyrights, patents, trademarks, business methods, or processes, and could result in us losing or not gaining valuable intellectual property rights.

Furthermore, due to the voluminous amount of discovery frequently conducted in connection with intellectual property litigation, some of our confidential information could be disclosed to competitors during this type of litigation. In addition, public announcements of the results of hearings, motions, or other interim proceedings or developments in the litigation could be perceived negatively by investors and thus have an adverse effect on the trading price of the ADSs.

We require a significant amount of cash to fund our operations and business expansion; if we cannot obtain additional capital on terms satisfactory to us when we need it, our growth prospects and future profitability may be materially and adversely affected.

We require a significant amount of cash to fund our operations, including payments to the cooperating manufacturer for our products. We will also need to raise funds for the expansion of our sales and distribution channels and other investing activities so as to remain competitive. We believe that our current cash and anticipated cash flow from operations will be sufficient to meet our anticipated cash needs for the next 12 months, including for working capital and capital expenditures. However, future expansion, market changes, or other developments may cause us to require additional funds. Our ability to obtain external financing is subject to a number of uncertainties, including:

•        our future financial condition, results of operations, and cash flows;

•        the state of global credit markets;

•        general market conditions for financing activities by companies in our industry; and

•        economic, political, and other conditions in Japan and elsewhere.

If we are unable to obtain funding in a timely manner or on commercially acceptable terms, or at all, our growth prospects and future profitability may be materially and adversely affected.

Our current insurance policies may not provide adequate levels of coverage against all claims and we may incur losses that are not covered by our insurance.

We believe we maintain insurance coverage that is customary for businesses of our size and type. However, we may be unable to insure against certain types of losses or claims, or the cost of such insurance may be prohibitive. Uninsured losses or claims, if they occur, could have a material adverse effect on our reputation, business, results of operations, financial condition, or prospects.

Our operations are subject to natural disasters, adverse weather conditions, operating hazards, and labor disputes.

We may experience earthquakes, floods, typhoon, power outages, labor disputes, or similar events beyond our control that would affect our operations. Our cooperating manufacturer’s manufacturing processes involve the use of hazardous equipment, such as furnaces, and it also use, store, and generate volatile and otherwise dangerous chemicals and wastes during its manufacturing processes, which are potentially destructive and dangerous if not properly handled or in the event of uncontrollable or catastrophic circumstances, including operating hazards, fires and explosions, natural disasters, adverse weather conditions, and major equipment failures, for which we cannot obtain insurance at a reasonable cost or at all.

In addition, since our cooperating manufacturer manufactures our electric light commercial vehicles in its factories in Hangzhou, China, the occurrence of any natural disaster, unanticipated catastrophic event, or unexpected accident in this location could result in production curtailments, shutdowns, or periods of reduced production, which could significantly disrupt our business operations, cause us to incur additional costs, and affect our ability to deliver our products to our customers as scheduled, which could adversely affect our business, financial condition, and results of operations.

Our results could be harmed if compliance with new environmental regulations becomes too burdensome.

The manufacturing processes of our cooperating manufacturer may result in the creation of hazardous and/or toxic wastes, including various gases, epoxies, inks, solvents, and other organic wastes. Our cooperating manufacturer is subject to Chinese governmental regulations related to the use, storage, and disposal of such hazardous wastes. The amounts of their hazardous waste may increase in the future as the manufacturing operations increase, and therefore, their cost of compliance is likely to increase. Although we believe it is operating in compliance with applicable environmental laws, there is no assurance that it will be in compliance consistently as such laws and regulations, or their interpretation and implementation, change. Failure to comply with environmental regulations could result in fines, suspension, or halting production or closure of manufacturing operations, eventually harming our business. Additionally, our cooperating manufacturer may incur substantial costs to comply with future regulations, which may also adversely impact our results of operations.

In addition, we are required by certain Japanese governmental regulations to retrieve and recycle specified materials and components such as airbags. Retrieving and recycling such specified materials may be costly, and we may thus incur substantial costs to comply with these regulations, which may also adversely impact our results of operations.

We may not be able to manage our expansion of operations effectively.

In anticipation of the growth in demand for our electric light commercial vehicles, we plan to expand our business operations significantly. Our ability to meet existing commitments to our customers depends on the successful and timely implementation of our expansion plan. If we are unable to fulfill our commitments to customers or customer orders on a timely basis or at all, we may lose our customers and our reputation may be damaged.

The success of our business expansion and operational growth depends on the improvement of our operational and financial systems, enhancement of our internal procedures and controls, and development of the business alliance with existing and potential business partners. If we fail to improve our operational and financial systems, enhance our internal procedures and controls and risk monitoring and management system, and develop the business alliance with existing and potential business partners, we may not be able to take advantage of growth opportunities or identify unfavorable business trends, administrative oversights, or other risks that could materially and adversely affect our business, prospects, financial condition, and results of operations. Furthermore, our management will be required to maintain and expand our relationships with our customers, business partners, and other third parties. We cannot assure you that our current and planned operations, personnel, systems, internal procedures, and controls will be adequate to support our future growth. If we are unable to manage our growth effectively, we may not be able to take advantage of market opportunities, execute our business strategies, or respond to competitive pressures.

The resurgence of COVID-19 may adversely impact our business, results of operations, and cash flows.

From 2019 to 2022, the COVID-19 pandemic resulted in the implementation of significant governmental measures, including lockdowns, closures, quarantines, and travel bans, intended to control the spread of the virus. The possibility of future resurgences of the COVID-19 pandemic or similar events may prompt governments across the world to implement similar actions. Such governmental actions, together with the development of the COVID-19 pandemic, could materially disrupt our business and operations, slow down the overall economy, curtail consumer spending, and make it difficult to adequately staff our operations.

Although we are fully dependent on our cooperating manufacturer, Cenntro, to manufacture our products in its factory in China, our operating results were not materially affected by the COVID-19 pandemic and the implementation of significant governmental measures in China during the fiscal years ended September 30, 2021 and 2022 since our business was still at the preparing stage and the very beginning stage, respectively. Since September 30, 2022, and as of the date of this prospectus, our operating results have been slightly affected by the COVID-19 pandemic. As our business has currently entered into the rapid growth stage, our business and results of operation may be significantly adversely impacted if the resurgence of the COVID-19 pandemic occurs in China and the Chinese government decides to implement significant governmental measures similar to the zero-COVID policy it applied from 2020 to early December 2022, which might lead to lockdown or operating restrictions of Cenntro’s manufacturing factory in China and thus the disruption of our supply chain.

Although the spread of COVID-19 appears to be under control currently, the extent to which the COVID-19 pandemic may impact our future financial results will depend on future developments, such as the implementation of governmental measures, new information on the effectiveness of the mitigation strategies, the duration, spread, severity, and resurgence of COVID-19 and any COVID-19 variants, the related travel advisories and restrictions, the overall impact of the COVID-19 pandemic on the global economy and capital markets, and the efficacy of COVID-19 vaccines, which may also take an extended time to be widely and adequately distributed, all of which remain highly uncertain and unpredictable. Given this uncertainty, we are currently unable to quantify the expected impact of the COVID-19 pandemic on our future operations, financial condition, liquidity, and results of operations if the current situation continues.

Our business, financial condition, and results of operations could be materially adversely affected if the exchange rate between U.S. dollars and JPY changes.

Our products sold and services provided to our customers are denominated in JPY, while the currency we pay to our cooperating manufacturer is the U.S. dollar. The value of JPY has been subject to significant fluctuations with respect to the U.S. dollar in the past and may be subject to significant fluctuations in the future. As a result, we face exposure to foreign currency exchange rate fluctuations. The value of JPY against U.S. dollars may fluctuate and is affected by, among other things, changes in political and economic conditions and the foreign exchange policy adopted by the Japanese government. We may not be able to implement the pricing policy that raises the prices of our products or services generally in line with local inflation, thereby helping to mitigate the effects of devaluations of JPY in the future, or future exchange rate fluctuations may have a material adverse effect on its ability to pay or purchase. If the exchange rate between JPY and U.S. dollars fluctuates in an unanticipated manner, our business, financial condition, and results of operations could be materially adversely affected.

We are currently operating in a period of economic uncertainty and capital markets disruption, which has been significantly impacted by geopolitical instability due to the ongoing military conflict between Russia and Ukraine. Our business, financial condition, and results of operations could be materially adversely affected by any negative impact on the global economy and capital markets resulting from the conflict in Ukraine or any other geopolitical tensions.

U.S. and global markets are experiencing volatility and disruption following the escalation of geopolitical tensions and the start of the military conflict between Russia and Ukraine. On February 24, 2022, a full-scale military invasion of Ukraine by Russian troops was reported. Although the length and impact of the ongoing military conflict is highly unpredictable, the conflict in Ukraine could lead to continuing market disruptions, including significant volatility in commodity prices, credit and capital markets, as well as supply chain interruptions.

The military conflict in Ukraine has led to sanctions and other penalties being levied by the United States, European Union and other countries, including Japan, against Russia. Additional potential sanctions and penalties have also been proposed or threatened. In addition, if China actively involves itself in or extends support to Russia, there is a potential risk of sanctions and penalties being imposed on China as well by the United States, European Union, and other countries against Russia, including Japan. Because all of our products are produced by our cooperating manufacturer, Cenntro, in its factory in China and are sold in Japan, if Japan imposes sanctions and penalties on China, we may be limited or prohibited from importing our products into Japan, leading to a significant disruption of our supply chain and operation and massive adverse impact on business, results of operations, and financial condition. Although our business has not been materially impacted by the ongoing military conflict between Russia and Ukraine to date, it is impossible to predict the extent to which our operations, or those of our cooperating manufacturer and other business partners, will be impacted in the short and long term, or the ways in which the conflict may impact our business, including sanctions and penalties being levied by Japan against China. The extent and duration of the military action, sanctions and resulting market disruptions are impossible to predict, but could be substantial. Any such disruptions may also magnify the impact of other risks described in this prospectus.

We operate in a competitive market and our failure to compete effectively could adversely affect our results of operations.

The Japanese electric light commercial vehicles market is oligopolistic, as only three companies sell electric light commercial vehicles in Japan — Mitsubishi Motors Corporation, ASF Co. Ltd. and us. We believe that competing with Mitsubishi Motors Corporation and ASF Co. Ltd. has caused us limited adverse impact as of the date of this prospectus. See “Business — Competition.” However, our current or future competitors may have longer operating histories, greater brand recognition, better supplier relationships, larger customer bases, more cost-effective fulfillment capabilities, or greater financial, technical, or marketing resources than we do. Competitors may leverage their brand recognition, experience, and resources to compete with us in a variety of ways, including investing more heavily in research and development and making acquisitions for the expansion of their products. Some of our competitors may be able to secure more favorable terms from suppliers, devote greater resources to marketing and promotional campaigns, and adopt more aggressive pricing or inventories policies than us. In addition, new and enhanced technologies may increase the competition in the Japanese electric light commercial vehicles market. Increased competition may reduce our profitability, market share, customer base, and brand recognition. There can be no assurance that we will be able to compete successfully against current or future competitors, and such competitive pressures could have a material adverse effect on our business, financial condition, and results of operations.

Cybersecurity incidents may materially and adversely affect our business.

Security breaches, computer malware and computer hacking attacks have been a prevalent concern in recent years. Our HW ELECTRO Platform Services to be launched in September 2023 will enable us to collect and analyze the big data, such as the driving data, routing data, and vehicle conditions to evaluate the performance of each driver for the customer’s reference. See “Business—Growth Strategies—Diversify Revenue Sources.” This could subject us to cybersecurity risks. To reduce security concerns, we will rely on commercially available systems, software, tools, and monitoring to provide security for processing, transmission, and storage of confidential information.

Despite the security measures and ongoing vigilance, we will have in place to protect sensitive information, our systems and those of our third-party service providers may be vulnerable to security breaches, hacker attacks, vandalism, computer viruses, loss or misplacement of data, human error, or other malfunctions and attacks. Such breaches may compromise our network and information stored therein may be accessed, disclosed, lost, or stolen. Advances in computer and software capabilities and encryption technology, new tools, and other developments may increase the risk of a breach or compromise. Technological interruptions would also disrupt our operations, including our ability to timely deliver and track product or service orders, project inventories requirements, manage our supply chain and otherwise adequately service our customers or disrupt our customers’ ability to use our products or services. In the event we experience significant disruptions, we may be unable to repair our systems in an efficient and timely manner and such events may disrupt or reduce the efficiency of our entire operation for a prolonged period. The occurrence of these incidents could result in diminished internal and external reporting capabilities, impaired ability to process transactions, harm to our control environment, diminished employee productivity, and unanticipated increases in costs, including substantial legal costs in connection with the defending of any lawsuits that may arise from such incidents.

We are increasingly dependent on complex information technology to manage our infrastructure. Our information systems require an ongoing commitment of significant resources to maintain, protect and enhance our existing systems. Failure to maintain or protect our information systems and data integrity effectively could negatively affect our business, financial condition and results of operations.

Our substantial indebtedness could materially and adversely affect our business, financial condition, results of operations, and cash flows.

As of September 30, 2022, we had $1,364,599 in loans payable to third party and financial institution, long-term loan, bank loans and leases liabilities, including current portion and $511,368 in amount due to related party.

The amount of our debt could have significant consequences on our operations, including:

•        reducing the availability of our cash flow to fund working capital, capital expenditures, acquisitions, and other general corporate purposes as a result of our debt service obligations;

•        limiting our ability to obtain additional financing;

•        limiting our flexibility in planning for, or reacting to, changes in our business, the industry in which we operate, and the general economy;

•        increasing the cost of any additional financing; and

•        limiting the ability of our subsidiaries to pay dividends to us for working capital or return on our investment.

Any of these factors and other consequences that may result from our substantial indebtedness could have a material adverse effect on our business, financial condition, results of operations, and cash flows impacting our ability to meet our payment obligations under our debts. Our ability to meet our payment obligations under our outstanding indebtedness depends on our ability to generate significant cash flow in the future. This, to some extent, is subject to general economic, financial, competitive, legislative, and regulatory factors as well as other factors that are beyond our control.

We have engaged in transactions with related parties, and such transactions present possible conflicts of interest that could have an adverse effect on our business and results of operations.

We have entered into a number of transactions with related parties, including our directors and executive officer. See “Related Party Transactions” on page 84. We may in the future enter into additional transactions with entities in which members of our board of directors and other related parties hold ownership interests. Transactions with the entities in which related parties hold ownership interests present potential for conflicts of interest, as the interests of these entities and their shareholders may not align with the interests of the Company and our unaffiliated shareholders with respect to the negotiation of, and certain other matters related to, our purchases from and other transactions with such entities. Conflicts of interest may also arise in connection with the exercise of contractual remedies under these transactions, such as default.

Nevertheless, we may have achieved more favorable terms if such transactions had not been entered into with related parties. These transactions, individually or in the aggregate, may have an adverse effect on our business and results of operations or may result in government enforcement actions other litigation.

The regulatory regimes governing electric vehicles are uncertain, and new regulations or policies may materially adversely affect the development of electric vehicles.

We operate in the electric vehicle industry, which is subject to certain laws and regulations in Japan. See “Regulations.” Our industry is relatively new and evolving, and relevant laws and regulations in Japan involve significant uncertainties. As a result, in certain circumstances it may be difficult to determine what actions or omissions may be deemed to be in violation of applicable laws and regulations. New or changing laws and regulations or interpretations of existing laws and regulations may materially and adversely impact the development and growth of our industry, which could adversely affect our business.

We rely heavily on our sole manufacturer, Cenntro, to manufacture our products in its factories in China. This subjects us to economic, operational, regulatory and legal risks specific to China.

We currently rely on our cooperating manufacturer, Cenntro, to manufacture all of our electric light commercial vehicles in its factories in China. See “Business — Manufacturing.” We expect to continue relying solely on Cenntro in the next five years. This increases our sensitivity to the economic, operational and legal risks specific to China. For example, China’s economy differs from the economies of most developed countries in many aspects, including, but not limited to, the degree of government involvement, level of corruption, control of capital investment, reinvestment control of foreign exchange, control of intellectual property, allocation of resources, growth rate and development level. Although the Chinese government has implemented measures since the late 1970s emphasizing the utilization of market forces for economic reform, including the reduction of state ownership of productive assets, and the establishment of improved corporate governance in business enterprises, which are generally viewed as a positive development for foreign business investment, a substantial portion of productive assets in China is still owned by the Chinese government. In addition, the Chinese government continues to play a significant role in regulating industry development by imposing industrial policies. The Chinese government also exercises significant control over economic growth in China through allocating resources, controlling payments of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies.

It is unclear whether and how our current or future business, prospects, financial condition or results of operations may be affected by changes in China’s economic, political and social conditions and in its laws, regulations and policies. In addition, many of the economic reforms carried out by the Chinese government are unprecedented or experimental and are expected to be refined and improved over time. This refining and improving process may not necessarily have a positive effect on our operations and business development.

Additionally, the legal system in China is not fully developed and there are inherent uncertainties that may affect the protection afforded to Cenntro for its business and activities in China that are governed by the Chinese laws and regulations, which might impact our operations and business development. Any administrative and court proceedings in China may be protracted, resulting in substantial costs and diversion of resources and management attention. Since administrative and court authorities in China have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection for us than in more developed legal systems. These uncertainties may impede our ability to enforce contracts and could materially and adversely affect our business, financial condition and results of operations.

We rely on third-party platforms to operate our first own original designed product, PUZZLE, any interruption of these platforms may cause adverse effect on our business.

In the second half of 2024, we plan to launch a new model of electric light commercial vehicle — PUZZLE, a commercial van to be made for the Japanese market. PUZZLE will be our first own original designed product. To make PUZZLE a user-friendly vehicle to operate, we have designed PUZZLE to be compatible with some supportive software such as Apple CarPlay and Android Auto, as well as our own developed supporting system — the HW ELECTRO Platform Service. See “Business—Growth Strategies—Develop our own original designed products.” Our business would be harmed if:

•        third-party supportive software developers discontinue or limit our access to their platforms;

•        governments or private parties, such as internet providers, impose bandwidth restrictions or increase charges or restrict or prohibit access to those platforms;

•        Apple CarPlay and Android Auto start to charge fees;

•        the platforms modify their algorithms, communication channels available to developers, respective terms of service or other policies;

•        the platforms decline in popularity;

•        the platforms adopt changes or updates to their technology that impede integration with other software systems or otherwise require us to modify our technology or update our system in order to ensure our customers can continue to operate PUZZLE with ease;

•        the platforms block or limit access to Japanese customers; and

•        we are unable to comply with the platform providers’ terms of service.

In addition, if we do not adhere to the terms and conditions of its platform providers, the platform providers may take actions to limit the operations of, suspend or remove our operations from the platform, and/or we may be exposed to liability or litigation.

If any events described above or similar to those described above were to occur on a short-term or long-term basis, they could have a material adverse effect on our brands and reputation, as well as our business, financial condition and results of operations.

We have incurred significant losses during the fiscal year ended September 30, 2022, which raises substantial doubt about our ability to continue as a going concern. Our ability to continue as a going concern depends on being able to generate positive operating cash flows and raise additional capital significant enough to result in operating profitability.

We have a significant working capital deficiency, have incurred significant losses, and need to raise additional funds to meet our obligations and sustain our operations during the fiscal year ended September 30, 2023. For the fiscal year ended September 30, 2022, our net loss was $4,700,613. As of September 30, 2022, our working capital deficit was $1,351,178. In addition, we had net cash outflows of $2,191,737 from operating activities for the fiscal year ended September 30, 2022. Given the preceding conditions, our auditor, WWC, P.C., has raised substantial doubt about our ability to continue as a going concern. Our ability to continue as a going concern depends upon our ability to market and sell our products to generate positive operating cash flows.

While our management’s plan is to continue improving operations to generate positive operating cash flows and raise additional capital through private or public offerings, there is no assurance that we will be successful in generating positive operating cash flows and raising additional capital through private or public offerings that are significant enough to result in operating profitability in the future.

If we are unable to generate and raise sufficient positive operating cash flows and additional capital to result in operating profitability in the future, there may remain substantial doubt about our ability to continue as a going concern, and, investors or other financing sources may be unwilling to provide funding to us on commercially reasonable terms or at all.

Further, if we are unable to continue as a going concern, we may have to discontinue operations and liquidate our assets and may be compelled to receive less than the value at which those assets are carried on our audited financial statements, which would cause the ADS holders to lose all or a part of their investment.

Risks Relating to this Offering and the Trading Market

An active trading market for our Ordinary Shares or the ADSs may not develop.

We intend to apply to list the ADSs on Nasdaq. We have no current intention to seek a listing for our Ordinary Shares on any stock exchange. Prior to this offering, there has not been a public market for the ADSs or our Ordinary Shares, and we cannot assure you that an active public market for the ADSs will develop or be sustained after this offering. If an active public market for the ADSs does not develop following the completion of this offering, the market price and liquidity of the ADSs may be materially and adversely affected. The initial public offering price of the ADSs will be determined through negotiation between us and the underwriters, and this price does not necessarily reflect the price at which investors in the market will be willing to buy and sell the ADSs following the completion of this offering. Investors in this offering may experience a significant decrease in the market value of their investments, regardless of our operating performance or prospects.

You will experience immediate and substantial dilution in the net tangible book value of Ordinary Shares underlying the ADSs purchased.

The initial public offering price of the ADSs is substantially higher than the pro forma as adjusted net tangible book value per Ordinary Share underling the ADS. Consequently, when you purchase the ADSs in the offering, upon completion of the offering you will incur immediate dilution of $[•] per Ordinary Share underlying the ADS, based on an assumed initial public offering price of $[•] per ADS, which is the midpoint of the initial public offering price range set forth on the cover page of this prospectus, and assuming no exercise of the Representative’s over-allotment option. See “Dilution” beginning on page 39 of this prospectus. In addition, you may experience further dilution to the extent that additional Ordinary Shares or ADSs are issued upon exercise of outstanding options we may grant from time to time.

Future issuances of the ADSs or Ordinary Shares or securities convertible into, or exercisable or exchangeable for, our Ordinary Shares, or the expiration of lock-up agreements that restrict the issuance of new ADSs or Ordinary Shares or the trading of outstanding ADSs or Ordinary Shares, could cause the market price of the ADSs to decline and would result in the dilution of your holdings.

Future issuances of the ADSs or our Ordinary Shares or securities convertible into, or exercisable or exchangeable for, our Ordinary Shares, or the expiration of lock-up agreements that restrict the issuance of new ADSs or Ordinary Shares or the trading of outstanding ADSs or Ordinary Shares, could cause the market price of the ADSs to decline. We cannot predict the effect, if any, of future issuances of our securities, or the future expirations of lock-up agreements, on the price of the ADSs. In all events, future issuances of the ADSs or our Ordinary Shares would result in the dilution of your holdings. In addition, the perception that new issuances of our securities could occur, or the perception that locked-up parties will sell their securities when the lock-ups expire, could adversely affect the market price of the ADSs. In connection with this offering, we will enter into a lock-up agreement that prevents us, subject to certain exceptions, from offering additional shares of capital stock for up to six months from the effective date of the registration statement of which this prospectus forms a part, as further described in the section titled “Underwriting.” In addition to any adverse effects that may arise upon the expiration of these lock-up agreements, the lock-up provisions in these agreements may be waived, at any time and without notice. If the restrictions under the lock-up agreements are waived, the ADSs or our Ordinary Shares may become available for resale, subject to applicable law, including without notice, which could reduce the market price for the ADSs.

After the completion of this offering, share ownership will remain concentrated in the hands of our management, who will continue to be able to exercise a direct or indirect controlling influence on us.

We anticipate that our directors and executive officers will together beneficially own approximately [•]% of our Ordinary Shares issued and outstanding after the completion of this offering, assuming the Representative does not exercise its over-allotment option, or [•]% assuming the Representative exercises its over-allotment option in full, in each case, excluding shares issuable upon exercise of unexercised options or the Representative’s Warrants. As a result, these shareholders, acting together, will have significant influence over all matters that require approval by our shareholders, including the election of directors and approval of significant corporate transactions. Corporate action might be taken even if other shareholders, including those who purchase ADSs in this offering, oppose them. This concentration of ownership might also have the effect of delaying or preventing a change of control of our Company that other shareholders may view as beneficial.

The sale or availability for sale of substantial amounts of the ADSs could adversely affect their market price.

Sales of substantial amounts of the ADSs in the public market after the completion of this offering, or the perception that these sales could occur, could adversely affect the market price of the ADSs and could materially impair our ability to raise capital through equity offerings in the future. The ADSs sold in this offering will be freely tradable without restriction or further registration under the Securities Act, and Ordinary Shares held by our existing shareholders may also be sold in the public market in the future, subject to the restrictions in Rule 144 and Rule 701 under the Securities Act and the applicable lock-up agreements. As of the date of this prospectus, 17,608,873 of our Ordinary Shares and 1,428,571 of our Series A convertible preferred shares are outstanding. There will be [•] ADSs (representing [•] Ordinary Shares) issued and outstanding immediately following the consummation of this offering, assuming no exercise of the Representative’s over-allotment option, or [•] ADSs (representing [•] Ordinary Shares), if the Representative exercises its over-allotment option in full, in each case, excluding shares issuable upon exercise of unexercised options or the Representative’s Warrants, and based on an assumed initial public offering price of $[•], which is the midpoint of the initial public offering price range set forth on the cover page of this prospectus. In connection with this offering, our directors and executive officers have agreed not to sell any Ordinary Shares, ADSs, or similar securities for six months after the date of this prospectus without the prior written consent of the Representative, subject to certain exceptions. However, the Representative may release these securities from these restrictions at any time, subject to applicable regulations of the Financial Industry Regulatory Authority, Inc. (“FINRA”). We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of the ADSs. See “Underwriting” and “Shares Eligible for Future Sale” for a more detailed description of the restrictions on selling our securities after this offering.

If securities or industry analysts do not publish research or reports about our business, or if they publish a negative report regarding the ADSs, the price of the ADSs and trading volume could decline.

Any trading market for the ADSs may depend in part on the research and reports that industry or securities analysts publish about us or our business. We do not have any control over these analysts. If one or more of the analysts who cover us downgrade us, the price of the ADSs would likely decline. If one or more of these analysts cease coverage of our Company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which could cause the price of the ADSs and the trading volume to decline.

The market price of the ADSs may be volatile or may decline regardless of our operating performance, and you may not be able to resell your ADSs at or above the initial public offering price.

The initial public offering price for the ADSs will be determined through negotiations between the underwriters and us and may vary from the market price of the ADSs following this offering. If you purchase the ADSs in this offering, you may not be able to resell those ADSs at or above the initial public offering price. We cannot assure you that the initial public offering price of the ADSs, or the market price following this offering, will equal or exceed prices in privately negotiated transactions of our Ordinary Shares that have occurred from time to time prior to this offering. The market price of the ADSs may fluctuate significantly in response to numerous factors, many of which are beyond our control, including:

•        actual or anticipated fluctuations in our revenue and other operating results;

•        the financial projections we may provide to the public, any changes in these projections, or our failure to meet these projections;

•        actions of securities analysts who initiate or maintain coverage of us, changes in financial estimates by any securities analysts who follow our company, or our failure to meet these estimates or the expectations of investors;

•        announcements by us or our competitors of significant products, technical innovations, acquisitions, strategic partnerships, joint ventures, or capital commitments;

•        price and volume fluctuations in the overall stock market, including as a result of trends in the economy as a whole;

•        the trading volume of the ADSs on Nasdaq;

•        sales of the ADSs or Ordinary Shares by us, our executive officers and directors, or our shareholders or the anticipation that such sales may occur in the future;

•        rumors and market speculation involving us or other companies in our industry;

•        developments or disputes concerning our intellectual property or other proprietary rights;

•        announced or completed acquisitions of businesses or technologies by us or our competitors;

•        new laws or regulations or new interpretations of existing laws or regulations applicable to our business;

•        changes in tax laws and regulations as well as accounting standards, policies, guidelines, interpretations or principles;

•        any significant change in our management;

•        lawsuits threatened or filed against us; and

•        other events or factors, including those resulting from war or incidents of terrorism, or responses to these events.

In addition, the stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. Stock prices of many companies have fluctuated in a manner unrelated or disproportionate to the operating performance of those companies. In the past, stockholders have filed securities class action litigation following periods of market volatility. If we were to become involved in securities litigation, it could subject us to substantial costs, divert resources and the attention of management from our business, and adversely affect our business.

If we fail to implement and maintain an effective system of internal control, we may fail to meet our reporting obligations or be unable to accurately report our results of operations or prevent fraud, and investor confidence and the market price of the ADSs may be materially and adversely affected.

Upon completion of this offering, we will become a public company in the United States subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act of 2002 (“Section 404”) will require that we include a report of management on our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the fiscal year ending September 30, 2024. In addition, once we cease to be an

“emerging growth company,” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated, or reviewed, or if it interprets the relevant requirements differently from us. In addition, after we become a public company, our reporting obligations may place a significant strain on our management, operational, and financial resources and systems for the foreseeable future. We may be unable to complete our evaluation testing and any required remediation in a timely manner.

During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404, we may identify weaknesses and deficiencies in our internal control over financial reporting. In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented, or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. If we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could, in turn, limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of the ADSs. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations, and civil or criminal sanctions. We may also be required to restate our financial statements for prior periods.

We will incur substantial increased costs as a result of being a public company.

Upon consummation of this offering, as a public company, we will incur significant legal, accounting, and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and Nasdaq, impose various requirements on the corporate governance practices of public companies.

Compliance with these rules and regulations increases our legal and financial compliance costs and makes some corporate activities more time-consuming and costlier. In addition, we will incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers.

We are an “emerging growth company,” as defined in the JOBS Act and will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the completion of this offering, (b) in which we have total annual gross revenue of at least $1.235 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of the ADSs that is held by non-affiliates equals or exceeds $700 million as of the prior March 31, and (2) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 in the assessment of the emerging growth company’s internal control over financial reporting and permission to delay adopting new or revised accounting standards until such time as those standards apply to private companies.

After we are no longer an “emerging growth company,” or until five years following the completion of this offering, whichever is earlier, we expect to incur significant additional expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 and the other rules and regulations of the SEC. For example, as a public company, we will be required to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures. In addition, investors may find our ADSs less attractive if we rely on the exemptions and relief granted by the JOBS Act. If some investors find our ADSs less attractive as a result, there may be a less active trading market for our ADSs and our stock price may decline and/or become more volatile.

We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

We may experience extreme stock price volatility unrelated to our actual or expected operating performance, financial condition, or prospects, making it difficult for prospective investors to assess the rapidly changing value of the ADSs.

Recently, there have been instances of extreme stock price run-ups followed by rapid price declines and strong stock price volatility with a number of recent initial public offerings, especially among companies with relatively smaller public floats. As a relatively small-capitalization company with relatively small public float, we may experience greater stock price volatility, extreme price run-ups, lower trading volume, and less liquidity than large-capitalization companies. In particular, the ADSs may be subject to rapid and substantial price volatility, low volumes of trades, and large spreads in bid and ask prices. Such volatility, including any stock-run up, may be unrelated to our actual or expected operating performance, financial condition, or prospects, making it difficult for prospective investors to assess the rapidly changing value of the ADSs.

In addition, if the trading volumes of the ADSs are low, persons buying or selling in relatively small quantities may easily influence prices of the ADSs. This low volume of trades could also cause the price of the ADSs to fluctuate greatly, with large percentage changes in price occurring in any trading day session. Holders of the ADSs may also not be able to readily liquidate their investment or may be forced to sell at depressed prices due to low volume trading. Broad market fluctuations and general economic and political conditions may also adversely affect the market price of the ADSs. As a result of this volatility, investors may experience losses on their investment in the ADSs. A decline in the market price of the ADSs also could adversely affect our ability to issue additional ADSs or Ordinary Shares or other securities and our ability to obtain additional financing in the future. No assurance can be given that an active market in the ADSs will develop or be sustained. If an active market does not develop, holders of the ADSs may be unable to readily sell the shares they hold or may not be able to sell their shares at all.

We do not intend to pay dividends for the foreseeable future.

We currently intend to retain most, if not all, of our available funds and any future earnings after this offering to fund the operation, development, and growth of our business and, as a result, we do not expect to declare or pay any dividends in the foreseeable future. Therefore, you should not rely on an investment in the ADSs as a source for any future dividend income. Accordingly, the return on your investment in the ADSs will likely depend entirely upon any future price appreciation of the ADSs. There is no guarantee that the ADSs will appreciate in value after this offering or even maintain the price at which you purchased the ADSs. You may not realize a return on your investment in the ADSs and you may even lose your entire investment in the ADSs.

Our management has broad discretion to determine how to use the net proceeds raised in this offering and may use them in ways that may not enhance our results of operations or the price of the ADSs.

We anticipate that we will use the net proceeds from this offering for (i) the purchase of electric vehicles and other general corporate purposes, (ii) marketing, (iii) further research and development to update and upgrade the HW ELECTRO Platform Service, and (iv) research and development of “PUZZLE,” our original designed vehicle to be made for the Japanese market. Our management will have significant discretion as to the use of the net proceeds to us from this offering and could spend the proceeds in ways that do not improve our results of operations or enhance the market price of the ADSs. The failure of our management to apply these funds effectively could harm our business and financial condition. We may invest the net proceeds from this offering in a manner that does not produce income, or that loses value.

Rights of shareholders under Japanese law may be different from rights of shareholders in other jurisdictions.

Our articles of incorporation and the Companies Act of Japan (Act No. 86 of 2005, as amended), or the Companies Act, govern our corporate affairs. Legal principles relating to matters such as the validity of corporate procedures, directors’ and executive officers’ fiduciary duties, and obligations and shareholders’ rights under Japanese law may be different from, or less clearly defined than, those that would apply to a company incorporated in any other jurisdiction. Shareholders’ rights under Japanese law may not be as extensive as shareholders’ rights under the law of other countries. For example, under the Companies Act, only holders of 3% or more of our total voting rights or our outstanding shares are entitled to examine our accounting books and records. Furthermore, there is a degree of uncertainty as to what duties the directors of a Japanese joint-stock corporation may have in response to an unsolicited takeover bid, and such uncertainty may be more pronounced than that in other jurisdictions.

As holders of ADSs, you may have fewer rights than holders of our Ordinary Shares and must act through the depositary to exercise those rights.

The rights of shareholders under Japanese law to take actions, including voting their shares, receiving dividends and distributions, bringing derivative actions, examining our accounting books and records, and exercising appraisal rights, are available only to shareholders of record. Because the depositary, through its custodian agents, is the record holder of our Ordinary Shares underlying the ADSs, only the depositary can exercise those rights in connection with the deposited shares. ADS holders will not be able to bring a derivative action, examine our accounting books and records, or exercise appraisal rights through the depositary.

Except as described in this prospectus and in the deposit agreement, holders of ADSs are not able to exercise voting rights attaching to the Ordinary Shares evidenced by the ADSs on an individual basis.

Holders of ADSs will appoint the depositary or its nominee as their representative to exercise the voting rights attaching to the underlying Ordinary Shares represented by the ADSs. Otherwise, you will not be able to exercise your right to vote unless you withdraw the underlying Ordinary Shares represented by the ADSs. However, you may not know of the meeting sufficiently in advance to withdraw the Ordinary Shares. If we ask for instructions from ADS holders, the depositary will notify you of the upcoming vote and arrange to deliver our voting materials to you. We cannot assure you that you will receive voting materials in time to instruct the depositary to vote, and it is possible that you, including persons who hold their ADSs through brokers, dealers, or other third parties, will not have the opportunity to exercise a right to vote. The deposit agreement provides that if the depositary does not timely receive valid voting instructions from the ADS holders, then the depositary will, with certain limited exceptions, give a discretionary proxy to a person designated by us to vote such shares.

By agreeing to the provisions of the deposit agreement, you will not be deemed to have waived our compliance with the federal securities laws and the rules and regulations thereunder.

ADS holders may not be entitled to a jury trial with respect to claims arising under the deposit agreement, which could result in less favorable outcomes to the plaintiff(s) in any such action.

The deposit agreement governing the ADSs representing our Ordinary Shares provides that, to the fullest extent permitted by law, ADS holders waive the right to a jury trial for any claim they may have against us or the depositary arising out of or relating to our Ordinary Shares, the ADSs, or the deposit agreement, which may include any claim under the U.S. federal securities laws.

If we or the depositary were to oppose a jury trial based on this waiver, the court would have to determine whether the waiver was enforceable based on the facts and circumstances of the case in accordance with applicable state and federal law. To our knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by the United States Supreme Court. We believe, however, that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of New York, which govern the deposit agreement, or by a federal or state court in the City of New York, which has non-exclusive jurisdiction over matters arising under the deposit agreement. In determining whether to enforce a contractual pre-dispute jury trial waiver, courts will generally consider whether a party knowingly, intelligently, and voluntarily waived the right to a jury trial. We believe that this would be the case with respect to the deposit agreement and the ADSs. It is advisable that you consult legal counsel regarding the jury waiver provision before investing in the ADSs.

If you or any other holders or beneficial owners of ADSs bring a claim against us or the depositary in connection with matters arising under the deposit agreement or the ADSs, including claims under federal securities laws, you or such other holder or beneficial owner may not be entitled to a jury trial with respect to such claims, which may have the effect of limiting and discouraging lawsuits against us or the depositary. If a lawsuit is brought against us or the depositary under the deposit agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have, including outcomes that could be less favorable to the plaintiff(s) in any such action. Nevertheless, if this jury trial waiver is not permitted by applicable law, an action could proceed under the terms of the deposit agreement with a jury trial. No condition, stipulation, or provision of the deposit agreement or the ADSs serves as a waiver by any holder or beneficial owner of ADSs (including purchasers of the ADSs in the secondary market) or by us or the depositary of compliance with the U.S. federal securities laws and the rules and regulations promulgated thereunder.

Holders of ADSs may not receive distributions on our Ordinary Shares or any value for them if it is illegal or impractical to make them available to such holders.

The depositary of the ADSs will agree to pay holders of ADSs the cash dividends or other distributions it or the custodian for the ADSs receives on the Ordinary Shares or other deposited securities after deducting its fees and expenses. Holders of ADSs will receive these distributions in proportion to the number of our Ordinary Shares that such ADSs represent. However, the depositary will not be responsible for making such payments or distributions if it is unlawful or impractical to make a distribution available to any holders of ADSs. For example, it would be unlawful to make a distribution to a holder of ADSs if it consists of securities that require registration under the Securities Act, but that are not properly registered or distributed pursuant to an applicable exemption from registration. The depositary is not responsible for making a distribution available to any holders of ADSs if any government approval or registration required for such distribution cannot be obtained after reasonable efforts made by the depositary. We have no obligation to take any other action to permit distributions on our Ordinary Shares to holders of ADSs. This means that holders of ADSs may not receive the distributions we make on our Ordinary Shares if it is illegal or impractical to make them available to such holders. These restrictions may materially reduce the value of the ADSs.

Holders of ADSs may be subject to limitations on transfer of their ADSs.

ADSs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer, or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary deems it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

We may amend the deposit agreement without consent from holders of ADSs and, if such holders disagree with our amendments, their choices will be limited to selling the ADSs or withdrawing the underlying Ordinary Shares.

We may agree with the depositary to amend the deposit agreement without consent from holders of ADSs. If an amendment increases fees to be charged to ADS holders or prejudices a material right of ADS holders, it will not become effective until 30 days after the depositary notifies ADS holders of the amendment. At the time an amendment becomes effective, ADS holders are considered, by continuing to hold their ADSs, to have agreed to the amendment and to be bound by the amended deposit agreement. If holders of ADSs do not agree with an amendment to the deposit agreement, their choices will be limited to selling the ADSs or withdrawing the underlying Ordinary Shares. No assurance can be given that a sale of ADSs could be made at a price satisfactory to the holder in such circumstances.

We are incorporated in Japan, and it may be more difficult to enforce judgments obtained in courts outside Japan.

We are incorporated in Japan as a joint-stock corporation with limited liability. All of our directors are non-U.S. residents, and a substantial portion of our assets and the personal assets of our directors and executive officers are located outside the United States. As a result, when compared to a U.S. company, it may be more difficult for investors to effect service of process in the United States upon us or to enforce against us, our directors or executive officers, judgments obtained in U.S. courts predicated upon civil liability provisions of the federal or state securities laws of the U.S. or similar judgments obtained in other courts outside Japan. There is doubt as to the enforceability in Japanese courts, in original actions or in actions for enforcement of judgments of U.S. courts, of civil liabilities predicated solely upon the federal and state securities laws of the United States. See “Enforceability of Civil Liabilities.”

Dividend payments and the amount you may realize upon a sale of our Ordinary Shares or the ADSs that you hold will be affected by fluctuations in the exchange rate between the U.S. dollar and JPY.

Cash dividends, if any, in respect of our Ordinary Shares represented by the ADSs will be paid to the depositary in JPY and then converted by the depositary into U.S. dollars, subject to certain conditions and terms of the deposit agreement. Accordingly, fluctuations in the exchange rate between JPY and the U.S. dollar will affect, among other things, the amounts a holder of ADSs will receive from the depositary in respect of dividends, the U.S. dollar value of the proceeds that a holder of ADSs would receive upon sale in Japan of our Ordinary Shares obtained upon surrender of ADSs and the secondary market price of ADSs. Such fluctuations will also affect the U.S. dollar value of dividends and sales proceeds received by holders of our Ordinary Shares.

If we cease to qualify as a foreign private issuer, we would be required to comply fully with the reporting requirements of the Exchange Act applicable to U.S. domestic issuers, and we would incur significant additional legal, accounting, and other expenses that we would not incur as a foreign private issuer.

We expect to qualify as a foreign private issuer upon the completion of this offering. As a foreign private issuer, we will be exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and our executive officers, directors, and principal shareholders will be exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States domestic issuers, and we will not be required to disclose in our periodic reports all of the information that United States domestic issuers are required to disclose. While we currently expect to qualify as a foreign private issuer immediately following the completion of this offering, we may cease to qualify as a foreign private issuer in the future, in which case we would incur significant additional expenses that could have a material adverse effect on our results of operations.

Because we are a foreign private issuer and intend to take advantage of exemptions from certain Nasdaq corporate governance standards applicable to U.S. issuers, you will have less protection than you would have if we were a domestic issuer.

Nasdaq listing rules require listed companies to have, among other things, a majority of its board members be independent. As a foreign private issuer, however, we are permitted to follow home country practice in lieu of the above requirements. The corporate governance practice in our home country, Japan, does not require a majority of our board to consist of independent directors. Thus, although a director must act in the best interests of the Company, it is possible that fewer board members will be exercising independent judgment and the level of board oversight on the management of our Company may decrease as a result. In addition, Nasdaq listing rules require U.S. domestic issuers to have an audit committee and a compensation committee and a nominating/corporate governance committee composed entirely of independent directors, and an audit committee with a minimum of three members. While we, as a foreign private issuer, are not subject to these requirements, we still choose to have a majority of our board consist of independent directors, have a compensation committee, a nominating and corporate governance committee composed entirely of independent directors, and an audit committee with a minimum of three members who are independent directors. Nevertheless, investors may still have less protection than they would have if we were a domestic issuer. Nasdaq listing rules may require shareholder approval for certain corporate matters, such as requiring that shareholders be given the opportunity to vote on all equity compensation plans and material revisions to those plans and certain ordinary share issuances. We intend to comply with the requirements of Nasdaq listing rules in determining whether shareholder approval is required on such matters.

If we cannot satisfy, or continue to satisfy, the initial listing requirements and other rules of Nasdaq, the ADSs may not be listed or may be delisted, which could negatively impact the price of the ADSs and your ability to sell them.

We intend to apply to list the ADSs on Nasdaq upon consummation of this offering. We cannot assure you that we will be able to meet those initial listing requirements at that time. Even if the ADSs are listed on Nasdaq, we cannot assure you that the ADSs will continue to be listed on Nasdaq. We will not proceed with this offering if the ADSs are not approved for listing on Nasdaq.

In addition, following this offering, in order to maintain our listing on Nasdaq, we will be required to comply with certain rules of Nasdaq, including those regarding minimum stockholders’ equity, minimum share price, minimum market value of publicly held shares, and various additional requirements. Even if we initially meet the listing requirements and other applicable rules of Nasdaq, we may not be able to continue to satisfy these requirements and applicable rules. If we are unable to satisfy Nasdaq criteria for maintaining our listing, the ADSs could be subject to delisting.

If Nasdaq does not list the ADSs, or subsequently delists the ADSs from trading, we could face significant consequences, including:

•        a limited availability for market quotations for the ADSs;

•        reduced liquidity with respect to the ADSs;

•        a determination that the ADS is a “penny stock,” which will require brokers trading in the ADSs to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for the ADSs;

•        limited amount of news and analyst coverage; and

•        a decreased ability to issue additional securities or obtain additional financing in the future.

We are an “emerging growth company” within the meaning of the Securities Act, and if we take advantage of certain exemptions from disclosure requirements available to emerging growth companies, this will make it more difficult to compare our performance with other public companies.

We are an “emerging growth company” within the meaning of the Securities Act, as modified by the JOBS Act. Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such an election to opt out is irrevocable. We have elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, we, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This will make comparison of our financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

If we are classified as a passive foreign investment company, United States taxpayers who own the ADSs or our Ordinary Shares may have adverse United States federal income tax consequences.

A non-U.S. corporation such as ourselves will be classified as a passive foreign investment company (“PFIC”) for any taxable year if, for such year, either:

•        at least 75% of our gross income for the year is passive income; or

•        the average percentage of our assets (determined at the end of each quarter) during the taxable year which produce passive income or which are held for the production of passive income is at least 50%.

Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business), and gains from the disposition of passive assets.

If we are determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. taxpayer who holds the ADSs or our Ordinary Shares, the U.S. taxpayer may be subject to increased U.S. federal income tax liability and may be subject to additional reporting requirements.

Depending on the amount of cash we raise in this offering, together with any other assets held for the production of passive income, it is possible that, for our 2023 taxable year or for any subsequent year, more than 50% of our assets may be assets which produce passive income, in which case we would be deemed a PFIC, which could have adverse U.S. federal income tax consequences for U.S. taxpayers who are shareholders. We will make this determination following the end of any particular tax year.

The classification of certain of our income as active or passive, and certain of our assets as producing active or passive income, and hence whether we are or will become a PFIC, depends on the interpretation of certain United States Treasury Regulations as well as certain IRS guidance relating to the classification of assets as producing active or passive income. Such regulations and guidance are potentially subject to different interpretations. If due to different interpretations of such regulations and guidance the percentage of our passive income or the percentage of our assets treated as producing passive income increases, we may be a PFIC in one or more taxable years.

For a more detailed discussion of the application of the PFIC rules to us and the consequences to U.S. taxpayers if we were or are determined to be a PFIC, see “Material Income Tax Consideration — United States Federal Income Taxation — PFIC.”

U.S. HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISERS ABOUT THE PFIC RULES, THE POTENTIAL APPLICABILITY OF THESE RULES TO THE COMPANY CURRENTLY AND IN THE FUTURE, AND THEIR FILING OBLIGATIONS IF THE COMPANY IS A PFIC.

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that reflect our current expectations and views of future events, all of which are subject to risks and uncertainties. Forward-looking statements give our current expectations or forecasts of future events. You can identify these statements by the fact that they do not relate strictly to historical or current facts. You can find many (but not all) of these statements by the use of words such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may,” or other similar expressions in this prospectus. These statements are likely to address our growth strategy, financial results, and financial needs. You must carefully consider any such statements and should understand that many factors could cause actual results to differ from our forward-looking statements. These factors may include inaccurate assumptions and a broad variety of other risks and uncertainties, including some that are known and some that are not. No forward-looking statement can be guaranteed and actual future results may vary materially. Factors that could cause actual results to differ from those discussed in the forward-looking statements include, but are not limited to:

•        assumptions about our future financial and operating results, including revenue, income, expenditures, cash balances, and other financial items;

•        our ability to execute our growth strategies, including our ability to meet our goals;

•        current and future economic and political conditions;

•        our capital requirements and our ability to raise any additional financing which we may require;

•        our ability to attract customers and further enhance our brand recognition;

•        our ability to hire and retain qualified management personnel and key employees in order to enable us to develop our business;

•        the COVID-19 pandemic; and

•        other assumptions described in this prospectus underlying or relating to any forward-looking statements.

We describe certain material risks, uncertainties, and assumptions that could affect our business, including our financial condition and results of operations, under “Risk Factors.” We base our forward-looking statements on our management’s beliefs and assumptions based on information available to our management at the time the statements are made. We caution you that actual outcomes and results may, and are likely to, differ materially from what is expressed, implied or forecast by our forward-looking statements. Accordingly, you should be careful about relying on any forward-looking statements.

The forward-looking statements made in this prospectus relate only to events or information as of the date on which the statements are made in this prospectus. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events, or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this prospectus and the documents that we refer to in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect.

Industry Data and Forecasts

This prospectus contains references to market data and industry forecasts and projections, which were obtained or derived from publicly available information, reports of governmental agencies, market research reports, and industry publications and surveys. These sources generally state that the information contained therein has been obtained from sources believed to be reliable, but that the accuracy and completeness of that information is not guaranteed. Although we believe such information to be accurate, we have not independently verified the data from these sources. However, we acknowledge our responsibility for all disclosures in this prospectus. Forecasts and other forward-looking information obtained from these sources are subject to the same qualifications and additional uncertainties and risks regarding the other forward- looking statements in this prospectus due to a variety of factors, including those described in this section, the section entitled “Risk Factors,” and elsewhere in this prospectus. These and other factors could cause results to differ materially from those expressed in the forecasts and estimates.

ENFORCEABILITY OF CIVIL LIABILITIES

We are a joint-stock corporation with limited liability organized under Japanese law. All of our executive officers and directors reside in Japan and significantly all of our assets and the assets of such persons are located outside of the United States. As a result, it may not be possible for investors to effect service of process within the United States or elsewhere outside Japan upon us or these persons, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

We have appointed [•] as our agent to receive service of process with respect to any action brought against us in the United States District Court for the Southern District of New York under the federal securities laws of the United States or of any state in the United States or any action brought against us in the Supreme Court of the State of New York in the County of New York under the securities laws of the State of New York.

USE OF PROCEEDS

Based upon an assumed initial public offering price of $[•] per ADS, which is the midpoint of the initial public offering price range set forth on the cover page of this prospectus, we estimate that we will receive net proceeds from this offering, after deducting the estimated underwriting discounts, non-accountable expense allowance, and the estimated offering expenses payable by us, of approximately $[•], assuming the Representative does not exercise its over-allotment option, and $[•], if the Representative exercises its over-allotment option in full.

We plan to use the net proceeds we receive from this offering for the following purposes:

•        approximately 50% for the purchase of electric vehicles and other general corporate purposes;

•        approximately 30% for research and development of “PUZZLE”;

•        approximately 10% for marketing; and

•        approximately 10% for further research and development to update and upgrade the HW ELECTRO Platform Service.

The foregoing represents our current intentions based upon our present plans and business conditions to use and allocate the net proceeds of this offering. Our management, however, will have flexibility and discretion to apply the net proceeds of this offering. See “Risk Factors — Risks Relating to this Offering and the Trading Market — Our management has broad discretion to determine how to use the net proceeds raised in this offering and may use them in ways that may not enhance our results of operations or the price of the ADSs” beginning on page 29 of this prospectus. To the extent that the net proceeds we receive from this offering are not immediately used for the above purposes, we intend to invest our net proceeds in short-term, interest-bearing bank deposits or debt instruments.

DIVIDEND POLICY

Since our inception, we have not declared or paid cash dividends on our Ordinary Shares. Any decision to pay dividends in the future will be subject to a number of factors, including our financial condition, results of operations, the amount of our retained earnings, capital demands, general business conditions, and other factors our board of directors may deem relevant. We currently intend to retain most, if not all, of our available funds and any future earnings after this offering to fund the operation, development, and growth of our business, and, as a result, we do not expect to pay any dividends in the foreseeable future. Consequently, we cannot give any assurance that any dividends may be declared and paid in the future.

If declared, holders of our outstanding shares on a dividend record date will be entitled to the full dividend declared without regard to the date of issuance of the shares or any subsequent transfer of the shares. Payment of declared annual dividends in respect of a particular year, if any, will be made in the following year after approval by our shareholders at the annual general meeting of shareholders, subject to certain provisions of our articles of incorporation and the Companies Act. See “Description of Share Capital — Restriction on Distribution of Surplus” beginning on page 87 of this prospectus.

Subject to the terms of the deposit agreement for the ADSs, you will be entitled to receive dividends on our Ordinary Shares represented by ADSs to the same extent as the holders of our Ordinary Shares, less the fees and expenses payable under the deposit agreement in respect of, and any Japanese tax applicable to, such dividends. See “Material Income Tax Consideration — Japanese Taxation” and “Description of American Depositary Shares.” The depositary will generally convert JPY it receives into U.S. dollars and distribute the U.S. dollar amounts to holders of ADSs. Cash dividends on our Ordinary Shares, if any, will be paid in JPY.

CAPITALIZATION

The following table sets forth our capitalization as of September 30, 2022:

•        on an actual basis;

•        on a pro forma basis to reflect the issuance of 3,878,515 Ordinary Shares in private placements since October 1, 2022; and

•        on a pro forma as adjusted basis to reflect the issuance and sale of Ordinary Shares in the form of ADSs by us in this offering based on an assumed initial public offering price of $[•] per ADS, which is the midpoint of the initial public offering price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts, non-accountable expense allowance, and the estimated offering expenses payable by us, and assuming no exercise of the Representative’s over-allotment option.

You should read this capitalization table in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statements and the related notes appearing elsewhere in this prospectus.

	As of September 30, 2022
	Actual	Pro Forma	Pro Forma As Adjusted(1)
	$	$	$
Cash	3,772	8,275,519
Indebtedness
Loans payable – third party and financial institution, bank loans and leases payables, including current portion	1,364,599	574,149
Amount due to related party	511,368	511,368
Total indebtedness	1,875,967	1,085,517

Shareholders’ equity
Ordinary shares, 100,000,000 shares authorized; 13,730,358, 17,608,873, and [•] shares issued and outstanding, actual, pro forma, and pro forma as adjusted, respectively	2,419,371	7,071,402
Series A convertible preferred shares, no par value; 3 million shares authorized, 1,428,571 shares issued and outstanding, actual, pro forma, and pro forma as adjusted	437,675	437,675
Shares to be issued	241,865	—
Additional paid-in capital	5,542,760	10,194,791
Accumulated deficits	(6,400,938)	(6,400,938)
Accumulated other comprehensive income	(467,003)	(467,003)
Total shareholders’ equity	1,773,730	10,835,927
Total capitalization	3,649,697	11,921,444

____________

(1)      The as adjusted information is illustrative only, and we will adjust this information based on the actual initial public offering price and other terms of this offering determined at pricing. We estimate that such net proceeds will be approximately $[•], assuming the Representative does not exercise its over-allotment option, and $[•] if the Representative exercises its over-allotment option in full.

A $1.00 increase (decrease) in the assumed initial public offering price of $[•] per ADS, would increase (decrease) each of total shareholders’ equity and total capitalization by $[•] million, if the over-allotment option is not exercised, or $[•] if the over-allotment option is exercised in full, assuming the number of ADSs offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts, non-accountable expense allowance and estimated expenses payable by us. An increase (decrease) of 1,000,000 ADSs in the number of ADSs offered by us would increase (decrease) each of total shareholders’ equity and total capitalization by $[•] million, if the over-allotment option is not exercised, or $[•] if the over-allotment option is exercised in full, based on an assumed initial public offering price of $[•] per ADS, and after deducting the estimated underwriting discounts, non-accountable expense allowance, and estimated expenses payable by us.

DILUTION

If you invest in the ADSs, your interest will be diluted for each ADS you purchase to the extent of the difference between the initial public offering price per ADS and our net tangible book value per Ordinary Share underlying the ADS after this offering. Dilution results from the fact that the initial public offering price per ADS is substantially in excess of the net tangible book value per Ordinary Share attributable to the existing shareholders for our presently outstanding Ordinary Shares.

Our net tangible book value as of September 30, 2022 was $1,773,730, or $0.13 per Ordinary Share and $[•] per ADS. Net tangible book value represents the amount of our total tangible assets, less the amount of our total liabilities. Dilution is determined by subtracting net tangible book value per Ordinary Share, after giving effect to the additional proceeds we will receive from this offering, based on an assumed initial public offering price of $[•] per ADS, which is the midpoint of the initial public offering price range set forth on the front cover of this prospectus, and after deducting underwriting discounts, non-accountable expense allowance, and estimated offering expenses payable by us.

After giving effect to our issuance of an aggregate of 3,878,515 Ordinary Shares for aggregate net proceeds of $9,304,062 in private placement transactions since October 1, 2022, our pro forma net tangible book value as of September 30, 2022, would have been $10,835,927, or $0.62 per Ordinary Share and $[•] per ADS.

After giving effect to our sale of [•] ADSs offered in this offering based on an assumed initial public offering price of $[•] per ADS after deduction of the estimated underwriting discounts, the non-accountable expense allowance and the estimated offering expenses payable by us, and assuming no exercise of the over-allotment option, our pro forma as adjusted net tangible book value as of September 30, 2022, would have been $[•], or $[•] per Ordinary Share and $[•] per ADS. This represents an immediate increase in net tangible book value of $[•] per Ordinary Share and $[•] per ADS to the existing shareholders, and an immediate dilution in net tangible book value of $[•] per Ordinary Share and $[•] per ADS to investors purchasing ADSs in this offering. The as-adjusted information discussed above is illustrative only.

A $1.00 increase (decrease) in the assumed initial public offering price of $[•] per ADS would increase (decrease) our pro forma as adjusted net tangible book value after giving effect to this offering by $[•], the pro forma as adjusted net tangible book value per Ordinary Share and per ADS after giving effect to this offering by $[•] per Ordinary Share and $[•] per ADS, and decrease (increase) the dilution in pro forma as adjusted net tangible book value per Ordinary Share and per ADS to new investors in this offering by $[•] per Ordinary Share and $[•] per ADS, assuming no change to the number of ADSs offered by us as set forth on the front cover of this prospectus, and after deducting underwriting discounts, non-accountable expense allowance and estimated offering expenses payable by us.

An increase (decrease) of 1,000,000 ADSs in the number of ADSs offered by us would increase (decrease) our pro forma as adjusted net tangible book value after giving effect to this offering by $[•], increase (decrease) the pro forma as adjusted net tangible book value per Ordinary Share and per ADS after giving effect to this offering by $[•] per Ordinary Share and $[•] per ADS, and decrease (increase) the dilution in pro forma as adjusted net tangible book value per Ordinary Share and per ADS to new investors in this offering by $[•] per Ordinary Share and $[•] per ADS, based on an assumed initial public offering price of $[•] per ADS, which is the midpoint of the initial public offering price range set forth on the cover page of this prospectus, and after deducting underwriting discounts, non-accountable expense allowance and estimated offering expenses payable by us.

The following tables illustrate such dilution:

	Per Ordinary Share	Per ADS
Assumed initial public offering price per Ordinary Share	$	$
Pro forma net tangible book value per Ordinary Share as of September 30, 2022	$	$
Pro forma as adjusted net tangible book value per Ordinary Share attributable to payments by new investors	$	$
Pro forma as adjusted net tangible book value per Ordinary Share immediately after this offering	$	$
Amount of dilution in net tangible book value per Ordinary Share to new investors in the offering	$	$

The following tables summarize, on a pro forma as adjusted basis as of September 30, 2022, the differences between existing shareholders and the new investors with respect to the number of Ordinary Shares (in the form of ADSs) purchased from us, the total consideration paid and the average price per Ordinary Share before deducting the estimated underwriting discounts, non-accountable expense allowance and the estimated offering expenses payable by us.

	Ordinary Shares purchased		Total Consideration		Average Price Per Ordinary Share	Average price per ADS
	Number	Percent	Amount	Percent
($ in thousands)
Existing shareholders		%	$	%	$	$
New investors		%	$	%	$	$
Total		100.00%		$100.00%	$	$

The pro forma as adjusted information as discussed above is illustrative only. Our net tangible book value following the completion of this offering is subject to adjustment based on the actual initial public offering price of our Ordinary Shares and other terms of this offering determined at the pricing.

CORPORATE HISTORY AND STRUCTURE

Corporate History

HW ELECTRO, was incorporated in Koto-ku, Tokyo, Japan on May 24, 2019 as a joint-stock corporation (kabushiki kaisha) with limited liability.

Our Corporate Structure

The following chart illustrates our corporate structure as of the date of this prospectus and upon completion of this offering based on 17,608,873 of our Ordinary Shares and 1,428,571 of our Series A convertible preferred shares outstanding as of the date of this prospectus and [•] ADSs to be sold in this offering, assuming no exercise of the Representative’s over-allotment option:

____________

(1)      Represents 1,428,571 Series A convertible preferred shares held by Autobacs Seven Co., Ltd., a Japanese public company, as of the date of this prospectus.

(2)      Represents 7,038,883 Ordinary Shares held by 64 shareholders of our Company, each of which holds less than 5% of our Ordinary Shares, as of the date of this prospectus.

(3)      The percentage is based upon 17,608,873 Ordinary Shares and 1,428,571 Ordinary Shares issuable upon the conversion of the 1,428,571 Series A convertible preferred shares issued and outstanding as of the date of this prospectus and excludes any Ordinary Shares issuable upon exercise of outstanding options or any Ordinary Shares convertible upon conversion of other convertible securities.

For details of our principal shareholders’ ownership, please refer to the beneficial ownership table in “Principal Shareholders.”

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our financial statements and related notes included elsewhere in this prospectus. This discussion and analysis and other parts of this prospectus contain forward-looking statements based upon current beliefs, plans and expectations that involve risks, uncertainties and assumptions. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of several factors, including those set forth under “Risk Factors” and elsewhere in this prospectus. You should carefully read the “Risk Factors” section of this prospectus to gain an understanding of the important factors that could cause actual results to differ materially from our forward-looking statements. Our historical results are not necessarily indicative of the results that may be expected for any period in the future. Except as otherwise noted, all references to 2022 refer to the year ended September 30, 2022 and all references to 2021 refer to the year ended September 30, 2021.

Overview of Our Business

HW Electro Co., Ltd incorporated on May 24, 2019 under the Companies Act of Japan. The Company is based in Japan and is principally engaged in the business of importing and selling high-performance fully electric light commercial vehicles. The electric light commercial vehicles we sell belong to the category of “light commercial vehicles,” which are commercial carrier vehicles with a gross vehicle weight of no more than 3,500 kilograms and are targeted at corporate customers.

We sell our products to commercial markets through direct sales as well as through a network of affiliated car dealers. In addition, we have completed the initial development of the HW ELECTRO Platform Service and plan to launch it to all of our customers in September 2023. The HW ELECTRO Platform Service is an optional supporting system that assists customers in managing the electric light commercial vehicles and their drivers, to corporate customers who have purchased our electric light commercial vehicles.

To target commercial markets, we commenced selling our first imported vehicle, the model ELEMO, in April 2022. In July 2022, we started selling a new model ELEMO-K.

We are continuing to import and sell high-performance electric light commercial vehicles. Since June 2023, we have commenced the sales of a new model called “ELEMO-L,” which is van type model. While we have our primarily targeted corporate customers, we believe that the ELEMO-L can be used as recreational camping vehicles, which we expect may enable us to increase consumer market penetration. After the ELEMO-L, we plan to sell another new model of electric vehicle called “PUZZLE” in the second half of 2024, the design of which remains in progress as of the date of this prospectus. The foregoing reflects management’s experience and knowledge of the Japanese automotive industry, as well as feedback from existing and potential customers.

Key Factors Affecting the Results of Our Company’s Operations

Our financial condition and results of operation have been and will continue to be affected by a number of factors, many of which may be beyond our control, including those factors set out in the section headed ‘‘Risk Factors’’ in this prospectus and those set out below:

•        Ability to Manage a Resilient Supply Chain.

As of the date of this prospectus, we purchase electric light commercial vehicles from Cenntro, as our sole supplier of electric light commercial vehicles, pursuant to an exclusive agreement with Cenntro, which agreement entitles us to distribute electric light commercial vehicles manufactured by Cenntro exclusively in the Japanese market. Our ability to sell such vehicles is dependent on Cenntro’s continued supply of input materials, including metals, battery cells, and semiconductors. Fluctuations in the cost of materials, which includes fluctuation of the exchange rate, supply interruptions, or material shortages could materially impact our business. We may experience fluctuations in the purchase cost of electric light commercial vehicles or disruptions in the supply of electric light commercial vehicles as a consequence of any of the foregoing that could impact our financial performance.

•        Ability to Attract Customers through Distribution Partners.

Our growth will depend in large part on our ability to attract commercial customers by understanding deeply commercial customers’ needs. We are in the early stages of growth in our existing markets, and we expect to collaborate with a couple of large distributors who have sales networks nationwide in Japan. We anticipate that the expansion of sales channels will lead to additional orders and deliveries, and, as a result, increase our customer base. To achieve this, we will need to continue to motivate the distribution partners to dedicate themselves to sales of our products. We have planned to provide “dealer programs” to each of the distribution partners, pursuant to which distributing them commissions at certain rates. However, an inability to attract new customers through distribution partners would substantially impact our ability to grow revenue or improve our financial results.

•        Ability to Scale our Ecosystem.

We plan to scale up our ecosystem, which we expect to include the expansion of our distribution partner network, operational infrastructure, development of own original designed electric vehicles, including PUZZLE, an electric vehicle to be made for the Japanese market, and the further development of the HW ELECTRO Platform Service. The above initiatives, especially development of own original designed electric vehicles, are currently in the research and development stage, and, in particular, there is no guarantee that PUZZLE will be manufactured and brought to market. It is also uncertain whether the commercialization of the HW ELECTRO Platform Service with scalability will be successful, and we may have difficulty attracting and retaining customers in the future. We believe our long-term ability to achieve our financial targets will depend on our ability to cost effectively scale these elements.

•        Ability to Attract and Retain Talent, and Scale Our Team.

Our business has been growing rapidly, which requires more talents to join us. Any failure to retain and recruit personnel is critical to our growth, and to effectively pursue our objectives. If we are unable to retain or hire key personnel, our business and competitive position may be harmed, resulting in an adverse impact to our business, prospects, financial condition, results of operations, and cash flows.

•        Our business, financial condition, and results of operations could be materially adversely affected if the exchange rate between U.S. dollars and JPY changes.

Our products sold and services provided to our customers are denominated in JPY, while the currency we pay to our cooperating manufacturer is the U.S. dollar. The value of JPY has been subject to significant fluctuations with respect to the U.S. dollar in the past and may be subject to significant fluctuations in the future. As a result, we face exposure to foreign currency exchange rate fluctuations. The value of JPY against U.S. dollars may fluctuate and is affected by, among other things, changes in political and economic conditions and the foreign exchange policy adopted by the Japanese government. We may not be able to implement the pricing policy that raises the prices of our products or services generally in line with local inflation, thereby helping to mitigate the effects of devaluations of JPY in the future, or future exchange rate fluctuations may have a material adverse effect on its ability to pay or purchase. If the exchange rate between JPY and U.S. dollars fluctuates in an unanticipated manner, our business, financial condition, and results of operations could be materially adversely affected.

•        We are currently operating in a period of economic uncertainty and capital markets disruption, which has been significantly impacted by geopolitical instability due to the ongoing military conflict between Russia and Ukraine. Our business, financial condition, and results of operations could be materially adversely affected by any negative impact on the global economy and capital markets resulting from the conflict in Ukraine or any other geopolitical tensions.

U.S. and global markets are experiencing volatility and disruption following the escalation of geopolitical tensions and the start of the military conflict between Russia and Ukraine. On February 24, 2022, a full-scale military invasion of Ukraine by Russian troops was reported. Although the length and impact of the ongoing military conflict is highly unpredictable, the conflict in Ukraine could lead to continuing market disruptions, including significant volatility in commodity prices, credit and capital markets, as well as supply chain interruptions.

The military conflict in Ukraine has led to sanctions and other penalties being levied by the United States, European Union and other countries, including Japan, against Russia. Additional potential sanctions and penalties have also been proposed or threatened. In addition, if China actively involves itself in or extends support to Russia, there is a potential risk of sanctions and penalties being imposed on China as well by the United States, European Union, and other countries against Russia, including Japan. Because all of our products are produced by our cooperating manufacturer, Cenntro, in its factory in China and are sold in Japan, if Japan imposes sanctions and penalties on China, we may be limited or prohibited from importing our products into Japan, leading to a significant disruption of our supply chain and operation and massive adverse impact on business, results of operations, and financial condition. Although our business has not been materially impacted by the ongoing military conflict between Russia and Ukraine to date, it is impossible to predict the extent to which our operations, or those of our cooperating manufacturer and other business partners, will be impacted in the short and long term, or the ways in which the conflict may impact our business, including sanctions and penalties being levied by Japan against China. The extent and duration of the military action, sanctions and resulting market disruptions are impossible to predict, but could be substantial. Any such disruptions may also magnify the impact of other risks described in this prospectus.

•        Going concern

The Company’s ability to continue as a going concern depends upon its ability to market and sell its products to generate positive operating cash flows. For the year ended September 30, 2022, the Company reported net loss of $4,700,613. As of September 30, 2022, the Company’s working capital deficit was $1,351,178. In addition, the Company had net cash outflows of $2,191,507 from operating activities for the year ended September 30, 2022. These conditions give rise to substantial doubt as to whether the Company will be able to continue as a going concern.

To sustain its ability to support the Company’s operating activities, the Company may have to consider supplementing its available sources of funds through the following sources:

•        cash generated from operations;

•        other available sources of financing from Japan banks and other financial institutions; and

•        financial support from the Company’s related party and shareholders.

Management has commenced a strategy to raise debt and equity. However, there can be no certainty that these additional financings will be available on acceptable terms or at all. If management is unable to execute this plan, there would likely be a material adverse effect on the Company’s business. All of these factors raise substantial doubt about the ability of the Company to continue as a going concern. The financial statements for the years ended September 30, 2022 and 2021 have been prepared on a going concern basis and do not include any adjustments to reflect the possible future effects on the recoverability and classifications of assets or the amounts and classifications of liabilities that may result from the inability of the Company to continue as a going concern.

Results of Operations

Our primary source of revenue is from the sale of our electric light commercial vehicles. For the fiscal year ended September 30, 2022, we have recorded revenue of $442,789, primarily driven by the first launch and deliveries of our first imported electric light commercial vehicle, the ELEMO.

The following table shows our Statement of Operations data for the fiscal years ended September 30, 2022 and 2021. For further information regarding the results of our operations, see our financial statements appearing elsewhere in this prospectus.

	For the Fiscal Years Ended September 30,
	2022	2021	Change
	$	$	$
Revenue	442,789	—	442,789	nm %
Cost of revenue	(303,646)	—	(303,646)	nm %
Gross profit	139,143	—	139,143	nm %
Operating expenses:
Selling, general and administrative expenses	(2,433,041)	(1,050,941)	(1,382,100)	132%
Research and development	(124,734)	(601,945)	477,211	79%
Share-based compensation expense	(2,766,817)	(145)	(2,766,672)	nm %
Total operating expenses	(5,324,592)	(1,653,031)	(3,671,561)	222%

Loss from operations	(5,185,449)	(1,653,031)	(3,532,418)	214%

Other income (expense):
Interest income	230	357	(127)	(36)%
Interest expenses	(63,386)	(7,107)	(56,279)	nm %
Other (expenses) income	(137,418)	3,647	(141,065)	nm %
Total other expenses, net	(200,574)	(3,103)	(197,471)

Loss before taxes	(5,386,023)	(1,656,134)	(3,729,889)	225%
Current	(31,512)	(12,859)	(18,653)	145%
Deferred	716,922	296,444	420,478	142%
Total provision for income tax	685,410	283,585	401,825	142%
Net loss	(4,700,613)	(1,372,549)	(3,328,064)	242%

Description and Analysis of Principal Components of Our Results of Operations

We expect to incur significant operating costs and expenses that will impact our future profitability, including research and development expenses as we develop our own original designed electric light commercial vehicles and the HW ELECTRO Platform Service, as well as selling and distribution expenses, as we market our electric light commercial vehicles and services as we scale our operations. Moreover, we may incur significant costs in connection with our services as we scale our business, including servicing and warranty costs. Our ability to become profitable in the future will not only depend on our ability to successfully market and sell our electric light commercial vehicles and services, but also to appropriately control costs and realize economies of scale.

The following discussion is based on our Company’s historical results of operations and may not be indicative of our Company’s future operating performance.

Revenue

During the fiscal year ended September 30, 2022, our revenue was derived from sale of our electric light commercial vehicles as we commenced the business in April 2022. The following table sets out the revenue generated from each of our business sectors during the fiscal years ended September 30, 2022 and 2021:

	Years ended September 30,
	2022		2021
	$	%	$	%
Sale of electric light commercial vehicles and accessories	442,789	100.0	—	—
Total	442,789	100.0	—	—

Cost of revenue

During the fiscal years ended September 30, 2022 and 2021, our cost of revenue mainly consisted of direct cost of electrical light commercial vehicles, indirect materials costs, subcontracting costs, operation overhead and warranty cost. For the fiscal years ended September 30, 2022 and 2021, our cost of revenue amounted to approximately $303,646 and $nil, respectively.

	Years ended September 30,
	2022		2021
	$	%	$	%
Cost of sale of electric light commercial vehicles and accessories	303,646	100.0	—	—
Total	303,646	100.0	—	—

Gross profit and gross profit margin

The table below sets forth our Company’s gross profit and gross profit margin by business sector during the fiscal years ended September 30, 2022 and 2021:

	Years ended September 30,
	2022		2021
	Gross profit $	Gross Profit Margin %	Gross profit $	Gross Profit Margin %
Sale of electric light commercial vehicles and accessories	139,143	31%	—	—
Total	139,143	31%	—	—

Our total gross profit was $139,143 and our gross profit margin was 31% for the fiscal year ended September 30, 2022. Our total gross profit increased during the year was contributed by the commencement of selling our electric light commercial vehicles in the fiscal year ended September 30, 2022.

Selling, general and administrative expenses

Our selling, general and administrative expenses primarily consist of (i) staff cost; (ii) agent service fee; (iii) transportation expenses; (iv) sundry taxes expense; (v) commission fee; (vi) professional fee expense; (vii) operating lease expense; and (viii) other miscellaneous expenses. The following table sets forth the breakdown of our general and administrative expenses for the years ended September 30, 2022 and 2021:

	Years Ended September 30,
	2022	2021	Change
	$	$	$
Agent service fee expenses	753,384	545,415	207,969	38%
Staff costs	341,674	33,869	307,805	nm	%
Commission fee expenses	187,782	28,364	159,418	nm	%
Professional fee expenses	180,704	57,105	123,599	nm	%
Operating lease expenses	174,791	38,372	136,419	nm	%
Depreciation expenses	144,941	3,297	141,644	nm	%
Transportation expenses	132,693	24,297	108,396	nm	%
Sundry taxes expenses	129,327	11,512	117,815	nm	%
Advertisement fee expenses	93,960	174,123	(80,163)	(46)%
Others	293,785	134,587	159,198	118%
Net loss	2,433,041	1,050,941	1,382,100	132%

Our selling, general and administrative expenses amounted to approximately $2,433,041 and $1,050,941 for the fiscal years ended September 30, 2022 and 2021, respectively. Selling, general and administration expenses form part of the fixed running costs of the Company. In 2022, the Company launched its strategies to expand its business, which resulted in increased selling, general and administrative expenses to support the operating activities.

Agent service fee expense was mainly represented by compensation for business partners, including planning, marketing, alliances, translation work, general affairs, etc.

Staff costs were mainly represented by the salaries and allowances to our employees, primarily for our sales service, corporate, executive, finance and other administrative functions.

Professional fee expense was mainly represented by the financial, legal advisory service and other services rendered by the professionals outside the Company.

Transportation expenses were mainly represented by the expenditure for business travel incurred.

Sundry taxes were mainly represented by the various country tax jurisdictions, including consumption tax imposed on imported goods to the Company during the year.

Commission fee expense mainly consists of fees paid to external service and bank charges etc.

Operating lease expenses consist of fees for the leasing of offices, a showroom for demonstrating our electric light commercial vehicles and the facility for Kimitsu laboratory.

Depreciation expense is charged on our property, plant and equipment, which included (i) buildings; (ii) right-of-use assets; (iii) machinery and equipment; and (iv) electric light commercial vehicles. The increase in depreciation is mainly due to amortization of newly acquired buildings.

Miscellaneous expenses were mainly office maintenance, conference fee and office low value supplies.

Advertising expenses occur as we market our electric light commercial vehicles and services.

Research and development expenses

Research and development (R&D) expenses consist primarily of personnel costs for our teams in engineering and research, designing, customization, testing, prototyping expense, contract and professional services for designing our electric light commercial vehicles and connected technology.

R&D expenses for the fiscal year ended September 30, 2022 were approximately $0.1 million, a decrease from approximately $0.6 million for the fiscal year ended September 30, 2021. The decrease in R&D expenses was due to significant development, prototyping, and testing expenses related to the electric light commercial vehicles completed in the first half of the fiscal year ended September 30, 2022 following the launch of our first electric light commercial vehicle, ELEMO, in April 2022.

Interest expenses

Our interest expenses arose from accounts payable for trade, lease liabilities and bank loans. For the fiscal years ended September 30, 2022 and 2021, our interest expenses increased by approximately $56,279, mainly due to new lease liabilities and new trade payables increase during the fiscal year ended September 30, 2022.

Other expenses

Other expenses consist primarily of foreign exchange losses related to our foreign currency-denominated monetary assets and liabilities. We expect our foreign exchange gains and losses will vary depending upon movements in the underlying exchange rates.

Other expenses changed unfavorably by approximately $0.1 million in the fiscal year ended September 30, 2022 as compared to the year ended September 30, 2021. The change is primarily due to fluctuations in foreign currency exchange rates.

Share-based compensation expense

On June 9, 2021, the Company awarded options to purchase an aggregate of 1,875,000 Ordinary Shares at an exercise price of JPY80 per share to various officers, directors, employees and consultants of the Company to measure the cost of their services received in exchange for the share-based awards.

The Company uses the fair value method of accounting for our stock options granted to various officers, directors, employees and consultants to measure the cost of their services received in exchange for the share-based awards. The fair value of stock option awards with only service and/or performance conditions is estimated on the grant or offering date using the Black-Scholes option-pricing model with the assistance of a third-party valuation appraiser. The Black-Scholes option-pricing model requires inputs such as the risk-free interest rate, expected term and expected volatility. These inputs are subjective and generally require significant judgment. The resulting cost is recognized over the period during which an employee is required to provide service in exchange for the awards, usually the vesting period, which is generally two years for stock options. Share-based compensation expense is recognized on a straight-line basis, net of actual forfeitures in the period. Share-based compensation expense is recorded in the statements of operations.

The stock options vested on June 10, 2023 with the expiration date on June 9, 2036. No formal notice of stock option distribution was made to grantees as of March 31, 2023. The success of public listing of the Company is one of the requirements to be met for the exercise of the stock option. The Company decided to recognize all the stock option expenses upon issuance and re-evaluate the fair value of stock option at closing dates, as if all the stock options are exercisable.

For the years ended September 30, 2022 and 2021, the Company recognized share-based compensation expenses related to the options of $2,766,817 and $145, respectively.

Total provision for income tax

During the fiscal years ended September 30, 2022 and 2021, our total provision for income tax consisted of current tax expense and deferred tax credit for the fiscal year. The following table sets forth the breakdown of our income tax credit for the fiscal years ended September 30, 2022 and 2021:

	Years ended September 30,
	2022	2021
	$	$
Current tax expense	31,512	12,859
Deferred tax credit	(716,922)	(296,444)
Total provision for income tax	(685,410)	(283,585)

Our Company’s operations are based in Japan and we are subject to income tax on an entity basis on the estimated chargeable income arising in Japan at the statutory rate of 30.68%.

For the fiscal years ended September 30, 2022 and 2021, our income tax credit net was approximately $0.7 million and $0.3 million. This is mainly attributed from the recognition of the deferred tax assets arising from the carried over tax losses.

Our Company had no tax obligation arising from other jurisdictions during the fiscal years ended September 30, 2021 and 2022. During the fiscal years ended September 30, 2021 and 2022, we had no material dispute or unresolved tax issues with the relevant tax authorities.

Net loss for the Year

As a result of the foregoing, our net loss for the fiscal year amounted to approximately $4.7 million and $1.4 million for the fiscal years ended September 30, 2022 and 2021, respectively.

Off Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenue or expenses, results of operations, liquidity, capital expenditures, or capital resources that are material to investors.

Liquidity and Capital Resources

Our liquidity and working capital requirements are primarily related to our operating expenses. Historically, we have met our working capital and other liquidity requirements primarily through a combination of cash generated from equity and debt financings to the Company. Going forward, we expect to fund our working capital and other liquidity requirements from various sources, including but not limited to cash generated from our operations, loans from banking facilities, the net proceeds from this offering and other equity and debt financings as and when appropriate.

Working Capital

We believe that we have sufficient working capital for our requirements for at least the next 12 months from the date of this prospectus, in the absence of unforeseen circumstances, taking into account the financial resources presently available to us, including cash and additional paid-up capital received subsequent balance sheet date September 30, 2022.

The following table sets forth our assets, liabilities and shareholders’ equity as of September 30, 2022 and 2021 in USD:

	As of September 30,
	2022	2021
	$	$
Cash	3,772	115,386
Working capital	(1,351,178)	(512,733)
Total assets	5,071,136	1,635,327
Total liabilities	3,297,406	1,521,187
Total shareholders’ equity	1,773,730	114,140

As of September 30, 2022, we had negative working capital of approximately $1.4 million, total assets of approximately $5.1 million, total liabilities of approximately $3.3 million and shareholders’ equity of approximately $1.8 million.

Cash flows

The following table summarizes our cash flows for the fiscal years ended September 30, 2022 and 2021:

	Years ended September 30,
	2022	2021
	$	$
Cash as at beginning of the year	115,386	27,592
Net cash used in operating activities	(2,191,507)	(1,843,194)
Net cash used in investing activities	(2,436,881)	(210,965)
Net cash provided by financing activities	4,513,341	2,093,260
Foreign currency effect	3,433	48,693
Net increase in cash	(111,614)	87,794
Cash as at end of the year	3,772	115,386

Cash Flow from Operating Activities

During the years ended September 30, 2022 and 2021, the operating activities were primarily the research and development activities, staff costs and administrative expenses.

Our net cash used in operating activities primarily reflected our net loss, as adjusted for non-operating items, such as non-cash depreciation and effects of changes in working capital such as decrease in prepaid expenses and other current assets and increase or decrease in accounts payable, accruals and other current liabilities.

For the year ended September 30, 2022, our net cash used in operating activities was approximately $2.2 million, which primarily reflected our net loss of approximately $4.7 million, as primarily adjusted by the (i) non-cash depreciation of approximately $0.3 million; deferred tax credit of approximately $0.7 million and share-based compensation expense of approximately $2.8 million, and negatively adjusted by (ii) increase of inventories of approximately $1.3 million and positively adjusted by (iii) increase of accounts payable of approximately $1.0 million, and (iv) increase of accruals and other current liabilities of approximately $0.2 million.

For the year ended September 30, 2021, our net cash used in operating activities was approximately $1.8 million, which primarily reflected our net loss of approximately $1.4 million, as primarily adjusted by the (i) non-cash depreciation of approximately $0.04 million and deferred tax credit of approximately $0.3 million, (ii) increase in inventories of approximately $0.1 million, and positively adjusted by (iii) increase of accruals and other current liabilities of approximately $0.2 million and (iv) increase of amount due to related party of approximately $0.3 million.

Cash Flow from Investing Activities

Our cash flows used in investing activities primarily consisted of purchase of building, machinery and equipment, vehicles and ROU assets.

For the year ended September 30, 2022, our net cash used in investing activities was approximately $2.4 million, primarily attributable to the purchase of property, plant and equipment.

For the year ended September 30, 2021, our net cash used in investing activities was approximately $0.2 million, primarily due to purchase of machinery and equipment and vehicles.

Cash Flow from Financing Activities

Our cash flows from financing activities primarily consists of proceeds from issuance of shares and share capital offset against the repayment of borrowings and lease liabilities.

For the year ended September 30, 2022, our Company recorded net cash generated from financing activities of approximately $4.5 million, which was mainly attributable to the (i) proceeds from loans payable — third party of approximately $1.3 million, (ii) proceeds from issuance of Ordinary Shares and Series A convertible preferred shares in aggregate amount of approximately $2.9 million and (iii) shares to be issued of approximately $0.2 million.

For the year ended September 30, 2021, our Company recorded net cash generated from financing activities of approximately $2.1 million, which was mainly attributable to the proceeds from loans payable — third party of approximately $1.0 million and proceeds from issuance of Ordinary Shares of approximately $1.1 million.

Accounts receivable, net

Our accounts receivable, net, increased from $nil as of September 30, 2021 to approximately $45,064 as of September 30, 2022. The increase was primarily attributable to the commencement of sales of our electric light commercial vehicles in the fiscal year ended September 30, 2022.

	As of September 30,
	2022	2021
	$	$
Account receivable – third party	20,668	—
Accounts receivable – related party	24,396	—
Less: allowance for credit losses	—	—
Total accounts receivable, net	45,064	—

The following table sets forth the aging analysis of our accounts receivable, net, based on the invoice date as of the dates mentioned below:

	As of September 30,
	2022	2021
	$	$
Within 30 days	45,064	—
Total accounts receivable, net	45,064	—

We have a policy for determining the allowance for impairment based on the evaluation of collectability and aging analysis of accounts receivable, net, and on management’s judgment, including the change in credit quality, the past collection history of each customer and the current market condition.

The Company generally conducts its business with creditworthy third parties. The Company determines, on a continuing basis, the probable losses and an allowance for doubtful accounts, based on several factors, including internal risk ratings, customer credit quality, payment history, historical bad debt/write-off experience and forecasted economic and market conditions. Accounts receivable, net, are written off after exhaustive collection efforts occur and the receivable is deemed uncollectible. In addition, receivable balances, net, are monitored on an ongoing basis and exposure to bad debts is not significant.

During the fiscal years ended September 30, 2022 and 2021, other than the reversal of loss allowance in 2021, no impairment loss was provided for amounts that were past due in 2022.

The following table sets forth our average accounts receivable turnover days for the fiscal years ended September 30, 2022 and 2021:

	As of September 30,
	2022	2021
Average accounts receivable turnover days(1)	37	—

____________

(1)      Average accounts receivable turnover days is calculated as the ending of accounts receivable balance for the respective year divided by revenue for the respective year and multiplied by the number of days in the respective year.

Our average accounts receivable turnover days were approximately 37 days and nil days for the fiscal years ended September 30, 2022 and 2021, respectively. The increase in average accounts receivable turnover days for the fiscal year ended September 30, 2022 was consistent with the increase in sales. The credit term offered to our major customers is 30 days.

Accounts receivable, net, were closely monitored and reviewed on a regular basis to identify any potential non-payment or delay in payment. We conducted an individual review on each of the customers to determine the impairment based on several factors including historical payment pattern and market available data such as available press information about the customer and past due status. Although there was improvement in the average accounts receivable turnover days for the fiscal year ended September 30, 2022, considering the increase in the balance of accounts receivable, net, as of September 30, 2022, The Company implemented certain procedures to strengthen our credit control. For instance, we are actively monitoring the credit terms of our customers and follow up on collection regularly to ensure greater control over our accounts receivable, net.

Prepayments

Prepayments mainly represent deposits for the showroom. The following table sets forth the breakdown of the prepayment as of the dates indicated:

	As of September 30,
	2022	2021
	$	$
Prepayments	112,066	567,213

Our total prepayments decreased from approximately $567,213 as of September 30, 2021 to approximately $112,066 as of September 30, 2022, primarily attributable to amortization of prepayments during the year ended September 30, 2022.

Other non-current assets

	As of September 30,
	2022	2021
	$	$
Security deposit – non-current	83,566	6,131

The increase in security deposit is mainly due to the lease of headquarters, parking spaces, employee dormitories, and showrooms in Tokyo, Kanagawa, and Chiba during the year ended September 30, 2022.

Cost method investment

The Company holds cost method investment of 10% interest of equity security in a privately held company and in which the Company does not have a controlling interest or significant influence. The cost method investment is recorded at cost of $3,455 and at nil impairment as of September 30, 2022. There was no cost method investment as of September 30, 2021.

Inventories

Our inventories primarily consists of raw materials, works-in-progress and finished goods as of September 30, 2022 and 2021.

	2022	2021
	$	$
Raw materials	113,370	—
Work-in-progress	1,231,842	—
Finished goods	94,556	135,385
Total inventories, net	1,439,768	135,385

Inventories are stated at the lower of cost or net realizable value. Cost is computed using standard cost for vehicles, which approximates actual cost on specific identification method basis. We also review our inventories to determine whether its carrying value exceeds the net amount realizable upon the ultimate sale of the inventories. This requires us to determine the estimated selling price of our vehicles less the estimated cost to convert the inventories on-hand into a finished product. During the fiscal years ended September 30, 2022 and 2021, no indication of write down or impairment is required.

The increase in inventories of approximately $1.3 million and average turnover period was primarily the result of purchasing of raw materials and increase in work-in-progress of our electric light commercial vehicles in anticipation of increase in orders for 2023.

Accounts payables, accruals, and other current liabilities

Accounts payable

The general credit terms from our major suppliers are 30 to 90 days. Our accounts payable increased from approximately $2,910 as of September 30, 2021 to approximately $964,835 as of September 30, 2022, which was generally in line with the increased purchases from the suppliers.

The following table sets forth the ageing analysis of our accounts payable based on the invoice date as of the dates mentioned below:

	As of September 30,
	2022	2021
	$	$
Within 30 days	173,331	2,910
Between 31 and 60 days	21,435	—
Between 61 and 90 days	—	—
More than 90 days	770,069	—
Total	964,835	2,910

Our average accounts payable turnover days remained relatively within credit term and amounted to approximately 90 days for the fiscal year ended September 30, 2022.

We did not have any material default in payment of accounts payable during the fiscal years ended September 30, 2022 and 2021.

Accruals and other current liabilities

	As of September 30,
	2022	2021
	$	$
Accrued expenses	307,164	159,760
Payroll payable	65,378	23,528
Total	372,542	183,288

Accruals mainly represented operational expenses and payroll payable. As of September 30, 2021, our Company’s accruals amounted to approximately $0.2 million. Our Company’s accruals increased to approximately $0.4 million as of September 30, 2022, primarily attributable to the increase in operations.

We did not have any material default in payment of accruals and other current liabilities during the fiscal years ended September 30, 2021 and 2022.

Contract liabilities

As of September 30, 2022, contract liabilities primarily relate to the advance consideration received from customers prior to transferring the products to the customer or other conditions under terms of a sales contract. As of September 30, 2021, there was no contract liability.

Loans payable — third party

	As of September 30,
	2022	2021
	$	$
Loans payable – third party	790,450	448,430

Short-term loans relate to debt-for-equity swaps and working capital and are non-trade, unsecured, interest from 0.01% to 5%.

Loans payable	Currency	Period	Interest rate	Third Party guarantee	Directors’ Personal guarantee	Carrying amount
						$
Cenntro Electric Group Limited(1)	JPY	July 2022 – June 2023	5.00%	NIL	NIL	790,450
September 30, 2022						790,450

Loans payable	Currency	Period	Interest rate	Third Party guarantee	Directors’ Personal guarantee	Carrying amount
						$
Loan payable – holder A(2)	JPY	July 2021 – September 2021	0.01%	NIL	NIL	89,686
Loan payable – holder B(3)	JPY	July 2021 – September 2021	0.01%	NIL	NIL	89,686
Loan payable – holder C(4)	JPY	June 2021 – September 2021	0.01%	NIL	NIL	269,058
September 30, 2021						448,430

____________

1.       The loan payable was subsequently converted into equity by issuing 571,930 ordinary shares on January 31, 2023.

2.       The loan payable was subsequently converted into equity by issuing 50,000 ordinary shares on December 28, 2021.

3.       The loan payable was subsequently converted into equity by issuing 50,000 ordinary shares on December 28, 2021.

4.       The loan payable was subsequently converted into equity by issuing 150,000 ordinary shares on December 28, 2021.

Bank indebtedness

As of September 30, 2022, our bank indebtedness equaled an aggregate of $28,516 and is denominated in JPY and bears interest at a variable rate ranging from 1.48%. $28,516 of our bank indebtedness constitutes current liability and $NIL constitutes non-current liability.

Loans payable — Financial Institution

As of September 30, 2022, we have a long-term loan from Japan Finance Corporation in an aggregate principal amount of $69,104 denominated in JPY, which bears interest at a variable rate ranging from 1.66%. $7,719 of our long-term loan constitutes current portion and $61,385 constitutes non-current portion.

Amount due to related party

As of September 30, 2022, we had an amount due to Mr. Weicheng Hsiao in an aggregate principal amount of $511,368 denominated in JPY, which was non-trade, unsecured, interest-free and had been fully repaid by February 28, 2023.

Warranty liabilities

	As of September 30,
	2022	2021
	$	$
Warranty liabilities
Current portion	2,643	—
Non-current portion	5,285	—
Total	7,928	—

The warranty liabilities during the fiscal years ended September 30, 2022 and 2021 mainly represented the provision for warranty for our electric light commercial vehicles sold, which usually covers a 36-month period from the date on which the electric light commercial vehicles are delivered and accepted by the customers. The warrant liability is based on estimates made from a third party’s simulated warranty data associated with repairs estimated for defects identified during the pre-delivery inspection process. The Company will re-evaluate the provision for warranty liabilities based on the estimates made timely to match with the actual claims and expects to make use of the accrued liability over the next operating period.

While we may have certain contractual remedies against and recourse to Cenntro if our electric light commercial vehicles contain errors or defects and seek compensation from Cenntro for our damage and loss resulting from warranty, indemnity, or product liability claims against us, such remedies, recourse or compensation may not be sufficient in scope, may not be effectively enforced, and significant costs may incur in enforcing them. See “Business — Manufacturing.”

Deferred tax assets, non-current, net

As of September 30, 2022 and 2021, the Company had net operating loss carryforwards of approximately $2,897,169 and $989,590, respectively. As of September 30, 2022 and 2021, deferred tax assets, non-current, net from the net operating loss carryforwards amounted to $838,228 and $286,099, respectively.

	As of September 30,
	2022	2021
	$	$
Deferred tax assets, non-current, net	838,228	286,099
Total deferred tax assets, non-current, net	838,228	286,099

Equity

The Company has performed a series of issuance of Ordinary Shares resulting in 13,730,358 shares of ordinary Shares issued and outstanding as of September 30, 2022. The Company only has one single class of ordinary Shares that is accounted for as permanent equity.

The Company has issued Series A convertible preferred shares; 3 million Series A convertible preferred shares were authorized, of which 1,428,571 shares were issued and outstanding as of September 30, 2022.

Commitments

Capital commitments

As of September 30, 2022 and 2021, we did not have any capital commitments.

Contingencies

In the ordinary course of business, the Company may be subject to legal proceedings regarding contractual and employment relationships and a variety of other matters. The Company records contingent liabilities resulting from such claims, when a loss is assessed to be probable, and the amount of the loss is reasonably estimable. In the opinion of management, there were no pending or threatened claims and litigation as of September 30, 2022 and up through the date of this prospectus.

Capital Expenditures

Historical capital expenditures

Our capital expenditures during the fiscal years ended September 30, 2022 and 2021 mainly related to replacement of obsolete equipment. For the fiscal years ended September 30, 2022 and 2021, our capital expenditures in relation to property, plant and equipment were approximately $2.5 million and $0.2 million, respectively. We principally funded our capital expenditures through cash flows from issuance of shares during the fiscal years ended September 30, 2022 and 2021.

Critical Accounting Policies and Estimates

Our financial statements and accompanying notes have been prepared in accordance with U.S. GAAP. The preparation of these financial statements and accompanying notes requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses, and related disclosure of contingent assets and liabilities. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis of making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. We have identified certain accounting policies that are significant to the preparation of our financial statements. These accounting policies are important for an understanding of our financial condition and results of operation. Critical accounting policies are those that are most important to the portrayal of our financial conditions and results of operations and require management’s difficult, subjective, or complex judgment, often as a result of the need to make estimates about the effect of matters that are inherently uncertain and may change in subsequent periods. Certain accounting estimates are particularly sensitive because of their significance to financial statements and because of the possibility that future events affecting the estimate may differ significantly from management’s current judgments. While our significant accounting policies are more fully described in Note 2 to the financial statements included elsewhere in this prospectus, we believe the following critical accounting policies involve the most significant estimates and judgments used in the preparation of our financial statements.

We are an “emerging growth company” as defined under the federal securities laws and, as such, will be subject to reduced public company reporting requirements. Section 107 of the JOBS Act provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act, for complying with new or revised accounting standards. We have elected to take advantage of the extended transition period for complying with new or revised accounting standards and acknowledge such election is irrevocable pursuant to Section 107 of the JOBS Act. As a result of our election, our financial statements may not be comparable to those of companies that comply with public company effective dates.

Use of Estimates and Assumptions

Significant accounting estimates reflected in our financial statements include the impairment for property, plant and equipment and long-lived assets, assumptions used in assessing operating lease right of use assets, deferred tax assets and uncertain tax position. Economic conditions may increase the inherent uncertainty in the estimates and assumptions indicated above. Actual results may differ from previously estimated amounts, and such differences may be material to our financial statements. Estimates and assumptions are reviewed periodically, and the effects of revisions are reflected prospectively in the period they occur. We continue to evaluate these estimates and assumptions that we believe to be reasonable under the circumstances. We rely on these evaluations as the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from these estimates. Some of our accounting policies require higher degrees of judgment than others in their application. We believe critical accounting policies as disclosed in this prospectus reflect the more significant judgments and estimates used in preparation of our financial statements.

The following critical accounting policies rely upon assumptions and estimates and were used in the preparation of our financial statements:

Revenue Recognition

We recognized our revenue under Accounting Standards Codification (ASC) Topic 606, Revenue from Contracts with Customers (ASC606). We recognize revenue to depict the transfer of our electric light commercial vehicles (that is, an asset) to customers in an amount that reflects the consideration to which we expect to receive in exchange for those electric light commercial vehicles. An asset is transferred when the customer obtains control of that asset. It also requires us to identify contractual performance obligations and determine whether revenue should be recognized at a point in time or over time, based on when control of the electric light commercial vehicle transfers to a customer.

To achieve that core principle, we apply the five steps defined under Topic 606: (i) identify the contract(s) with a customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations in the contract, and (v) recognize revenue when (or as) the entity satisfies a performance obligation.

We account for a contract with a customer when the contract is committed in writing, the rights of the parties, including payment terms, are identified, the contract has commercial substance and consideration to collect is substantially probable. The Company is a principal and records revenue on a gross basis when the Company is primarily responsible for fulfilling the delivery of goods, has discretion in establishing pricing, and controls the promised good before transferring those goods to clients.

In accordance with ASC 340-40, which requires the capitalization of all incremental costs from obtaining and fulfilling a contract with a customer if such costs are expected to be recovered with the period of more than one year, we capitalize certain contract acquisition costs consisting primarily of consulting fees, and expect such consulting fees as a result of obtaining customer contracts to be recoverable. For contracts with the realization period of less than one year, the guidance provides a practical expedient that permits an entity to immediately expense contract acquisition costs when the asset that would have resulted from capitalizing these costs would have been amortized in one year or less.

We currently generate revenue from the following main sources:

(a)     Revenue from goods sold

We recognize revenue for our electric light commercial vehicles sold upon delivery to the customer, which is when we have satisfied a performance obligation by transferring control of a vehicle to the customer. The amount of revenue recognized is the amount of the transaction price allocated to the satisfied performance obligation, which is the amount of the consideration in the contract to which our Company expects to be entitled in exchange for transferring the promised goods or services. Payments are typically received at the point control transfers or in accordance with payment terms customary to the business.

The transaction price is allocated to each performance obligation (the “PO”) in the contract on the basis of the relative stand-alone selling prices of the promised goods. The individual standalone selling price of a good that has not previously been sold on a stand-alone basis, or has a highly variable selling price, is determined based on the residual portion of the transaction price after allocating the transaction price to goods with observable stand-alone selling price. A discount or variable consideration is allocated to one or more, but not all, of the performance obligations if it relates specifically to those performance obligations.

Transaction price is the amount of consideration in the contract to which the Company expects to be entitled in exchange for transferring the promised goods. The transaction price may be fixed or variable and is adjusted for time value of money if the contract includes a significant financing component. Consideration payable to a customer is deducted from the transaction price if the Company does not receive a separate identifiable benefit from the customer. When consideration is variable, if applicable, the estimated amount is included in the transaction price to the extent that it is highly probable that a significant reversal of the cumulative revenue will not occur when the uncertainty associated with the variable consideration is resolved.

Revenue may be recognized at a point in time or over time following the timing of satisfaction of the PO. If a PO is satisfied over time, revenue is recognized based on the percentage of completion reflecting the progress towards complete satisfaction of that PO. Typically, POs for products where the process is described as below, the PO is satisfied at point in time.

For the sales of our electric light commercial vehicles, the Company typically receives purchase orders from its customers which will set forth the terms and conditions including the transaction price, products to be delivered, terms of delivery, and terms of payment. The terms serve as the basis of the performance obligations that the Company must fulfill in order to recognize revenue. The key performance obligation is the delivery of the electric light commercial vehicles to the customer at their location at which point title to that asset passes to the customer.

Property, plant and equipment, net

Property, plant and equipment, net, is tested for impairment whenever there is any objective evidence or indication that these assets may be impaired.

The recoverable amounts of property, plant and equipment, net, have been determined based on higher of the fair value less costs to sell or value-in use calculations. If the carrying amounts exceed the recoverable amounts, an impairment is recognized to profit or loss for the differences.

Property, plant and equipment, net, are stated at cost less accumulated depreciation and impairment, if any, and depreciated on a straight-line basis or declining balance method over the estimated useful lives of the assets. Cost represents the purchase price of the asset and other costs incurred to bring the asset into its intended use. Estimated useful lives are as follows:

SCHEDULE OF ESTIMATED USEFUL LIVES

Category	Estimated useful lives
Buildings	15 – 20 years
Leasehold improvements	Shorter of 15 years or lease term
Machinery and equipment	2 – 8 years
Motor vehicle	1 – 3 years

Expenditure for repair and maintenance costs, which do not materially extend the useful lives of the assets, are charged to expenses as incurred, whereas the expenditure for major renewals and betterment that substantially extends the useful lives of property and equipment are capitalized as additions to the related assets. Retirements, sales and disposals of assets are recorded by removing the costs, accumulated depreciation and impairment with any resulting gain or loss recognized in the statements of operations and comprehensive loss.

Impairment of long-lived assets

The Company evaluates its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, the Company measures impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Company would recognize an impairment loss, which is the excess of carrying amount over the fair value of the assets, using the expected future discounted cash flows. No impairment of long-lived assets was recognized for the years ended of September 30, 2022 and 2021.

Once an impairment is determined, the actual impairment recognized is the difference between the carrying amount and the fair value as estimated using one of the following approaches: income, cost and/or market. Assets which are to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

The carrying amount of a long-lived asset or asset group is considered impaired when the anticipated undiscounted cash flows from such asset or asset group are less than its carrying amount. In that event, a loss is recorded in “Impairment of long-lived assets” on our Statements of Operations and Comprehensive Income (Loss) based on the amount by which the carrying amount exceeds the fair value of the long-lived asset or asset group. Fair value, using the income approach, is determined primarily using a discounted cash flow model that uses the estimated cash flows associated with the asset or asset group under review, discounted at a rate commensurate with the risk involved. Fair value, utilizing the cost approach, is determined based on the replacement cost of the asset reduced for, among other things, depreciation and obsolescence. Fair value, utilizing the market approach, benchmarks the fair value against the carrying amount.

Inventories

Inventories are stated at the lower of cost or net realizable value. Cost is computed using specific identification method, and includes expenditure incurred in acquiring the inventories, production or conversion costs and other costs incurred in bringing them to their existing location and condition. We record inventories write-downs for excess or obsolete inventories based upon assumptions about current and future demand forecasts. If our inventories on-hand is in excess of our future demand forecast, the excess amounts are written-off.

We also review our inventories to determine whether its carrying value exceeds the net amount realizable upon the ultimate sale of the inventories. This requires us to determine the estimated selling price of our vehicles less the estimated cost to convert the inventories on-hand into a finished product. Once inventories are written-down, a new, lower cost basis for that inventories are established and subsequent changes in facts and circumstances do not result in the restoration or increase in that newly established cost basis.

Should our estimates of future selling prices or production costs change, additional and potentially material write-downs may be required. A small change in our estimates may result in a material charge to our reported financial results.

Income taxes

We are subject to enterprise income tax on our taxable income as determined under Japan tax laws. Significant judgment is required in determining our provision for income taxes and our deferred tax assets, non-current, net. We make these estimates and judgments about our future taxable income that are based on assumptions that are consistent with our future plans. Tax laws, regulations and administrative practices may be subject to change due to economic or political conditions including fundamental changes to the tax laws applicable to corporate multinationals. As of September 30, 2022 and 2021, the Company had net operating loss carryforwards of approximately $2,897,169 and $989,590, respectively. As of September 30, 2022 and 2021, deferred tax assets, non-current, net, from the net operating loss carryforwards amounted to $838,228 and $286,099, respectively. Should the actual amounts differ from our estimates, the amount of our deferred tax asset, non-current, net, could be materially impacted.

The Company accounts for income taxes under ASC 740. Deferred tax assets are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

Deferred tax assets, non-current, net, are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets, non-current, net, of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets, non-current, net, to the amount expected to be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities.

The provisions of ASC 740-10-25, “Accounting for Uncertainty in Income Taxes,” prescribe a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. This interpretation also provides guidance on the recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and related disclosures.

The Company did not accrue any liability, interest or penalties related to uncertain tax positions in its provision for income taxes line of its statements of operations and comprehensive loss for the years ended September 30, 2022 and 2021, respectively. The Company does not expect that its assessment regarding unrecognized tax positions will materially change over the next 12 months.

Share-Based Compensation

We use the fair value method of accounting for our stock options granted to various officers, directors, employees, and consultants to measure the cost of their services received in exchange for the share-based awards. The fair value of stock option awards with only service and/or performance conditions is estimated on the grant or offering date using the Black-Scholes option-pricing model. The Black-Scholes option-pricing model requires inputs such as the risk-free interest rate, expected term and expected volatility. These inputs are subjective and generally require significant judgment. The fair value of RSUs is measured on the grant date based on the closing fair market value of our Ordinary Shares. The resulting cost is recognized over the period during which an employee is required to provide service in exchange for the awards, usually the vesting period, which is generally two years for stock options. Share-based compensation expense is recognized on a straight-line basis, net of actual forfeitures in the period.

As we accumulate additional employee share-based awards data over time and as we incorporate market data related to our Ordinary Shares, we may calculate significantly different volatilities and expected lives, which could materially impact the valuation of our share-based awards and the share-based compensation expense that we will recognize in future periods. Share-based compensation expense is recorded in the statements of operations.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to credit risk consist of cash on hand, the Company’s demand deposit placed with financial institutions and other receivables. Bank and cash balances are maintained with high credit quality institutions, the composition and maturities of which are regularly monitored by management. As of September 30, 2022, bank and cash balances of $3,772 were maintained at financial institutions in Japan, of which approximately $3,772 was subject to credit risk. While management believes that these financial institutions are of high credit quality, it also continually monitors their credit worthiness.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company’s policy is to ensure that it has sufficient cash to meet its liabilities when they become due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation. A key risk in managing liquidity is the degree of uncertainty in the cash flow projections. If future cash flows are fairly uncertain, the liquidity risk increases.

Impact of Inflation

The types of inflationary pressures that affected the Company were primarily related to research and development costs, staff salaries and costs of revenue. Inflation in Japan has not materially affected our profitability and operating results. However, we can provide no assurance that we will be unaffected by higher inflation rates in Japan or globally in the future.

Seasonality

We have not observed any significant seasonal trends. Our directors believe that there is no apparent seasonality factor affecting the industry that our Company is operating in.

Trend Information

Other than as disclosed elsewhere in this prospectus, we are not aware of any trends, uncertainties, demands, commitments, or events that are reasonably likely to have a material effect on our profitability, liquidity, or capital resources, or that would cause reported financial information not necessarily indicative of future operating results or financial condition.

Quantitative and Qualitative Disclosures about Market Risk

Interest Rate Risk

As the Company has no significant interest-bearing assets, the Company’s income and operating cash flows are substantially independent of changes in market interest rates.

The Company’s interest-rate risk arises from bank borrowings and long-term loan from financial Institution. The Company manages interest rate risk by varying the issuance and maturity dates of variable rate debt, limiting the amount of variable rate debt, and continually monitoring the effects of market changes in interest rates. As of September 30, 2022 and 2021, the bank loans and long-term loan were at fixed interest rates. The Company assessed that a hypothetical 10% decrease in exchange rates during 2023 would not have a material impact in interest expenses.

Credit Risk

Credit risk is the potential financial loss to the Company resulting from the failure of a customer or a counterparty to settle its financial and contractual obligations to the Company, as and when they fall due. As the Company does not hold any collateral, the maximum exposure to credit risk is the carrying amounts of other receivables (exclude prepayments), financial instrument and cash presented on the statements of financial position. The Company has no other financial assets which carry significant exposure to credit risk.

Liquidity Risk

We are also exposed to liquidity risk, which is the risk that we will be unable to provide sufficient capital resources and liquidity to meet our commitments and business needs. Liquidity risk is controlled by the application of financial position analysis and monitoring procedures. When necessary, we will turn to financial institutions and related parties to obtain short-term funding to cover any liquidity shortage.

Foreign Exchange Risk

The Company cannot guarantee that the current exchange rate will remain steady; therefore there is a possibility that the Company could post the same amount of profit for two comparable periods and because of the fluctuating exchange rate actually post higher or lower profit depending on exchange rate of JPY converted to US$ on balance sheet date. The exchange rate could fluctuate depending on changes in political and economic environments without notice.

We considered the historical trends in foreign currency exchange rates and determined that it is reasonably possible that adverse changes in foreign currency exchange rates of 10% for all currencies could be experienced in the near-term. These changes were applied to our total monetary assets and liabilities denominated in currencies other than our local currencies at the balance sheet date to compute the impact these changes would have had on our net income before income taxes. However, the Company assessed that a hypothetical 10% decrease in exchange rates during 2023 would not have a material impact in exchange gain/loss.

Recent accounting pronouncements

The Company considers the applicability and impact of all accounting standards updates (“ASUs”). Management periodically reviews new accounting standards that are issued. Under the JOBS Act, the Company meets the definition of an emerging growth company, or EGC, and has elected the extended transition period for complying with new or revised accounting standards, which delays the adoption of these accounting standards until they would apply to private companies.

In May 2020, the Financial Accounting Standard Board (“FASB”) issued ASU 2020-05, which is an update to ASU Update No. 2016-13, “Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments,” which introduced the expected credit losses methodology for the measurement of credit losses on financial assets measured at amortized cost basis, replacing the previous incurred loss methodology. The amendments in Update 2016-13 added Topic 326, Financial Instruments — Credit Losses, and made several consequential amendments to the Codification. Update 2016-13 also modified the accounting for available-for-sale debt securities, which must be individually assessed for credit losses when fair value is less than the amortized cost basis, in accordance with Subtopic 326-30, Financial Instruments — Credit Losses — Available-for-Sale Debt Securities. The amendments in this Update address those stakeholders’ concerns by providing an option to irrevocably elect the fair value option for certain financial assets previously measured at amortized cost basis. For those entities, the targeted transition relief will increase comparability of financial statement information by providing an option to align measurement methodologies for similar financial assets. Furthermore, the targeted transition relief also may reduce the costs for some entities to comply with the amendments in Update 2016-13 while still providing financial statement users with decision-useful information. In November 2020, the FASB issued ASU No. 2020-10, which updated the effective date of ASU No. 2016-02 for private companies, not-for-profit organizations and certain smaller reporting companies applying for credit losses, leases, and hedging standards. The new effective date for these preparers is for fiscal years beginning after December 15, 2022. The Company is currently evaluating the impact of this new standard on Company’s financial statements and related disclosures.

In October 2021, the FASB issued ASU 2021-08, Codification Improvements to Subtopic 310-20, Receivables — Nonrefundable Fees and Other Costs. The amendments in this Update represent changes to clarify the Codification. The amendments make the Codification easier to understand and easier to apply by eliminating inconsistencies and providing clarifications. ASU 2021-08 is effective for the Company for annual and interim reporting periods beginning July 1, 2021. Early application is not permitted. All entities should apply the amendments in this Update on a prospective basis as of the beginning of the period of adoption for existing or newly purchased callable debt securities. These amendments do not change the effective dates for Update 2017-08. The Company is currently evaluating the impact of this new standard on Company’s financial statements and related disclosures.

In October 2021, the FASB issued ASU 2021-10, Codification Improvements. The amendments in this Update represent changes to clarify the Codification or correct unintended application of guidance that are not expected to have a significant effect on current accounting practice or create a significant administrative cost to most entities. The amendments in this Update affect a wide variety of Topics in the Codification and apply to all reporting entities within the scope of the affected accounting guidance. ASU 2021-10 is effective for annual periods beginning after December 15, 2021 for public business entities. Early application is permitted. The amendments in this Update should be applied retrospectively. The Company does not expect the adoption of this standard to have a material impact on its financial statements.

Except as mentioned above, the Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s balance sheets, statements of operations and comprehensive loss and statements of cash flows.

BUSINESS

Overview

We are the first company in Japan to obtain a license plate number for imported electric light commercial vehicles and the second company and also one of the three companies that sell electric light commercial vehicles in Japan as of the date of this prospectus. The electric light commercial vehicles we sell belong to the category of “light commercial vehicles,” which are commercial carrier vehicles with a gross vehicle weight of no more than 3,500 kilograms.

We commenced selling and delivering two models of electric light commercial vehicles, ELEMO and ELEMO-K, in Japan in April 2022 and July 2022, respectively, and have been working with Cenntro, our cooperating manufacturer, to produce them under our brand, ELEMO, in its factory in Hangzhou, China. ELEMO is the first electric vehicle we sell and is the second electric light commercial vehicle that has ever been sold in Japan since the commencement of sales of MINICAB-MiEV in December 2011, which was the first electric light commercial vehicle produced by Mitsubishi Motors Corporation.

Under the Exclusive Basic Transaction Agreement, Cenntro manufactures ELEMO, ELEMO-K, and other electric vehicles under the specifications designated by us in their manufacturing factories in China and delivers the electric vehicles to the ports in China designated in the individual agreement for a particular order. We arrange for the shipment from these ports to the Port of Yokohama or other designated ports in Japan. Upon arrival, we transport the vehicles to our research lab located in Chiba, Japan, for inspection, and then send them to our business partners’ facilities, Car Center First’s factory in Chiba, Japan, and Nakamura Body’s factories in Tokyo, Japan. The specialists of Car Center First and Nakamura Body modify the vehicles to comply with the regulations and standards for the Japanese market, install the accessories, and undertake the inspection in accordance with our instructions. After the inspection and modifications, we deliver the electric vehicles to the governmental vehicle inspection office, the National Agency for Automotive and Land Transportation Technology, for individual imported vehicle inspection, and the local land transportation office for registration. Upon completion of the individual import vehicle inspection and registration, we conduct the final inspection and deliver the electric light commercial vehicles to the customers.

Since the inception of our operation, we have been leveraging the customizability and adjustability of our electric light commercial vehicles to attract corporations in different industries and local governments that have varying needs from their departments in Japan. During the fiscal year ended September 30, 2022, we sold 16 electric light commercial vehicles to 11 customers.

During the fiscal year ended September 30, 2022, our primary focus was on building our customer base through direct sales efforts using our limited sales force. Starting in October 2022, we began recruiting additional salespersons to expand our sales scale and strengthen our presence. This initiative was in addition to our collaboration with ENEOS WING commencing in early 2023, to promote the sales and distribution of our electric light commercial vehicles through its established sales and distribution network nationwide. By implementing the preceding measures, we have accomplished significant growth in sales and received approximately 332 orders for our electric light commercial vehicles as of the date of this prospectus. We expect to deliver an aggregate of 332 electric light commercial vehicles during the fiscal year ending September 30, 2023. We also entered into a membership agreement with Japan Autobody Repair Work Association on May 16, 2022, pursuant to which Japan Autobody Repair Work Association provides maintenance, repair, and other after-sale services to our customers on our behalf at the approximately 1,600 maintenance facilities it operates.

During the fiscal year ended September 30, 2022, the revenue generated from the sales of our electric light commercial vehicles was JPY55,215,779, or approximately $442,789, which accounted for 100.0% of our total revenue. Our net loss for the fiscal year ended September 30, 2022, amounted to JPY586,166,296, or approximately $4,700,613.

Competitive Strengths

We believe the following competitive strengths are essential for our success and differentiate us from our competitors:

An early mover in the Japanese electric commercial light truck market

As of the date of this prospectus, we are the second company and also one of the three companies that sell electric light commercial vehicles in the Japanese market. When we commenced selling our electric light commercial vehicles — ELEMO 200 and ELEMO-K in April 2022 and July 2022, they were the only two electric light commercial vehicles available in the Japanese market since the production of MINICAB-MiEV, the first electric light commercial vehicles manufactured by Mitsubishi Motors Corporation, which was temporarily discontinued in March 2021. Mitsubishi Motors Corporation has since resumed the production of MINICAB-MiEV, due to the industry’s decarbonization trend. However, this has had a limited adverse impact on us as of the date of this prospectus. We believe the Japanese electric commercial light truck market is still growing.

The customizability and adjustability of our products

Our two types of ELEMO-K, Pick Up and Box, and three types of ELEMO, Pick Up, Flatbed, and Box, can satisfy the various needs of customers from different industries with proper adaptation and modification. Particularly, our electric light commercial vehicles are suitable to serve corporations in industries such as logistics and home delivery, food and beverage retail, agriculture, fishing, and forestry, civil engineering and construction, and governmental departments, such as fire departments, medical departments, and environmental hygiene departments after proper adaptation and modification.

We anticipate that the customizability and adjustability of our electric light commercial vehicles will enable us to further develop our customer base and broaden the source of existing and potential customers from various industries.

Strong and Experienced Management

Our management team comprises highly-skilled and dedicated professionals who have extensive multidisciplinary experience in the automobile industry. Our founder and Chief Executive Officer, Mr. Weicheng Hsiao, founded a racing team to compete in the D1 Grand Prix series and modified and adapted the racing cars within the regulations before he founded our Company, and he also runs Goodride Japan INC., a wholesale tire company. Our Chief Marketing Officer, Mr. Takashi Watanabe, worked for Nissan Motor Co., Ltd. for more than 30 years, including serving various key management positions overseas, such as the head of INFINITI China, Nissan Motor Co., Ltd.’s subsidiary in China, and the general manager of sales and marketing department for overseas markets, for more than ten years, served as the key account executive at Continental Automotive Japan Co., Ltd., a mega automotive parts supplier, and served as the deputy chief executive officer at GLM Co., Ltd., the first Japanese EV company exclusive in development and sales. Our Chief Financial Officer, Hiroto Nagura, has five years of experience in financing management in the Japanese logistics and automobile industry.

Growth Strategies

We intend to develop our business by implementing the following strategies:

Continue to grow our sales and expand our sales and distribution channel

During the fiscal year ended September 30, 2022, our primary focus was on building our customer base through direct sales efforts using our limited sales force. Starting in October 2022, we began recruiting additional salespersons to expand our sales scale and strengthen our presence. This initiative was in addition to our collaboration with ENEOS WING commencing in early 2023, to promote the sales and distribution of our electric light commercial vehicles through its established sales and distribution network nationwide. By implementing the preceding measures, we have accomplished significant growth in sales and received approximately 332 orders for our electric light commercial vehicles as of the date of this prospectus.

We have devoted more resources to expanding our sales and distribution channel, in anticipation of the growth we believe will occur over the next 10 years in the Japanese electric commercial light truck market. We intend to develop the strategic alliances we have been discussing with Bosai System and Autobacs Seven since October 2021 to promote the sales and distribution of our electric light commercial vehicles via their sales channels in Japan. In particular, Autobacs Seven, a retailer of automotive parts and accessories primarily based in Japan, currently operates 585 retail shops and franchise stores throughout the country. In addition, we are also engaging Car Conveni Club Co., Ltd., a Japanese company that runs its automobile sales and leasing business through the Internet, among which its website maintains an average monthly page views of over one million, to sell our electric light commercial vehicles on its website so as to further expand our sales and distribution channel. With the existing sales and distribution channel, we expect to sell and deliver 332, 1,782, and 5,433 of our electric light commercial vehicles for the fiscal years ending September 30, 2023, 2024, and 2025, respectively.

By expanding our sales and distribution channel in Japan, particularly in areas that have not yet been explored, we believe it will contribute to the growth of our sales and customer base and broad market penetration and increase our brand’s recognition in Japan.

Develop our own original designed products

As all of our currently available electric light commercial vehicles are designed and manufactured by Cenntro, our only cooperating manufacturer at the current stage, we intend to develop our own original designed products based on our insight on the industry trends to enhance the customizability and adjustability of our electric light commercial vehicles to satisfy the various demands from the growing market in Japan and attract potential customers from different industries.

In addition, developing our own original designed products allows us to reduce our dependence on Cenntro and diversify our supply base by cooperating with other suitable manufacturers, which will mitigate our operational risk and benefit our business in the long term.

In the second half of 2024, we plan to launch our first originally designed electric light commercial vehicle — PUZZLE, a commercial van to be made for the Japanese market. Puzzle’s unique design, which maximizes shared parts and even body panels, will allow it to offer more usable space than a typical commercial van. To make PUZZLE a user-friendly vehicle to operate, we have designed PUZZLE to be compatible with some supportive software, such as Apple CarPlay and Android Auto, as well as our own developed proprietary supporting system — the HW ELECTRO Platform Service (described below). In addition, PUZZLE will also be equipped with additional functions and features with which our currently available electric light commercial vehicles are not equipped. For example, PUZZLE will be able to provide internet connection over Wi-Fi and electricity through its wall outlets and USB ports, enabling it to serve as a Wi-Fi hotspot and a mobile power bank, which may prove especially useful in emergency situations, since Japan experiences frequent natural disasters every year. Furthermore, a solar panel installed on the top of PUZZLE will be able to power the built-in SOS system, allowing drivers or passengers to reach out for rescue services even if PUZZLE’s battery is depleted.

Maintain and further develop business relationships with our existing and potential customers

Though the Japanese electric commercial light truck market is growing, it is still in its infancy and remains undeveloped. Besides, rather than having sufficient information and thus having determined to purchase electric light commercial vehicles, most of the potential customers we are aware of have limited acquaintance and experience regarding electric light commercial vehicles and are still hesitating about replacing traditional gasoline-powered commercial light trucks with electric ones at the current stage.

Under these circumstances, we believe the potential customers would value the users’ experience and count on referrals from existing customers when deciding whether to switch to electric light commercial vehicles and from whom they should purchase. Therefore, in addition to promoting our electric light commercial vehicles via our sales and distribution channels, it is also essential to maintain and further develop business relationships with our existing customers and ensure their satisfaction with our electric light commercial vehicles in order to develop new customers.

As such, we plan to maintain and further develop business relationships with our existing customers by investing more resources to ensure the good quality of our electric light commercial vehicles by outsourcing the inspections and modifications of our products to large-scale professional companies, and provide the after-sale services, such as maintenance and repair, at more locations by cooperating with more facilities. See “Business — Manufacturing” and “Business — Customers, Sales, and Marketing” We also anticipate the increase in our visibility and brand recognition after our proposed listing on Nasdaq may benefit us in attracting more potential customers to order our electric light commercial vehicles.

Improve Public Relations and Brand Awareness and Enhance Customer Loyalty

We intend to improve our public relations and brand awareness by opening new showrooms in Nagoya, Osaka, and Okinawa, participating in various series of exhibitions and events in Japan, collaborating with more dealers and distributors, promoting our electric light commercial vehicles and brands through social media platforms, and engaging with our existing and potential customers to receive real-time feedback on our products and services.

We are also dedicated to improving customer experience and enhancing customer loyalty. By choosing and cooperating with competent and reliable business alliances, we strive to provide high-quality sales and after-sales services in order to showcase our high product quality, which we believe will foster trust and loyalty among our new and existing customers.

Diversify Revenue Sources

The sales of our electric light commercial vehicles have been our main business since our inception. As we intend to continue to pursue revenue growth, we have dedicated ourselves to increasing the diversity of our revenue sources by developing and innovating new technologies and services. For the past two years, we have invested in management and financial resources and in research and development and have been working closely with cooperating vendors to develop a new service, the HW ELECTRO Platform Service.

The HW ELECTRO Platform Service is an optional supporting system that assists customers in managing the electric light commercial vehicles and their drivers, which could be purchased when placing orders for our electric light commercial vehicles. The HW ELECTRO Platform Service is composed of a backend-connected platform, which we will operate, via a drivers’ app, and may be used by customers or drivers they hire, and a device. Through the backend-connected platform, we are capable of collecting and analyzing the big data, such as the driving data, routing data, and vehicle conditions to evaluate the performance of each driver for the customer’s reference. These data and conditions can also be viewed on the driver’s app, assisting the driver or the customer in managing and organizing the travel route, estimated driving time, remaining load capacity, and maintenance information. In addition, in the next phase of development, we plan to provide a service that will enable temperature control of the cargo box. Drivers and customers will be able to turn the vehicle on and off as well as adjust the temperature inside the vehicle and cargo box through the driver’s app, which we believe will be an important and convenient service, especially for customers in the logistics and delivery industry and the food and beverage retail industry.

We have completed the initial development of the HW ELECTRO Platform Service and plan to launch it to all of our customers in September 2023. We also intend to continue developing and upgrading the HW ELECTRO Platform Service so as to incorporate more functions into it.

We expect the launch of the HW ELECTRO Platform Service and its constant upgrade to diversify the sources of our total revenue to the extent that revenue generated from the sales of our electric light commercial vehicles comprises no greater than 92.6% and the revenue generated from HW ELECTRO Platform Service at least contributes 7.4% of our total revenue for the fiscal year ended September 30, 2027.

Implement Level 4 autonomous driving technology and the operating system on our electric light commercial vehicles

We believe that autonomous driving has the potential to improve safety in vehicular mobility, by reducing the risk of accidents. Autonomous driving may also improve vehicle utilization by allowing cars to operate throughout the day, since they would not be subject to drivers’ stamina limitations, increasing supply and reducing the cost of transportation.

As of the date of this prospectus, we have begun to negotiate a consignment contract with a technology development company that specializes in autonomous driving technology to research and develop Level 4 autonomous driving technology and its compatibility with our electric light commercial vehicles.

While the development of Level 4 autonomous driving technology and its implementation on our products remains subject to uncertainties and a series of internal and external complex tests, examinations, and evaluations, we plan to implement Level 4 autonomous driving technology and the operating system on our electric light commercial vehicles by connecting it to the HW ELECTRO Platform Service and expect to launch them in the Japanese market during the 2030s.

Our Products

We commenced selling two models of electric light commercial vehicles, ELEMO and ELEMO-K, in Japan in April 2022 and July 2022, respectively, and have been working with Cenntro, our cooperating manufacturer, to produce them under our brand, ELEMO. During the fiscal year ended September 30, 2022, we aggregately sold 16 electric light commercial vehicles, including 10 ELEMO and six ELEMO-K. Since June 2023, we have commenced the sales of a new model called “ELEMO-L,” a van-type electric vehicle that could be used for commercial and recreational camping purposes, which we expect may enable us to increase consumer market penetration.

During the fiscal year ended September 30, 2022, the revenue generated from the sales of ELEMO and ELEMO-K was JPY35,728,974 and JPY19,486,805, or approximately $286,520 and $156,269, respectively, which accounted for 64.7% and 35.3% of our total revenue, respectively.

ELEMO-K

ELEMO-K is the second electric light commercial vehicle we sell. It complies with, or is exempt from, all applicable vehicle safety standards in Japan.

The current price of ELEMO-K ranges from JPY2,673,000 to JPY3,256,000, or approximately from $18,472 to $22,500, depending on its type. ELEMO-K can accelerate from zero to 50 kilometers per hour in 15 seconds, has a peak torque of 120 Newton meters, and has a maximum speed of approximately 85 kilometers per hour. While ELEMO-K weighs only 850 kilograms, its load capacity is up to 350 kilograms, and it can carry one additional passenger besides the driver.

ELEMO-K combines this performance with high energy efficiency. ELEMO-K has a battery pack capable of storing approximately 13 kilowatt-hours of usable energy and has a range of 120 kilometers on a single charge, which takes six to eight hours to fully charge through AC charging. In addition, we provide a battery warranty, in the event the battery capacity is found to deteriorate by 30% or more within four years or 80,000 kilometers, depending on whichever it reaches first.

We provide two different types of ELEMO-K for the customers to choose from based on their needs — Pick Up, which has an enclosed cabin, and a back end made up of a cargo bed that is enclosed by three low walls with no roof, and Box, a chassis cab truck with an enclosed cuboid-shaped cargo area. Customers can request special orders for customized cargo beds, such as equipping a refrigeration system, at extra cost.

ELEMO

ELEMO is our first electric light commercial vehicle with a larger size, higher load capacity, a longer distance of cruising range, and a larger battery capacity than ELEMO-K. As with the ELEMO-K, it complies with, or is exempt from, all applicable vehicle safety standards in Japan.

The current price of ELEMO ranges from JPY3,234,000 to JPY3,476,000, or approximately from $22,348 to $24,020, depending on its type. ELEMO can accelerate from zero to 50 kilometers per hour in 15 seconds, has a peak torque of 120 Newton meters, and has a maximum speed of approximately 85 kilometers per hour. With a heavier weight of 1,110 kilograms, as compared to ELEMO-K, ELEMO has a higher load capacity ranging from 400 kilograms to 450 kilograms, depending on its type, and is also capable of carrying one additional passenger besides the driver.

As an advanced version of ELEMO-K, ELEMO has a larger battery capacity of storing approximately 25.92 kilowatt-hours of usable energy and has a longer cruising range of 200 kilometers on a single charge, which takes 10 to 12 hours to fully charge through AC charging. Similar to ELEMO-K, we also provide a battery warranty if the battery capacity is found to deteriorate by 30% or more within four years or 80,000 kilometers, depending on whichever it reaches first.

We provide three different types of ELEMO — Pick Up, Box, and Flatbed, a type of truck whose bodywork is just an entirely flat, level bed with no sides or roof. Purchasers can also opt to equip a refrigeration system on the cargo of the Box type for additional fees.

The following chart demonstrates the main differences between different models and types:

Model and Type	Price	Load Capacity	Image
ELEMO-K Box (Two doors)	JPY3,256,000 (approximately $22,500)	350 Kilograms
ELEMO-K Box (One door)	JPY3,146,000 (approximately $21,740)	350 Kilograms
ELEMO-K Pick Up	JPY2,673,000 (approximately $18,471)	350 Kilograms
ELEMO Flatbed	JPY3,234,000 (approximately $22,348)	450 Kilograms
ELEMO Pick Up	JPY3,311,000 (approximately $22,880)	450 Kilograms

Model and Type	Price	Load Capacity	Image
ELEMO Box	JPY3,476,000 (approximately $24,020)	400 Kilograms

Cost-friendly

While the initial purchase prices of our electric light commercial vehicles are higher than those of the same-level that are gasoline-powered light commercial vehicles, in terms of size and load capacity, our electric light commercial vehicles may be considered cost-friendly in the long term.

For instance, assuming a 9.2 kilometers range of ELEMO-K and an electricity cost of JPY36.8 per kilowatt-hour, which was the average residential electricity cost in Japan for November 2022, the energy cost of powering ELEMO-K is approximately JPY478.4, or approximately $3.3, per day/120 kilometers. Whereas the energy cost of powering a same-level gasoline-powered commercial light truck is approximately JPY1,257, or approximately $8.7, per day/120 kilometers, based on the calculation that the average cost of one liter of gasoline in Japan for November 2022 was JPY167.6 and a same-level gasoline-powered commercial light truck consumes approximately 7.5 liters of gasoline to run 120 kilometers.

Eco-friendly

Our electric light commercial vehicles are also eco-friendly as compared to the same-level, in terms of size and load capacity, gasoline-powered commercial light trucks.

For instance, since ELEMO-K only needs 13 kilowatt-hours to run 120 kilometers/per day, the annual CO2 emission amount of driving ELEMO-K would only be approximately 1,567.6 kilograms. In contrast, a same-level gasoline-powered commercial light truck consumes 7.5 liters of gasoline to run 120 kilometers/per day, and its annual CO2 emission amount is approximately 4,832.7 kilograms. It presents an approximate 67.56% of reduction of CO2 emission when driving ELEMO-K rather than a same-level gasoline-powered commercial light truck.

The preceding calculation is based on the assumption that both kinds of commercial light trucks run 261 days a year and that it averagely causes approximately 0.462 kilograms of CO2 emission to generate one kilowatt-hour of electricity in Japan and burning one liter of gasoline leads to approximately 2.469 kilograms.

Manufacturing

In April 2021, we started to work with Cenntro, our cooperating manufacturer, to produce electric light commercial vehicles under our brands, ELEMO-K and ELEMO, in its factory in Hangzhou, China. Working with the cooperating manufacturer who operates its manufacturing factories in China, provides convenient and timely access to key resources of our electric light commercial vehicles and enables us to enjoy lower labor and electricity costs than those competitors who do not maintain a manufacturing base in China.

As of the date of this prospectus, we have delivered accumulatively 67 electric light commercial vehicles, including 53 ELEMO-K and 14 ELEMO, since April 2022. We plan to grow the production capacity to the extent that, via working with Cenntro, we will sell and deliver 332, 1,782, and 5,433 electric light commercial vehicles for the fiscal years ending September 30, 2023, 2024, and 2025, respectively.

We entered into a five-year manufacturing contract, the Exclusive Basic Transaction Agreement, with Cenntro on March 31, 2021. Pursuant to Exclusive Basic Transaction Agreement, Cenntro agreed to manufacture ELEMO-K, ELEMO, and other electric vehicles under the specifications designated by us in their manufacturing factories in China and deliver them to designated ports in China designated in the individual agreement for a particular order; we agreed to arrange the shipment from the ports in China to designated ports in Japan and perform the inspection of the vehicles within two weeks once such inspection is available to undertake after the arrival to designated ports in Japan.

Under the terms of the Exclusive Basic Transaction Agreement, we will enter into a written individual contract with Cenntro to stipulate the details pertaining to the model and the type of the vehicles, the number of the vehicles, the delivery date and location, the amount of consideration, and other necessary matters when we accumulate a certain amount of orders for our electric light commercial vehicles from the customers.

Other material terms of the Exclusive Basic Transaction Agreement are as follows:

Term

The Exclusive Basic Transaction Agreement is effective for a period of five years from the date of execution, March 31, 2021. Unless either party gives notice of termination to the other party at least six months prior to the expiration date of the Exclusive Basic Transaction Agreement, it shall automatically be extended for a period of one year, and the same shall apply thereafter.

Payment terms and Transfer of ownership and risk of loss

We shall pay Cenntro 50% of the payment due on the day the written individual contract is entered into with Cenntro, and shall pay the remaining 50% at the time Cenntro delivers the electric light commercial vehicles to designated ports in China.

Once the full payment is made, the ownership of the electric light commercial vehicles shall be transferred to us from Cenntro. The risk of loss of or damage to the electric light commercial vehicles shall also be transferred to us from Cenntro as the ownership transfers.

Warranty and Product Liability

Cenntro warrants that the electric light commercial vehicles it manufactures conform to the quality, performance, size, and specifications specified and required by us.

If we, at our own discretion, determine that the electric light commercial vehicles do not conform to the quality, performance, size, and specifications required by us, we shall have recourse to Cenntro. In such case, Cenntro shall, under our instruction, be obliged to supply substitute products, repair the defect, or compensate us for any damages incurred in lieu of or in conjunction with such substitute products at its own expense.

As the manufacturer of our electric light commercial vehicles, Cenntro shall jointly bear the liability under the Japanese Product Liability Act with us.

Termination and Reimbursement

If either Cenntro or we fail to perform the obligations under the Exclusive Basic Transaction Agreement and written individual contracts or breach other provisions set forth, the defaulting party shall reimburse the other party for direct and actual damages incurred thereby.

If the defaulting party fails to cure such default or breach within a reasonable period of time stipulated by the non-defaulting party, the non-defaulting party may immediately terminate the Exclusive Basic Transaction Agreement without any further notice. The non-default party may then also seek compensation for the loss and damages incurred by the termination of the Exclusive Basic Transaction Agreement.

Governing Law and Dispute Resolution

The Exclusive Basic Transaction Agreement is governed by and construed in accordance with the laws and regulations of Japan.

In the event that Cenntro and we are unable to settle the dispute arising under or in connection with the Exclusive Basic Transaction Agreement through consultations, either party may file a request for arbitration. If Cenntro is the party against whom damages are claimed, a request for arbitration shall be filed with the China International Economic and Trade Arbitration Commission (Shanghai); if we are the party against whom damages are claimed, a request for arbitration shall be filed with the Japan Commercial Arbitration Association (Tokyo). The arbitration award shall be final and binding to both Cenntro and us.

Once the electric vehicles are shipped to the Port of Yokohama or other designated ports in Japan, we transport the vehicles to our research lab located in Chiba, Japan, for inspection, and then send them to our business partners’ facilities, Car Center First’s factory in Chiba, Japan, and Nakamura Body’s factories in Tokyo, Japan. The specialists of Car Center First and Nakamura Body modify the vehicles to comply with the regulations and standards for the Japanese market, install the accessories, and undertake the inspection in accordance with our instructions. After the inspection and modifications, we deliver the electric vehicles to the governmental vehicle inspection office, the National Agency for Automotive and Land Transportation Technology, for individual imported vehicle inspection, and the local land transportation office for registration. Before delivering the electric vehicles to the customers, we undertake the final inspection after they are sent back from individual imported vehicle inspection and registration.

The following diagram demonstrates the procedure flow from the manufacture of our electric light commercial vehicles to the delivery of them to the customers:

Basic Business Flow : ELEMO Import ～ Delivery to Customer

Cenntro should acquire "Dangerous goods handling license (Vehicle + Battery)"
Cenntro China Hanzhou Plant
Shipping (Shanghai)
Arrival (Yokohama)
● Vehicle inspection after receival
● Vehicle modification for vehicle regulation compliance and market requirement fulfillment
● Vehicle inspection after modification
● Accessary installation
● Vehicle Inspection
<Necessary vehicle homologation information; by MODEL>
This shall be provided by Cenntro.
● Full sets of Vehicle Homologation Approval Document by Authority with detailed test & performance data etc..
<Necessary documents to be submitted: by VEHICLE (one by one)>
● Certification of Technical Conformity signed by Cenntro
● Specification list signed by Cenntro
● Certification of Custom Clearance
● Application form of Imported Vehicle Notification
Delivery to the customer
● Final vehicle inspection before delivery
Vehicle registration (Local land transportation office)
Individual import car inspection (Vehicle inspection office)

Generally, it would take around three months to deliver our electric light commercial vehicles to the customers after we enter into a written individual contract with Cenntro.

Customers, Sales, and Marketing

Since we just commenced selling electric light commercial vehicles in Japan in April 2022, we have primarily been targeting to engage with and directly sell our electric light commercial vehicles to corporations or local governments that originally have the demand for commercial light trucks, such as logistics and home delivery companies, civil engineering and construction companies, and fire departments of the local governments. During the fiscal year ended September 30, 2022, we sold our electric commercial light truck to 11 customers. We have also been leveraging the customizability and adjustability of our electric light commercial vehicles, which enables the customers to adapt them based on their needs, to attract corporations in different industries and local governments that have varying needs from their departments.

We have also been cooperating with financial leasing companies in Japan to assist our customers in funding the payments for our electric light commercial vehicles.

Set out below is a breakdown of the revenue generated from our top five clients during the fiscal year ended September 30, 2022:

Customer	Category	Revenue	Percentages of total revenue
EVA Co., Ltd (Through financial leasing company – Ricoh Leasing Company, Ltd.)	Logistics and Home delivery	JPY17,323,405 (approximately $138,921)	32%
Kisarazu City	Local Government	JPY6,768,320 (approximately $54,277)	12%
Water Point Co., Ltd	Logistics and Home delivery	JPY3,995,954 (approximately $32,045)	7%
Nara Coop	Citizen’s Group (Civil engineering and Construction)	JPY3,939,950 (approximately $31,595)	7%
EM Kyushu Co., Ltd.	Automobile Maintenance and Adaptation	JPY3,602,160 (approximately $28,887)	7%
Total		JPY35,629,789 (approximately $285,725)	65%

During the fiscal year ended September 30, 2022, our primary focus was on building our customer base through direct sales efforts using our limited sales force. Starting in October 2022, we began recruiting additional salespersons to expand our sales scale and strengthen our presence. This initiative was in addition to our collaboration with ENEOS WING commencing in early 2023, to promote the sales and distribution of our electric light commercial vehicles through its established sales and distribution network nationwide. By implementing the preceding measures, we have accomplished significant growth in sales and received approximately 332 orders for our electric light commercial vehicles as of the date of this prospectus, which is almost 26 times the total sales amount during the fiscal year ended September 30, 2022. We expect to deliver an aggregate of 332 electric light commercial vehicles during the fiscal year ending September 30, 2023.

We also entered into a membership agreement with Japan Autobody Repair Work Association on May 16, 2022, pursuant to which Japan Autobody Repair Work Association provides maintenance, repair, and other after-sale services to our customers on our behalf at the approximately 1,600 maintenance facilities it operates in Japan. We intend to provide our customers with after-sale services, such as maintenance and repair, at more locations. To this end, we have commenced discussions and begun negotiating with some Japanese companies who operate automotive maintenance and repair businesses national wide, to provide maintenance, repair, and other after-sale services to our customers at their facilities.

Pricing and Payment of Products

We offer competitive pricing to attract and retain customers. Besides setting the prices based on the cost of our electric light commercial vehicles, we also constantly monitor and consider the types and prices of similar products our competitors offer so as to offer competitive prices. We typically evaluate the profitability of our electric light commercial vehicles every three to six months and make a continuous effort to maintain and improve an efficient cost structure in order to stay competitive in the markets. Besides, we also conduct the evaluation of our prices, especially when our competitors announce new electric vehicle plans or revisions of their product prices.

We generally only accept advance cash payments before delivering the electric light commercial vehicles to our customers. However, we sometimes allow certain customers with good creditworthiness to negotiate customary payment terms. In the event that a financial leasing company is involved, the payment terms and conditions would be determined per the negotiation between us, the financial leasing company, and the purchasing customer.

Industry overview

The electric light commercial vehicles we sell belong to the category of “light commercial vehicles,” which are commercial carrier vehicles with a gross vehicle weight of no more than 3,500 kilograms. The Japanese electric light commercial vehicles market is still at its early stage, as only three companies currently sell electric light commercial vehicles in Japan — Mitsubishi Motors Corporation, ASF Co. Ltd., and us. Mitsubishi Motors Corporation was the first company to start selling electric light commercial vehicles in Japan. MINICAB-MiEV, Mitsubishi Motors Corporation’s first electric light commercial vehicle, was first sold in December 2011. However, due to the unexpectedly low sales volumes, which were 325, 278, 521, and 1185 in 2017, 2018, 2019, and 2020, respectively, the production of MINICAB-MiEV was temporarily discontinued in March 2021.

Therefore, when we entered the market in April 2022, we were the only company that sold electric light commercial vehicles in Japan. In November 2022, Mitsubishi Motors Corporation resumed the production of MINICAB-MiEV and continued to sell them in the Japanese market. In April 2023, ASF Co. Ltd., a Japanese electric vehicle startup, entered the market and started to sell and deliver its only electric light commercial vehicle.

Competition

The Japanese electric light commercial vehicles market is oligopolistic, as only three companies sell electric light commercial vehicles in Japan — Mitsubishi Motors Corporation, ASF Co. Ltd. and us. Mitsubishi Motors Corporation commenced the sales of its electric light commercial vehicles, MINICAB-MiEV, the first electric light commercial vehicles that had ever been sold in Japan, in December 2011. The production of MINICAB-MiEV was temporarily discontinued in March 2021 but later resumed in November 2022. Therefore, soon after we started to sell ELEMO-K and ELEMO in July 2022 and April 2022, we have been competing with Mitsubishi Motors Corporation nationwide, as the specification and functions of our products are similar to those of MINICAB-MiEV, but MINICAB-MiEV is sold at a more competitive price. However, competing with Mitsubishi Motors Corporation causes us limited adverse impact, since we believe the Japanese electric commercial light truck market is still growing, and the demand for electric light commercial vehicles is yet to be satisfied. ASF Co. Ltd. is a Japanese electric vehicle startup that has just started selling and delivering its only electric light commercial vehicle, ASF 2.0, since April 2023. Therefore, the adverse impact that occurred by the commencement of its sales of ASF 2.0 seems limited as of the date of this prospectus.

Furthermore, we believe we are well-positioned to effectively compete with Mitsubishi Motors Corporation and ASF Co. Ltd. on the basis of the customizability, adjustability, and quality of our products, our customer and technical support services, and our efficient and robust operations and supply chain. However, Mitsubishi Motors Corporation has a longer operating history, greater financial and other resources, stronger relationships with customers, and greater economies of scale than we do. Moreover, it is a highly integrated manufacturer, whose business model provides it with competitive advantages as it is less dependent on upstream suppliers and/or downstream customers in the value chain.

Employees

We had 13, 8, 5, and 0 full-time employees as of May 31, 2023 and September 30, 2022, 2021, and 2020, respectively. The following table sets forth the number of our full-time employees categorized by areas of operations as of May 31, 2023:

Function	Number
Management	1
General and administration	2
Engineering	2
Purchasing and logistics	1
Marketing and sales	5
Finance and Audit	2
Legal	0
Total	13

We enter into employment agreements with our full-time employees. The employment agreements have an indefinite term and may be terminated by the employee with a 30-day advance notice. Dismissal of the employee by us is required to meet the following requirements: (i) the dismissal is objectively reasonable and socially acceptable; (ii) the dismissal is based on the grounds set forth in the labor regulations; (iii) the dismissal does not fall under any of the prohibited grounds stipulated by law; and (iv) a 30-day advance notice is given, or a dismissal allowance is paid in lieu of such notice. In addition, we enter into confidentiality and non- compete agreements with our key employees before they leave our Company.

In addition to our full-time employees, we had one contract worker as of May 31, 2023 and no contract workers as of September 30, 2022, 2021, and 2020. Besides assisting our full-time employees, the contract worker is also responsible for quality control.

We believe that we maintain a good working relationship with our full-time and contract worker, and we have not experienced material labor disputes in the past. None of our employees are represented by a labor union.

Insurance

We maintain the types and amounts of insurance coverage that we believe are consistent with customary industry practices. Other than the government-mandated social and health insurance and workmen’s compensation insurance, our insurance policies also cover any damages and losses of certain machinery, property, fixed assets, and facilities inside the premises we own and lease for the purpose of business operation deriving from fire, flood, water stoppages, power outages, and other events stipulated in the relevant insurance policies. We also maintain insurance policies that cover physical loss or damage to our electric light commercial vehicles during ocean transportation from China to Japan, product liability with respect to our electric light commercial vehicles, and any damages and losses to third parties and our electric light commercial vehicles that may occur during the land transportation of our electric light commercial vehicles within Japan. Since June 2023, we have also maintained directors’ and officers’ insurance policies.

We do not maintain any other property insurance, business interruption insurance, or employees liability insurance. For risk factors relating to our insurance policies, please see “Risk Factors — Risks Related to Our Business and Industry — Our current insurance policies may not provide adequate levels of coverage against all claims and we may incur losses that are not covered by our insurance.”

Property

We lease our headquarters, offices, research lab, parking spaces, employee dormitories, and a showroom in Tokyo, Kanagawa, and Chiba. A summary of our leased properties as of the date of this prospectus is shown below:

Location	Space (in square feet)	Use	Lease Term (years)
Tokyo	3,488	Headquarters and one office	Two years (Non-renewable and will expire on October 31, 2024)
Tokyo	—	Five parking spaces	One year (4) and Two years (1) (Renewable)
Tokyo	953	One showroom	Two years (Non-renewable and will expire on January 15, 2025)
Chiba	1020.74	Two employee dormitories	Two years (Renewable)
Chiba	20389	One research lab	Two years (Renewable)
Kanagawa	186.21	One office	Three years (Non-renewable and will expire on January 31, 2025)

We believe that our existing facilities are sufficient for our near-term needs.

Intellectual Property

We regard our trademarks, service marks, domain names, trade secrets, and similar intellectual property as critical to our success. We rely on a combination of copyright and trademark law, and confidentiality agreements with employees, to protect our intellectual property rights. We also regularly monitor any infringement or misappropriation of our intellectual property rights.

As of the date of this prospectus, we have registered four trademarks in Japan:

No.	Trademark	Type of Mark	List of Goods and Services	Registration Number	Registration Date	Expiration Date
1	HWE	Word	Class 12	6424876	August 4, 2021	August 4, 2031
2	ELEMO	Word	Class 12	6424877	August 4, 2021	August 4, 2031
3		Picture	Class 12	6424874	August 4, 2021	August 4, 2031
4	HW ELECTRO	Word	Class 12	6424875	August 4, 2021	August 4, 2031

The trademarks can generally be renewed every 10 years by filing a request for renewal and paying a renewal fee six months before the trademark right expires.

In addition, as of the date of this prospectus, we have registered two domain names, hwelectro.co.jp and hwe-cars.jp, in Japan relating to our business and own the copyright, ownership, and relevant rights of “HWE driver’s app.”

Seasonality

We have not experienced a significant impact on our business results due to seasonality. However, our customers may experience seasonality in their businesses that, in turn, can impact the revenue generated from them. Our business may become more seasonal in the future, and historical patterns in our business may not be a reliable indicator of future performance.

Legal Proceedings

From time to time, we may become a party to various legal or administrative proceedings arising in the ordinary course of our business, including actions with respect to intellectual property infringement, violation of third-party licenses or other rights, breach of contract, and labor and employment claims. We are currently not a party to, and we are not aware of any threat of, any legal or administrative proceedings that, in the opinion of our management, are likely to have any material and adverse effect on our business, financial condition, cash flow, or results of operations.

REGULATIONS

Our business operations are subject to various governmental regulations in Japan. The principal regulations affecting our business operations are summarized below.

Import and Sale of Electric Vehicles

The Road Transport Vehicles Act (Act No. 185 of 1951, as amended) stipulates that in order to use motor vehicles for operation in Japan, it is necessary to apply to the Minister of Land, Infrastructure, Transport and Tourism for certification of safety standards, vehicle inspection, and registration.

Furthermore, business operators importing motor vehicles are required to notify the Minister of Land, Infrastructure, Transport and Tourism of the VIN numbers of imported motor vehicles and other matters specified by the Ordinance of the Ministry of Land, Infrastructure, Transport and Tourism.

Motor vehicles, including imported vehicles, must conform to the technical standards for safety or pollution control and other environmental preservation specified by the Ordinance of the Ministry of Land, Infrastructure, Transport and Tourism with respect to their structure, equipment, and performance (especially headlight optical axis, meter display, exhaust gas measures, and so on), and if there is a possibility of non-conformity to such technical standards for safety, the Minister of Land, Infrastructure, Transport and Tourism may recommend improvement measures, conduct on-site inspections, or impose reporting requirements on the business operators.

We comply with these regulations.

The Electrical Appliances and Materials Safety Act (Act No. 234 of 1961, as amended) stipulates that business operators importing electrical appliances and materials are required to notify the Minister of Economy, Trade and Industry of the classification of the type of electrical appliances and materials that they have imported as specified by an Ordinance of the Ministry of Economy, as well as the name and location of the plant or workplace where the electrical appliances and materials are manufactured.

Electrical appliances and materials imported into Japan must conform to the technical standards specified by an Ordinance of the Ministry of Economy, Trade and Industry, and in order to sell imported electrical appliances and materials, an inspection of the electrical appliances and materials must be conducted, inspection records must be prepared and maintained, and the electrical appliances and materials must be labeled as to their conformity to such technical standards in accordance with the methods specified by an Ordinance of the Ministry of Economy, Trade and Industry.

Failure to comply with such technical standards may result in an improvement order by the Minister of Economy, Trade and Industry for improvement of import or inspection methods for electrical appliances and materials or improvement of other work methods, and may also result in on-site inspections by the Minister of Economy, Trade and Industry and the imposition of reporting requirements on the business operator.

We comply with these regulations.

Recycling

The Act on Recycling of End-of-Life Automobiles (Act No. 87 of 2002, as amended) requires that manufacturers take back and recycle air bags, fluorocarbon, and automotive shredder residue derived from end-of-life vehicles (ELV). ELV processing costs are collected from owners of cars currently in use and purchasers of new cars. We comply with these regulations.

Product Liability

In Japan, the Product Liability Act (Act No. 85 of 1994, as amended) mainly regulates product quality. The Product Liability Act sets forth the liability of a manufacturer, processor, or importer for damage caused by defects in a product. Liability under this act can be imposed even if the manufacturer, processor, or importer was not negligent. We comply with these regulations.

Advertising

The Premiums and Representations Act (Act No. 134 of 1962, as amended) stipulates the restricted methods and means of various advertisements, representations, and sales promotions, in a broad sense. When we advertise our products, we must provide appropriate information under this act, so as not to mislead our customers. We comply with these regulations.

Labor Laws

There are various labor-related laws in Japan, including the Labor Standards Act (Act No. 49 of 1947, as amended), the Industrial Safety and Health Act (Act No. 57 of 1972, as amended), and the Labor Contracts Act (Act No. 128 of 2007). The Labor Standards Act regulates, among others, minimum standards for working conditions, such as working hours, leave periods, and leave days. The Industrial Safety and Health Act requires, among others, the implementation of measures to secure employee safety and protect the health of workers in the workplace. The Labor Contracts Act regulates, among others, the change of terms of employment contracts and work rules, and dismissal and disciplinary action. We comply with these regulations.

Personal Information

The Personal Information Protection Act of Japan (Act No. 57 of 2003, as amended) and related guidelines impose various requirements on businesses, including ours, that use databases containing personal information, such as appropriate custody of such information and restrictions on information sharing with third parties. Non-compliance with any order issued by the Personal Information Protection Commission or any other relevant authorities to take necessary measures to comply with the act could result in criminal and/or administrative sanctions. As a result of recent amendments, pseudonymized information (kamei kako joho) and individual-related information (kojin kanren joho) are subject to the Personal Information Protection Act. We comply with these regulations.

MANAGEMENT

The following sets forth information regarding members of our board of directors, our executive officers and our corporate auditor as of the date of this prospectus.

Name	Age	Position(s)
Weicheng Hsiao	38	Representative Director and Chief Executive Officer
Eiji Fujino	40	Director
Hiroto Nagura	45	Chief Financial Officer
Taisuke Otsubo	44	Corporate auditor
Takashi Watanabe	62	Corporate Executive Officer and Chief Marketing Officer
Hirotaka Ikeda	46	Independent Director and Nomination and Corporate Governance Committee Member
Takayuki Tokoroda	38	Independent Director and Nomination and Corporate Governance Committee Member
Yuri Konno	87	Independent Director and Audit Committee Member
Koki Kawana	42	Independent Director, Audit Committee Member, and Compensation Committee Member
Feng Wu	50	Independent Director, Audit Committee Member, and Compensation Committee Member

Mr. Weicheng Hsiao is our founder and has served as our Representative Director and Chief Executive Officer since May 2019. While running our Company full time, Mr. Hsiao also spends limited time participating in the operation of Goodride Japan INC., a Japanese wholesale tires company he founded in September 2017, in Japan. Prior to founding our Company, Mr. Hsiao founded a racing team to compete in the D1 Grand Prix series and modified and adapted the racing cars within the regulations. Mr. Hsiao was trained in Economics at Keiai University in 2003.

Mr. Eiji Fujino has served as our Director since May 2021. While serving our Company, Mr. Fujino has also served as the representative director at Meiwa Co. Ltd., a Japanese solar power generation company, since February 2014, the representative director at Delta Co. Ltd., a Japanese web development company, since February 2014, and a director at WAB Co. Ltd., a Japanese grand handling company, since April 2018. Mr. Fujino graduated from Josai University Senior High School in 2003.

Mr. Hiroto Nagura has served as our Chief Financial Officer since June 2023. Prior to joining our Company, Mr. Nagura worked as a senior manager at Takeda Pharmaceutical Company, Ltd, a Japanese pharmaceutical company, between May 2013 and March 2018, worked as a senior manager at Nissan Motor Co., Ltd., a Japanese automobile manufacturer, between April 2018 and December 2020, and served as a financial controlling director at DHL Japan, Inc., a Japanese international logistics company, between January 2021 and May 2023. Mr. Nagura received his bachelor’s degree in International Relationships from Kobe City University of Foreign Studies in 2000 and his master’s degree in Accounting & Corporate Finance from Chuo Graduate School of International Accounting in 2015.

Mr. Taisuke Otsubo has served as our Corporate Auditor since December 2021. While serving our Company, Mr. Otsubo has also served as the representative director at Regents judicial scrivener office, a Japanese judicial scrivener office, since January 2023. Prior to joining our Company, Mr. Otsubo served as the representative director at Otsubo Judicial scrivener office, a Japanese judicial scrivener office, between August 2009 and January 2023. Mr. Otsubo graduated from Chuo Gakuin University Chuo high school in 1998.

Mr. Takashi Watanabe has served as our Corporate Executive Officer and Chief Marketing Officer since August 2021. Prior to joining our Company, Mr. Watanabe worked for Nissan Motor Co., Ltd., a Japanese automobile manufacturer, for more than 30 years, including serving various key management positions overseas, such as the head of INFINITI China, Nissan Motor Co., Ltd.’s subsidiary in China, and the general manager of sales and marketing department for overseas markets, for more than ten years, served as the key account executive at Continental Automotive Japan Co., Ltd., a mega automotive parts supplier, between October 2013 and February 2020, and served as the deputy chief executive officer at GLM Co., Ltd., the first Japanese electric vehicle company that specializes in development and sales of electric vehicles, between March 2020 and April 2021. Mr. Watanabe received his bachelor’s degree in Law from Chuo University in 1983.

Mr. Hirotaka Ikeda has served as our Independent Director and Nomination and Corporate Governance Committee Member since May 2023. While serving our Company, Mr. Ikeda has also served as the representative director at Myts Co., Ltd., a Japanese consulting firm, since November 2010, as a corporate auditor at LK Japan Co., Ltd., a Japanese engineering services company, since June 2020, and as the representative director at Sakae Digital LLC, a Japanese trading company, since November 2022. Mr. Ikeda received his bachelor’s degree in Management Science, master’s degree in Commerce, and master’s degree in Economics from Osaka Gakuin University in 2001, 2003, and 2005, respectively.

Mr. Takayuki Tokoroda has served as our Independent Director and Nomination and Corporate Governance Committee Member since May 2023. Mr. Tokoroda served as our director from December 2021 to April 2023. While serving our Company, Mr. Tokoroda has also served as the chief executive officer at B.H Co., Ltd., a Japanese whole-seller, since August 2007. Mr. Tokoroda graduated from Chiba Meitoku Senior High School in 2003.

Ms. Yuri Konno has served as our Independent Director and Audit Committee Member since May 2023. While serving our Company, Ms. Konno also runs Dial Service Co., Ltd., a large counseling and consulting company she founded in May 1969, in Japan. Prior to joining our Company, Ms. Konno also served as the first female outside director at Meiji Yasuda Life Insurance Company, a mega Japanese life insurance company, between July 1990 and July 1995. Ms. Konno received her bachelor’s degree in English Literature from Tsuda University in 1958.

Mr. Koki Kawana has served as our Independent Director, Audit Committee Member and Compensation Committee Member since May 2023. While serving our Company, Mr. Kawana has also served as the chief executive officer at Job-up Co., Ltd., a Japanese employment agency, since June 2019. Prior to joining our Company, Mr. Kawana served as the executive vice-president at P-up Co., Ltd., a Japanese telecom device seller, between 2013 and May 2019. Mr. Kawana graduated from Saitama Kenritsu Kawagoe-nishi High School in 1999.

Mr. Feng Wu has served as our Independent Director, Audit Committee Member and Compensation Committee Member since May 2023. While serving our Company, Mr. Wu has also served as the president at Kyouwatusyou Co., Ltd., a Japanese company that specializes in original equipment manufacturing (OEM) sales for Japanese manufacturers, since October 2002. Mr. Wu received his bachelor’s degree in Commerce from Takushoku University in 1997.

Family Relationships

None of our directors or executive officers has a family relationship as defined in Item 401 of Regulation S-K.

Corporate Governance Practices

We are a “foreign private issuer” as defined under the federal securities laws of the U.S. and the Nasdaq listing standards. Under the federal securities laws of the U.S., foreign private issuers are subject to different disclosure requirements than U.S.-domiciled public companies. We intend to take all actions necessary for us to maintain our status as a foreign private issuer under the applicable corporate governance requirements of the Sarbanes-Oxley Act of 2002, the Exchange Act, and other applicable rules adopted by the SEC, and the Nasdaq listing standards. Under the SEC rules and the Nasdaq listing standards, a foreign private issuer is subject to less stringent corporate governance requirements. Subject to certain exceptions, the SEC and the Nasdaq permit a foreign private issuer to follow its home country practices in lieu of their respective rules and listing standards. In general, our articles of incorporation and the Companies Act govern our corporate affairs.

As a foreign private issuer, we will follow Japanese law and corporate practices in lieu of the corporate governance provisions set out under Nasdaq Rule 5600. The following rules under Nasdaq Rule 5600 differ from Japanese law requirements:

•        Nasdaq Rule 5605(b)(1) requires that at least a majority of a listed company’s board of directors be independent directors, and Nasdaq Rule 5605(b)(2) requires that independent directors regularly meet in executive session, where only independent directors are present. Under our current corporate structure, the Companies Act does not require independent directors. Our board of directors, however, is currently comprised of seven directors, five of which are considered “independent,” as determined in accordance with the applicable Nasdaq rules. We expect our independent directors to regularly meet in executive sessions, where only the independent directors are present; and

•        Nasdaq Rule 5620(c) sets out a quorum requirement of 33 1∕3% applicable to meetings of shareholders. In accordance with Japanese law and generally accepted business practices, our articles of incorporation provide that there is no quorum requirement for a general resolution of our shareholders. Under the Companies Act and our articles of incorporation, however, a quorum of not less than one-third of the total number of voting rights is required in connection with the election of directors and statutory auditors and certain other matters.

Board of Directors

Our board of directors has the ultimate responsibility for the administration of our affairs. Under the Companies Act and our articles of incorporation, we are required to have no fewer than three but not more than 10 directors. Directors are elected at general meetings of shareholders. The normal term of office of any director expires at the close of the ordinary general meeting of shareholders held with respect to the last fiscal year ended within one year after such director’s election to office. Our directors may, however, serve any number of consecutive terms.

The board of directors appoints from among its members one or more representative directors who have the authority individually to represent us in the conduct of our affairs. The board of directors may appoint from among its members a president, one or more senior managing directors, and managing directors.

Our board of directors consists of seven directors. Our board of directors has determined that our directors, Hirotaka Ikeda, Takayuki Tokoroda, Yuri Konno, Koki Kawana, and Feng Wu, satisfy the “independence” requirements of the Nasdaq corporate governance rules and the rules and regulations of the SEC.

Corporate Auditors

Under the Companies Act and our articles of incorporation, we are required to have at least one but no more than three corporate auditors. Corporate auditors are elected at general meetings of shareholders. The normal term of office of any corporate auditor expires at the close of the ordinary general meeting of shareholders held with respect to the last fiscal year ended within four years after such corporate auditor’s election to office. Our corporate auditors are not required to be certified public accountants. Our corporate auditors may not concurrently serve as directors, employees or accounting advisors (kaikei sanyo) of our Company or any of our subsidiaries or serve as corporate officers of our subsidiaries. The function of our corporate auditor is similar to that of independent directors, including those who are members of the audit committee of a U.S. public company. Each corporate auditor has a statutory duty to supervise the administration by the directors of our affairs, to examine our financial statements and business reports to be submitted by a representative director at the general meetings of shareholders, and to prepare an audit report. Our corporate auditors are obligated to participate in meetings of our board of directors and, if necessary, to express their opinion at such meetings, but are not entitled to vote. Our corporate auditors must inspect the proposals, documents and any other materials to be submitted by our board of directors to the shareholders at the shareholders’ meeting. If a corporate auditor finds a violation of statutory regulations or our articles of incorporation, or another significant improper matter, such auditor must report those findings to the shareholders at the shareholders’ meeting. Furthermore, if a corporate auditor believes that a director has engaged in, or is likely to engage in, misconduct or acts that are significantly improper, or that there has been a violation of statutory regulations or our articles of incorporation, the corporate auditor: (i) must report that fact to our board of directors; (ii) can demand that a director convene a meeting of our board of directors; and (iii) if no such meeting is convened in response to the demand, can convene the meeting under the corporate auditor’s own authority. If a director engages in, or is likely to engage in, an activity outside the scope of the objectives of our Company or otherwise in violation of laws or regulations or our articles of incorporation, and such act is likely to cause significant damage to our Company, then a corporate auditor can demand that the director cease such activity.

Audit Committee

Our audit committee consists of Yuri Konno, Koki Kawana, and Feng Wu. Mr. Kawana is the chairperson of our audit committee. We have determined that Yuri Konno, Koki Kawana, and Feng Wu satisfy the “independence” requirements of the Nasdaq listing rules under and Rule 10A-3 under the Exchange Act. Our board has also determined that Yuri Konno and Koki Kawana qualify as audit committee financial experts within the meaning of the SEC rules or possess financial sophistication within the meaning of the Nasdaq listing rules. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

•        appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

•        reviewing with the independent auditors any audit problems or difficulties and management’s response;

•        discussing the annual audited financial statements with management and the independent auditors;

•        reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;

•        reviewing and approving all proposed related party transactions;

•        meeting separately and periodically with management and the independent auditors; and

•        monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Compensation Committee

Our compensation committee consists of Koki Kawana and Feng Wu. Mr. Kawana is the chairperson of our compensation committee. We have determined that Koki Kawana and Feng Wu satisfy the “independence” requirements of the Nasdaq listing rules and Rule 10C-1 under the Exchange Act. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

•        reviewing and approving the total compensation package for our most senior executive officers;

•        approving and overseeing the total compensation package for our executives other than the most senior executive officers;

•        reviewing and recommending to our board of directors with respect to the compensation of our directors;

•        reviewing periodically and approving any long-term incentive compensation or equity plans;

•        selecting compensation consultants, legal counsel or other advisors after taking into consideration all factors relevant to that person’s independence from management; and

•        reviewing programs or similar arrangements, annual bonuses, employee pension, and welfare benefit plans.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee consists of Hirotaka Ikeda and Takayuki Tokoroda. Mr. Ikeda is the chairperson of our nominating and corporate governance committee. We have determined that Hirotaka Ikeda and Takayuki Tokoroda satisfy the “independence” requirements of the Nasdaq listing rules. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

•        identifying and recommending nominees for election or re-election to our board of directors or for appointment to fill any vacancy;

•        reviewing annually with our board of directors its current composition in light of the characteristics of independence, age, skills, experience and availability of service to us;

•        identifying and recommending to our board of directors the directors to serve as members of committees;

•        advising our board of directors periodically with respect to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to our board of directors on all matters of corporate governance and on any corrective action to be taken; and

•        monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Compensation

In accordance with the Companies Act, compensation for our directors and corporate auditor, including bonuses, retirement allowances, and incentive stock options, must be approved at our general meeting of shareholders, unless otherwise specified in our articles of incorporation in the future. The shareholders’ approval may specify the upper limit of the aggregate amount of compensation or calculation methods, but if compensation includes benefits in kind, the shareholders’ approval must include the description of such benefits. Compensation for a director is fixed by our board of directors and compensation committee in accordance with our internal regulations and practice and, in the case of retirement allowances, generally reflects the position of the director at the time of retirement, length of service as a director and contribution to our performance.

For the fiscal year ended September 30, 2022, we paid an aggregate of ¥0 million (approximately $0) as compensation to our executive officers and directors, and we do not set aside or accrue any budget to provide pension, retirement, or other similar benefits to our directors and executive officers. For the description of the Company’s stock option compensation plan, please see “MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS — Description and Analysis of Principal Components of Our Results of Operations — Share-based compensation expense.”

Limitation of Liability of Directors and Corporate Auditor

Under the Companies Act and our articles of incorporation we may exempt, by resolution of the board of directors, our directors and corporate auditor from liabilities to us arising in connection with their failure to execute their duties in good faith and without gross negligence, within the limits stipulated by applicable laws and regulations. In addition, our articles of incorporation provide that we may enter into agreements with our directors (excluding executive directors) and corporate auditor to limit their respective liabilities to us arising in connection with a failure to execute their duties in good faith and without gross negligence to the higher of either a predetermined amount or an amount stipulated in laws and regulations. We have obtained directors and officers liability insurance, which covers expenses, capped at a certain amount, that our directors and executive officers may incur in connection with their conduct as our directors or executive officers.

Code of Business Conduct and Ethics

We expect that prior to the closing of this offering, our board of directors will adopt a code of business conduct and ethics, which will be applicable to all of our directors and employees. We will file a copy of such code of business conduct and ethics as an exhibit to the Registration Statement on Form F-1, of which this prospectus forms a part, and make it publicly available on our website upon adoption.

PRINCIPAL SHAREHOLDERS

The following table sets forth information with respect to the beneficial ownership, within the meaning of Rule 13d-3 under the Exchange Act, of our Ordinary Shares as of the date of this prospectus, and as adjusted to reflect the sale of [•] ADSs representing the Ordinary Shares being offered in this offering for:

•        each of our directors and executive officers;

•        all directors and executive officers as a group; and

•        each person known to us to own beneficially more than 5% of our Ordinary Shares.

Beneficial ownership includes voting or investment power with respect to the Ordinary Shares. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all Ordinary Shares shown as beneficially owned by them. Percentage of beneficial ownership of each listed person prior to this offering is based on 17,608,873 of our Ordinary Shares outstanding as of the date of this prospectus and 1,428,571 Ordinary Shares issuable upon the conversion of 1,428,571 of our Series A convertible preferred shares. Percentage of beneficial ownership of each listed person after this offering includes [•] ADSs representing [•] Ordinary Shares outstanding immediately after the completion of this offering, assuming no exercise of the Representative’s over-allotment option, and [•] ADSs representing [•] Ordinary Shares, assuming full exercise of the over-allotment option, in each case, excluding shares issuable upon exercise of unexercised options, and based on an assumed initial public offering of $[•] per ADS.

Information with respect to beneficial ownership has been furnished by each director, executive officer, or beneficial owner of 5% or more of our Ordinary Shares. Beneficial ownership is determined in accordance with the rules of the SEC and generally requires that such person have voting or investment power with respect to securities. In computing the number of Ordinary Shares beneficially owned by a person listed below and the percentage ownership of such person, Ordinary Shares underlying options, warrants, or convertible securities held by each such person that are exercisable or convertible within 60 days of the date of this prospectus are deemed outstanding, but are not deemed outstanding for computing the percentage ownership of any other person. As of the date of this prospectus, we have 67 shareholders of record, none of whom are located in the United States. We will be required to have at least 300 round lot shareholders at the closing of this offering, in order to satisfy the Nasdaq listing rules.

	Ordinary Shares Beneficially Owned Prior to this Offering		Ordinary Shares Beneficially Owned After this Offering (Over-allotment option not exercised)			Ordinary Shares Beneficially Owned After this Offering (Over-allotment option fully exercised)
	Beneficially	Percent	Number	Percent		Number	Percent
Directors and Senior Management(1):
Weicheng Hsiao	9,319,990	49.0%	9,319,990	[•]	%	9,319,990	[•]	%
Eiji Fujino	1,250,000	6.6%	1,250,000	[•]	%	1,250,000	[•]	%
Hiroto Nagura	—	—	—	—		—	—
Taisuke Otsubo	—	—	—	—		—	—
Takashi Watanabe	—	—	—	—		—	—
Hirotaka Ikeda	—	—	—	—		—	—
Takayuki Tokoroda	—	—	—	—		—	—
Yuri Konno	—	—	—	—		—	—
Koki Kawana	—	—	—	—		—	—
Feng Wu	—	—	—	—		—	—
All directors and senior management as a group (10 individuals):	10,569,990	55.6%	10,569,990	[•]	%	10,569,990	[•]	%
5% Shareholders:
Autobacs Seven(2)	1,428,571	7.5%	1,428,571	[•]	%	1,428,571	[•]	%

____________

Notes:

(1)      Unless otherwise indicated, the business address of each of the individuals is 301, Aomi 2-chome 7-4 the SOHO, Koto-ku, Tokyo 135-0064 Japan.

(2)      Represents 1,428,571 Series A convertible preferred shares held by Autobacs Seven Co., Ltd., a Japanese public company, which preferred shares may be converted into 1,428,571 Ordinary Shares. The registered address of Autobacs Seven Co., Ltd. is 6-52 Nbf Toyosu Canal Front 5-chome, Tokyo, Tokyo, 135-8717, Japan.

As of the date of this prospectus, none of our outstanding Ordinary Shares or Series A convertible preferred shares are held by record holders in the United States.

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our Company.

RELATED PARTY TRANSACTIONS

These related parties of the Company with whom transactions are reported in these financial statements are as follows:

Name of entity or individual	Relationship to the Company
Mr. Weicheng Hsiao	Mr. Weicheng Hsiao is the Company’s founder and has served as its Representative Director and Chief Executive Officer since May 2019.
Goodride Japan INC.	Goodride Japan INC. is owned by the founder and Chief Executive Officer, Mr. Weicheng Hsiao.
Mr. Eiji Fujino	Mr Eiji Fujino is the representative director at Delta Co. Ltd. since February 2014 and has been our director since May 2021.
Mr. Taisuke Otsubo	Mr. Taisuke Otsubo has served as the Corporate Auditor since December 2021.
Mr. Takayuki Tokoroda	Mr. Takayuki Tokoroda has served as our director since December 2021.

In the ordinary course of business, during the years ended September 30, 2022 and 2021, the Company was involved in certain transactions, either at cost or current market prices, and on the normal commercial terms with related parties. The following table provides the transactions with these parties for the years as presented (for the portion of such period that they were considered related):

	As of September 30,
	2022	2021
	$	$
Nature of transactions
Accounts receivable – related party, net*
Goodride Japan INC.	24,396	—

Prepayments**
Goodride Japan INC.	96,745	547,758

____________

*        The account receivable is arising from the sales of fully electric light commercial vehicles to Goodride Japan INC. during the year ended September 30, 2022.

**      The Company and Goodride Japan INC. have signed an agreement for Goodride to provide services, including the development of car tires, product testing, and consultation on product design and development. The Company has prepaid a lump sum of the consignment fee to Goodride Japan INC.. The prepayments remain outstanding as of September 30, 2021 and September 30, 2022. As of March 31, 2023, the service agreement has been over and the balance of the advance payment is zero.

	As of September 30,
	2022	2021
	$	$
Nature of transactions
Amount due to related party***
Mr. Weicheng Hsiao	511,368	560,538

____________

***    The Company borrowed short-term advances from Mr. Weicheng Hsiao to finance the Company’s working capital requirements. The repayment terms are negotiated based on mutual agreement. The amount due to related party as of September 30, 2022 was non-trade, unsecured, interest-free and had been fully repaid by February 28, 2023. The amount due to related as of September 30, 2021 was fully repaid in the fiscal year ended September 30, 2022.

	As of September 30,
	2022	2021
	$	$
Accrued expenses
Delta Co. Ltd.	1,272	2,466
Mr. Takayuki Tokoroda	2,660	—
Mr. Taisuke Otsubo	—	12,091
	For the Years ended September 30,
	2022	2021
	$	$
Revenue-related party(1)
Goodride Japan INC.	28,311	—

Commission Fee(2)
Goodride Japan INC.	264,635	176,331
Delta Co. Ltd.	15,065	12,778
Mr. Takayuki Tokoroda	36,608	—
Mr. Taisuke Otsubo	14,326	5,387

Research and development expense(3)
GoodrideJapan INC.	—	478,394

Rent Expense(4)
GoodrideJapan INC	10,585	—

Purchases(5)
GoodrideJapan INC	8,982	—

____________

(1)      Revenue is arising from the sales of fully electric light commercial vehicles to Goodride Japan INC. during the year ended September 30, 2022.

(2)      The commission fee are for the outsouring service for daily operation.

(3)      The research and development expenses is the development of car tires, product testing, and consultation service that Goodride Japan INC provide to the Company.

(4)      Rent expenses, is the operating office that Goodride Japan INC. rent to the Company.

(5)      Purchase is the purchase car tires from Goodride Japan INC.

Apart from the transactions and balances detailed elsewhere in these accompanying financial statements, the Company has no other significant or material related party transactions during the years presented.

Share Issuances to Related Parties

See “Description of Share Capital — History of Share Capital” beginning on page 97 of this prospectus.

DESCRIPTION OF SHARE CAPITAL

Ordinary Shares

The following description is a summary of the material information concerning our Ordinary Shares, including brief summaries of the relevant provisions of our articles of incorporation and of the Companies Act relating to joint-stock corporations (kabushiki kaisha), and certain related laws and legislation, each as currently in effect. Because it is a summary, this discussion should be read together with our articles of incorporation.

We are a joint-stock corporation with limited liability organized in Japan under the Companies Act. The rights of our shareholders are represented by our Ordinary Shares as described below, and shareholders’ liability is limited to the amount of subscription for such Ordinary Shares. As of the date of this prospectus, our authorized share capital consists of 100,000,000 Ordinary Shares and 3,000,000 Series A convertible preferred shares and 17,608,873 of our Ordinary Shares and 1,428,571 of our Series A convertible preferred shares are issued and outstanding.

Requirements and Procedures for Share Transfer under the Companies Act

We are not listed on any stock exchange in Japan. Any transfer of shares of Japanese companies which are not listed in any stock exchange in Japan is subject to the requirements and procedures described in the Companies Act and its subordinate regulations.

Under the Companies Act, a share transfer will take effect if and when:

(i)     in general, the transferor and the transferee agree to the transfer in any manner (including oral agreement);

(ii)    if the Company is a company which issues share certificates, the transferor delivers the share certificate to the transferee; and

(iii)   if the Company is a company which issues shares with restrictions on transfers, the transferor gets approval of the Company for the acquisition of such shares by the transferee.

If the Company is not a company which issues share certificates, the transfer shall take effect between the transferor and the transferee when the agreement of such transfer takes effect as agreed by them.

The transferee of the transfer of shares of a company that is not a company which issues share certificates, may not assert its shareholders’ rights against the Company and third party until such transfer is duly recorded in the register of shareholders of such company.

We are not a company which issues share certificates.

Under the Companies Act and our articles of incorporation, transfer of Ordinary Shares shall not be subject to approval by us.

Distribution of Surplus

Under the Companies Act, the distribution of dividends takes the form of distribution of surplus, and a distribution of surplus may be made in cash and/or in kind, with no restrictions on the timing and frequency of such distributions. The Companies Act generally requires a joint-stock corporation to make distributions of surplus authorized by a resolution of a general meeting of shareholders. Distributions of surplus are, however, permitted pursuant to a resolution of the board of directors, if:

(a)     the Company’s articles of incorporation so provide (our articles of incorporation do not have provisions to this effect);

(b)    the normal term of office of directors expires on or before the day of the conclusion of the annual shareholders meeting for the last business year ending within one year from the time of their election (our articles of incorporation currently satisfies this requirement);

(c)     the Company has accounting auditor(s) and board of corporate auditors(we do not have accounting auditor(s) and board of corporate auditors); and

(d)    the Company’s non-consolidated annual financial statements and certain documents for the latest fiscal year fairly present its assets and profit or loss, as required by the ordinances of the Ministry of Justice.

In an exception to the above rule, even if the requirements described in (a) through (d) are not met, the Company may be permitted to make distributions of surplus in cash to its shareholders by resolution of the board of directors once per fiscal year if its articles of incorporation so provide. Our articles of incorporation do not have provisions to that effect.

A resolution of a general meeting of shareholders authorizing a distribution of surplus must specify the kind and aggregate book value of the assets to be distributed, the manner of allocation of such assets to shareholders, and the effective date of the distribution. If a distribution of surplus is to be made in kind, we may, pursuant to a resolution of a general meeting of shareholders, grant a right to the shareholders to require us to make such distribution in cash instead of in kind. If no such right is granted to shareholders, the relevant distribution of surplus must be approved by a special resolution of a general meeting of shareholders. See “— Voting Rights” for more details regarding a special resolution. Our articles of incorporation provide that we are relieved of our obligation to pay any distributions in cash that go unclaimed for three years after the date they first become payable.

Restriction on Distribution of Surplus

In addition to the restrictions discussed below, as long as the Series A convertible preferred shares are issued, payments of dividends on Ordinary Shares are subject to the prior payment of dividends on Series A convertible preferred shares. See “— Series A convertible preferred shares” for a description of dividends on Series A convertible preferred shares.

Under the Companies Act, we may distribute surplus up to the excess of the aggregate of (a) and (b) below, less the aggregate of (c) through (f) below, as of the effective date of such distribution, if our net assets are not less than ¥3,000,000 (approximately $20,731):

(a)     the amount of surplus, as described below;

(b)    in the event that extraordinary financial statements as of, or for a period from the beginning of the fiscal year to, the specified date are approved, the sum of (i) the aggregate amount as provided for by an ordinance of the Ministry of Justice as the net income for such period described in the statement of income constituting the extraordinary financial statements, and (ii) the amount of consideration that we received for the treasury shares that we disposed of during such period;

(c)     the book value of our treasury shares;

(d)    in the event that we disposed of treasury shares after the end of the previous fiscal year, the amount of consideration that we received for such treasury shares;

(e)     in the event described in (b) in this paragraph, the aggregate amount as provided for by an ordinance of the Ministry of Justice as the net loss for such period described in the statement of income constituting the extraordinary financial statements; and

(f)     certain other amounts set forth in the ordinances of the Ministry of Justice, including (if the sum of one-half of goodwill and the deferred assets exceeds the total of share capital, additional paid-in capital and legal earnings reserve, each such amount as it appears on the balance sheet as of the end of the previous fiscal year) all or a certain part of such excess amount as calculated in accordance with the ordinances of the Ministry of Justice.

For the purposes of this section, the amount of “surplus” is the excess of the aggregate of (I) through (IV) below, less the aggregate of (V) through (VII) below:

(I)     the aggregate of other capital surplus and other retained earnings at the end of the previous fiscal year;

(II)    in the event that we disposed of treasury shares after the end of the previous fiscal year, the difference between the book value of such treasury shares and the consideration that we received for such treasury shares;

(III)  in the event that we reduced our share capital after the end of the previous fiscal year, the amount of such reduction less the portion thereof that has been transferred to additional paid-in capital and/or legal earnings reserve (if any);

(IV)  in the event that we reduced additional paid-in capital and/or legal earnings reserve after the end of the previous fiscal year, the amount of such reduction less the portion thereof that has been transferred to share capital (if any);

(V)    in the event that we cancelled treasury shares after the end of the previous fiscal year, the book value of such treasury shares;

(VI)  in the event that we distributed surplus after the end of the previous fiscal year, the aggregate of the following amounts:

(1)    the aggregate amount of the book value of the distributed assets, excluding the book value of such assets that would be distributed to shareholders but for their exercise of the right to receive dividends in cash instead of dividends in kind;

(2)    the aggregate amount of cash distributed to shareholders who exercised the right to receive dividends in cash instead of dividends in kind; and

(3)    the aggregate amount of cash paid to shareholders holding fewer shares than the shares that were required in order to receive dividends in kind;

(VII) the aggregate amounts of (1) through (4) below, less (5) and (8) below:

(1)    in the event that the amount of surplus was reduced and transferred to additional paid-in capital, legal earnings reserve and/or share capital after the end of the previous fiscal year, the amount so transferred;

(2)    in the event that we distributed surplus after the end of the previous fiscal year, the amount set aside in additional paid-in capital and/or legal earnings reserve;

(3)    in the event that we disposed of treasury shares in the process of (w) a merger in which we acquired all rights and obligations of a company, (x) a corporate split in which we acquired all or a part of the rights and obligations of a split company, (y) a share exchange in which we acquired all shares of a company, or (z) a share delivery in which we acquired shares, share acquisition rights or bonds with share acquisition rights of a company and delivered our shares to the transferor of them as a consideration for such acquisition after the end of the previous fiscal year, the difference between the book value of such treasury shares and the consideration that we received for such treasury shares;

(4)    in the event that the amount of surplus was reduced in the process of a corporate split in which we transferred all or a part of our rights and obligations after the end of the previous fiscal year, the amount so reduced;

(5)     in the event of (w) a merger in which we acquired all rights and obligations of a company, (x) a corporate split in which we acquired all or a part of the rights and obligations of a split company, or (y) a share exchange in which we acquired all shares of a company, or (z) a share delivery in which we acquired shares, share acquisition rights or bonds with share acquisition rights of a company and delivered our shares to the transferor of them as a consideration for such acquisition after the end of the previous fiscal year, the aggregate amount of (i) the amount of the other capital surplus after such merger, corporate split, share exchange or share delivery, less the amount of other capital surplus before such merger, corporate split, share exchange or share delivery, and (ii) the amount of the other retained earnings after such merger, corporate split, share exchange or share delivery, less the amount of other retained earnings before such merger, corporate split, share exchange or share delivery;

(6)    in the event that an obligation to cover a deficiency, such as the obligation of a person who subscribed newly issued shares with an unfair amount to be paid in, was fulfilled after the end of the previous fiscal year, the amount of other capital surplus increased by such payment;

(7)    in the event that we allotted our shares to the directors in consideration of providing service after the end of the last fiscal year, the changes in other capital surplus by such allotment; and

(8)    in the event that we allotted our treasury shares to the directors in consideration of providing service and the directors transferred these shares to us for free after the end of the last fiscal year, the amount of increase in treasury shares by such transfer.

In Japan, the “ex-dividend” date and the record date for any distribution of surplus come before the date a company determines the amount of distribution of surplus to be paid.

For information as to Japanese taxes on dividends, please refer to “Material Income Tax Consideration — Japanese Taxation.”

Capital and Reserves

Under the Companies Act, the paid-in amount of any newly-issued shares is required to be accounted for as share capital, although we may account for an amount not exceeding one-half of such paid-in amount as additional paid-in capital. We may generally reduce additional paid-in capital and/or legal earnings reserve by resolution of a general meeting of shareholders, subject to completion of protection procedures for creditors in accordance with the Companies Act, and, if so decided by the same resolution, we may account for the whole or any part of the amount of such reduction as share capital. We may also transfer all or any part of surplus as described in “Distribution of Surplus” above to share capital, additional paid-in capital or legal earnings reserve by a resolution of a general meeting of shareholders, subject to certain restrictions. We may generally reduce share capital by a special resolution of a general meeting of shareholders, subject to completion of protection procedures for creditors in accordance with the Companies Act, and, if so decided by the same resolution, we may account for the whole or any part of the amount of such reduction as additional paid-in capital or legal earnings reserve.

Share Splits

Under the Companies Act, we may at any time split shares in issue into a greater number of the same class of shares by a resolution of the board of directors. When a share split is to be made, we must give public notice of the share split, specifying the record date therefor, at least two weeks prior to such record date.

Gratuitous Allocations

Under the Companies Act, we may allot any class of shares to our existing shareholders without any additional contribution by a resolution of the board of directors; provided that although our treasury shares may be allotted to our shareholders, any allotment of shares will not accrue to shares of our treasury shares.

When a gratuitous allocation is to be made and we set a record date therefor, we must give public notice of the gratuitous allocation, specifying the record date therefor, at least two weeks prior to the record date.

Reverse Share Split

Under the Companies Act, we may at any time consolidate our shares into a smaller number of shares by a special resolution of the general meeting of shareholders. We must disclose the reason for the reverse share split at the general meeting of shareholders. When a reverse share split is to be made, we must give public notice of the reverse share split at least two weeks (or, in certain cases where any fractions of shares are left as a result of a reverse share split, 20 days) prior to the effective date of the reverse share split.

General Meeting of Shareholders

Our ordinary general meeting of shareholders shall be convened within three months from the day following each business year and is usually held every December in Tokyo, Japan. The record date for an ordinary general meeting of shareholders is September 30 of each year. In addition, we may hold an extraordinary general meeting of shareholders whenever necessary by giving at least two-week advance notice to shareholders.

Notice of convocation of a general meeting of shareholders setting forth the time, place, purpose thereof, and certain other matters set forth in the Companies Act and relevant ordinances must be mailed to each shareholder having voting rights (or, in the case of a non-resident shareholder, to his or her standing proxy or mailing address in Japan) at least two weeks prior to the date set for such meeting. Such notice may be given to shareholders by electronic means, subject to the consent of the relevant shareholders.

Any shareholder or group of shareholders holding at least 3% of the total number of voting rights for a period of six months or more may require, with an individual shareholder notice, the convocation of a general meeting of shareholders for a particular purpose. Unless such general meeting of shareholders is convened without delay or a convocation notice of a meeting which is to be held not later than eight weeks from the day of such demand is dispatched, the requiring shareholder may, upon obtaining a court approval, convene such general meeting of shareholders.

Any shareholder or group of shareholders holding at least 300 voting rights or 1% of the total number of voting rights for a period of six months or more may propose a matter to be included in the agenda of a general meeting of shareholders, and may propose to describe such matter together with a summary of the proposal to be submitted by such shareholder in a notice to our shareholders, by submitting a request to a director at least eight weeks prior to the date set for such meeting (provided that we are able to limit the number of such matters proposed by each shareholder to 10), with an individual shareholder notice.

The Companies Act enables a company to amend its articles of incorporation in order to loosen the requirements for the number of shares held and shareholding period, as well as the period required for dispatching a convocation notice or submission of requests, all of which are required for any shareholder or group of shareholders to request the convocation of a general meeting of shareholders, to propose a matter to be included in the agenda of a general meeting of shareholders or to request to include a summary of such matter in a convocation notice. Our articles of incorporation do not provide for loosening such requirements.

Voting Rights

A shareholder of record is entitled to one vote per Ordinary Share, except that neither we nor any corporation, partnership, or other similar entity in which we hold, directly or indirectly, 25% or more of the voting rights shall exercise any voting rights in respect of Ordinary Shares held by us or such entity, as the case may be. Except as otherwise provided by law or by our articles of incorporation, a resolution can be adopted at a general meeting of shareholders by a majority of the voting rights represented at the meeting. Shareholders may also exercise their voting rights through proxies, provided that the proxy is granted to one of our shareholders having voting rights. The Companies Act and our articles of incorporation provide that the quorum for the election of directors is one-third of the total number of voting rights. Our articles of incorporation provide that the Ordinary Shares may not be voted cumulatively for the election of directors. Our shareholders may exercise voting rights in writing, or electronically in accordance with a resolution of the board of directors.The Companies Act provides that a special resolution of the general meeting of shareholders is required for certain significant corporate transactions, including:

•        any amendment to our articles of incorporation (except for amendments that may be made without the approval of shareholders under the Companies Act);

•        a reduction of share capital, subject to certain exceptions under which a shareholders’ resolution is not required, such as a reduction of share capital for the purpose of replenishing capital deficiencies;

•        transfer of the whole or a part of our equity interests in any of our subsidiaries, subject to certain exceptions under which a shareholders’ resolution is not required;

•        a dissolution, merger, or consolidation, subject to certain exceptions under which a shareholders’ resolution is not required;

•        the transfer of the whole or a substantial part of our business, subject to certain exceptions under which a shareholders’ resolution is not required;

•        the taking over of the whole of the business of any other corporation, subject to certain exceptions under which a shareholders’ resolution is not required;

•        a corporate split, subject to certain exceptions under which a shareholders’ resolution is not required;

•        share exchange (kabushiki kokan) or share transfer (kabushiki iten) for the purpose of establishing 100% parent-subsidiary relationships, subject to certain exceptions under which a shareholders’ resolution is not required;

•        a share delivery (kabushiki kofu) for the purpose of making another corporation a subsidiary, subject to certain exceptions under which a shareholders’ resolution is not required;

•        any issuance of new shares or transfer of existing shares held by us as treasury shares at a “specially favorable” price and any issuance of share acquisition rights or bonds with share acquisition rights at a “specially favorable” price or in a “specially favorable” condition to any persons other than shareholders;

•        any acquisition by us of our own shares from specific persons other than our subsidiaries (if any);

•        reverse share split; or

•        the removal of a corporate auditor.

Except as otherwise provided by law or in our articles of incorporation, a special resolution of the general meeting of shareholders requires the approval of the holders of at least two-thirds of the voting rights of all shareholders present or represented at a meeting where a quorum is present. Our articles of incorporation provide that a quorum exists when one-third or more of the total number of voting rights is present or represented.

Liquidation Rights

If we are liquidated, the assets remaining after payment of all taxes, liquidation expenses, and debts (the “Residual Assets”) will be distributed among holders of Ordinary Shares in proportion to the number of Ordinary Shares they hold.

Rights to Allotment of Shares

Holders of our Ordinary Shares have no pre-emptive rights. Authorized but unissued shares may be issued at the times and on the terms as the board of directors determines, so long as the limitations with respect to the issuance of new shares at “specially favorable” prices (as described in “— Voting Rights”) are observed. Our board of directors may, however, determine that shareholders shall be given rights to allotment regarding a particular issue of new shares, in which case such rights must be given on uniform terms to all holders of the shares as of a record date for which not less than two weeks’ prior public notice must be given. Each shareholder to whom such rights are given must also be given notice of the expiration date thereof at least two weeks prior to the date on which such rights expire. The rights to allotment of new shares may not be transferred. However, the Companies Act enables us to allot share acquisition rights to shareholders without consideration therefor, and such share acquisition rights are transferable. See “— Share Acquisition Rights” below.

In cases where a particular issuance of new shares (i) violates laws and regulations or our articles of incorporation, or (ii) will be performed in a manner materially unfair, and shareholders may suffer disadvantages therefrom, such shareholders may file an injunction with a court of law to enjoin such issuance.

Share Acquisition Rights

Subject to certain conditions and to the limitations on issuances at a “specially favorable” price or on “specially favorable” conditions described in “— Voting Rights,” we may issue share acquisition rights (shinkabu yoyakuken) and bonds with share acquisition rights (shinkabu yoyakuken-tsuki shasai) by a resolution of the board of directors. Holders of share acquisition rights may exercise their rights to acquire a certain number of shares within the exercise period as set forth in the terms of their share acquisition rights. Upon exercise of share acquisition rights, we will be obligated either to issue the relevant number of new shares or, alternatively, to transfer the necessary number of shares of treasury shares held by us.

Record Date

The record date for annual dividends and the determination of shareholders entitled to vote at the ordinary general meeting of our shareholders is September 30.

In addition, by a resolution of the board of directors, we may set a record date for determining the shareholders entitled to other rights and for other purposes by giving at least two weeks’ prior public notice.

Purchase of Our Own Shares

Under the Companies Act, we may acquire our own shares:

•        by purchase from a specific party other than any of our subsidiaries, pursuant to a special resolution of a general meeting of shareholders; and

•        by purchase from any of our subsidiaries, pursuant to a resolution of the board of directors.

Any such acquisition of shares must satisfy certain requirements, such as that we may only acquire our own shares in an aggregate amount up to the amount that we may distribute as surplus. See “— Distribution of Surplus” above for more details regarding this amount.

Our own shares acquired by us may be held by us as treasury shares for any period or may be cancelled by resolution of the board of directors. We may also transfer the shares held by us to any person, subject to a special resolution of a general meeting of shareholders or a resolution of the board of directors, as the case may be, and subject also to other requirements similar to those applicable to the issuance of new shares, as described in “— Rights to Allotment of Shares” above. We may also utilize our treasury shares (x) for the purpose of transfer to any person upon exercise of share acquisition rights or (y) for the purpose of acquiring another company by way of merger, share exchange, share delivery or corporate split through exchange of treasury shares for shares or assets of the acquired company.

Request by Controlling Shareholder to Sell All Shares

Under the Companies Act, in general, a shareholder holding 90% or more of our voting rights, directly or through wholly-owned subsidiaries, shall have the right to request that all other shareholders other than us (and all other holders of share acquisition rights other than us, as the case may be) sell all shares (and all share acquisition rights, as the case may be) held by them with our approval, which must be made by a resolution of the board of directors (kabushiki tou uriwatashi seikyu, or a “Share Sales Request”). In order to make a Share Sales Request, such controlling shareholder will be required to issue a prior notice to us. If we approve such Share Sales Request, we will be required to make a public notice to all holders and registered pledgees of shares (and share acquisition rights, as the case may be) not later than 20 days before the effective date of such sales.

Sale by Us of Shares Held by Shareholders Whose Addresses Are Unknown

Under the Companies Act, we are not required to send a notice to a shareholder if notices to such shareholder fail to arrive for a continuous period of five or more years at the registered address of such shareholder in the register of our shareholders or at the address otherwise notified to us.

In addition, we may sell or otherwise dispose of the shares held by a shareholder whose location is unknown. Generally, if

•        notices to a shareholder fail to arrive for a continuous period of five or more years at the shareholder’s registered address in the register of our shareholders or at the address otherwise notified to us, and

•        the shareholder fails to receive distribution of surplus on the shares for a continuous period of five or more years at the address registered in the register of our shareholders or at the address otherwise notified to us, we may sell or otherwise dispose of the shareholder’s shares at the market price (as applicable) after giving at least three months’ prior public and individual notices, and hold or deposit the proceeds of such sale or disposal for the shareholder.

Series A Convertible Preferred Shares

The following description is a summary of information concerning provisions of our articles of incorporation regarding Series A convertible preferred shares in issue. Other terms regarding Series A convertible preferred shares are set out in detail in our articles of incorporation, resolutions of the board of directors and special resolution of the general meeting of shareholders relating to the issuance of Series A convertible preferred shares.

Preferred Shares

When we make a dividend of surplus (including an interim dividend; hereinafter simply referred to as a “dividend”), it shall pay the dividend to the holders of the Series A convertible preferred shares (the “Series A Preferred Shareholders”) or registered pledgees of the Series A convertible preferred shares (the “Series A Preferred Registered Pledgees”) the amount obtained by multiplying the paid in per preferred share (the “Series A Paid-in Amount”) by 10% per annum (the “Series A Preferred Dividend Amount”) for each business year in advance to the holders of Ordinary Shares and the registered pledges of Ordinary Shares.

If dividends of surplus have already been paid to Series A Preferred Shareholders or Series A Preferred Registered Pledgees on a record date established during the same business year, the Series A Preferred Dividend Amount payable under the preceding paragraph shall be the amount after deducting the amount already paid.

If the Company pays further dividends in addition to the Series A Preferred Dividend Amount, we shall pay dividends to the Series A convertible preferred shares and the Ordinary Shares in the same amount per share.

If the amount of the surplus dividend to be paid to Series A Preferred Shareholders or Series A Preferred Registered Pledgees in a business year does not reach the Series A Preferred Dividend Amount, such shortfall will not be accumulated from the following business year onward.

Priority Distribution of Residual Assets

When we distribute Residual Assets, it shall distribute to Series A Preferred Shareholders or Series A Preferred Registered Pledgees, prior to holders of Ordinary Shares or registered pledgees of Ordinary Shares, the amount equivalent to the Series A Paid-in Amount set forth in the following paragraph per Series A convertible preferred shares (the “Series A Residual Assets Distribution Amount”). However, if the amount obtained by multiplying the Series A Paid-in Amount at the time we distribute the Residual Assets by the number of outstanding Series A convertible preferred shares (the number of shares of a certain class of shares obtained by subtracting the number of shares of the relevant class held by us from the total number of shares of the relevant class issued and outstanding. The same shall apply hereinafter.) exceeds the total amount of Residual Assets, the Series A Residual Assets Distribution Amount will be the amount obtained by dividing the total amount of Residual Assets by the number of outstanding Series A convertible preferred shares (if the calculation results in fractions less than one yen, fractions less than one yen will be discarded).

The initial Series A paid-in Amount shall be 70 yen.

If we conduct a share split or reverse share split or a gratuitous allocation of Series A convertible preferred shares, the Series A Paid-in Amount shall be adjusted in accordance with the following formula.

Series A Paid-in Amount after adjustment	=	Series A Paid-in Amount before adjustment	X	Number of outstanding Series A convertible preferred shares before share split, reverse share split, or gratuitous allocation
Number of outstanding Series A convertible preferred shares after share split, reverse share split, or gratuitous allocation

The Series A Paid-in Amount after adjustment will apply, in the case of a share split, on and after the day following the record date for a such share split, and in the case of a reverse share split or gratuitous allocation, on and after the effective date of such reverse share split or gratuitous allocation (if a record date for such reverse share split or gratuitous allocation has been set, the day following such record date).

If any other event similar to a share split or reverse share split or a gratuitous allocation of Series A convertible preferred shares occurs, the Series A Paid-in Amount will be appropriately adjusted by us in accordance with the same adjustment method as in the above paragraph.

If there are still Residual Assets after the distribution of the Series A Preferred Residual Assets Distribution Amount, we shall distribute the same amount of Residual Assets per Ordinary Shares and per Series A convertible preferred shares to holders of Ordinary Shares or registered pledgees of Ordinary Shares and to Series A Preferred Shareholders and Series A Preferred Registered Pledgees, respectively.

Voting Rights

A Series A Preferred Shareholder is entitled to one vote per Series A convertible preferred shares at our general meeting of shareholders and the general meeting of class shareholders of the holders of Series A convertible preferred shares (the “General Meeting of Series A Preferred Shareholders”).

Conversion to Ordinary Shares

A Series A Preferred Shareholder may at any time request us to acquire all or part of its Series A convertible preferred shares in exchange for the delivery of Ordinary Shares (the “Conversion”) under the conditions set forth in the following paragraph.

The conditions for Conversion of the Series A convertible preferred shares shall be as follows;

(a)     The number of Ordinary Shares to be delivered upon Conversion of the Series A convertible preferred shares is to be calculated by the following formula (the “Series A Conversion Number Calculation Formula”). However, any fraction of less than one share resulting from the calculation of the number of shares to be issued shall be rounded up to the nearest whole share.

Number of Ordinary Shares to be delivered upon Conversion	=	Series A Paid-in Amount X Number of Series A convertible preferred shares subject to Conversion request
Series A Conversion Price

(b)    Series A Conversion Price and its adjustment in the Series A Conversion Number Calculation Formula

(1)    The initial Series A Conversion Price shall be the same amount as the Series A Paid-in Amount.

(2)    In the event of a share split or reverse share split or gratuitous allocation of Ordinary Shares, the Series A Conversion Price shall be adjusted in accordance with the following formula. Any fraction less than one yen resulting from the adjustment shall be rounded off to the first decimal place.

Series A Conversion Price after adjustment	=	Series A Conversion Price before adjustment	X	Number of outstanding Ordinary Shares before share split, reverse share split, or gratuitous allocation
Number of outstanding Ordinary Shares after share split, reverse share split, or gratuitous allocation

The Series A Conversion Price after adjustment shall apply, in the case of a share split, on and after the day following the record date for a such share split, and in the case of a reverse share split or gratuitous allocation of shares, on and after the day on which such reverse share split or gratuitous allocation takes effect (or, if a record date for a gratuitous allocation is set, the day following such record date).

(3)    In the event of the issuance of Ordinary Shares (including the disposal of Ordinary Shares held by us; the same shall apply hereinafter) at a price below the Series A Conversion Price before adjustment, (provided, however, excluding (A) in the event of a gratuitous allocation of shares, (B) in the event of exercise or conversion of latent shares, etc. (it collectively refers to the rights or securities that are convertible into, or has the right to acquire, Ordinary Shares upon the request of the holder thereof or us based on the requests of holders of issued and outstanding shares with put option, shares with put option, share options (including those attached to bonds with share options; hereinafter the same shall apply in this paragraph), or other holders or us or by the occurrence of certain events. ) (C) in the event of delivering Ordinary Share in a merger, share exchange, share deliver, or corporate split, or (D) Sale of treasury shares pursuant to Article 194 (Request for Sale of Shares Constituting Less Than a Whole Unit by Shareholders Who Hold Less Than a Whole Unit) of the Companies Act), such price shall be the Series A Conversion Price after adjustment.

The Series A Conversion Price after adjustment in the case of Item (3) shall apply on and after the day after the payment date (or, if a payment period is set, the last day of such period), or, if a record date for allotment to shareholders is set, on and after the day after such record date.

(4)    In the event that we issue shares that are convertible into Ordinary Shares (including the case of gratuitous allocation of shares) and the amount determined by the directors of us (or the Board of Directors if we have a board of directors) as the amount of consideration per Ordinary Share to be delivered upon Conversion of such shares is less than the Series A Conversion Price before adjustment, the Series A Conversion Price after adjustment shall be the amount of such consideration per share.

The Series A Conversion Price after adjustment in the case of Item (4) shall apply on and after the day after the payment date, or, in the case of a gratuitous allocation of shares, on and after the day after the effective date of the gratuitous allocation of shares (or, if a record date for the gratuitous allocation of shares is set, on and after the record date), or, if there is a shareholder allotment date, on and after the day after the shareholder allotment date.

(5)    In the event that we issue share acquisition rights for Ordinary Shares or shares that are convertible into Ordinary Shares , or share acquisition rights that are convertible into Ordinary Shares or shares that are convertible into Ordinary Shares (including the cases of gratuitous allocation of share acquisition rights), and the sum of the amount to be paid in for the share acquisition rights per Ordinary Share and the value per Ordinary Share of the assets to be contributed upon exercise or conversion of the share acquisition rights is less than the Series A Conversion Price before adjustment, such value shall be the Series A Conversion Price after adjustment.

The Series A Conversion Price after adjustment in the case of Item (5) shall apply on and after the day following the allotment date, or in the case of a gratuitous allocation of share acquisition rights, on and after the day following the effective date of the gratuitous allocation of such share acquisition rights (if a record date for the gratuitous allocation of such share acquisition rights is set, on and after the record date), or if there is a shareholder allotment date, on and after the day following such shareholder allotment date.

(6)    In addition to the events listed in Items (2) through (5) above, if any of the events listed in the following items occurs, we shall give prior written notice to Series A Preferred Shareholders and Series A Preferred Registered Pledgees to that effect, the reason, the Series A Conversion Price after adjustment, the date of application, and other necessary matters, and shall adjust the Series A Conversion Price appropriately.

(i)     When adjustment of the Series A Conversion Price is necessary because of a merger, share exchange, share deliver, share transfer, corporate split, or reduction in the amount of share capital.

(ii)    In addition to Item (i) above, when the Series A Conversion Price needs to be adjusted due to the occurrence of an event that causes or may cause a change in the number of the outstanding Ordinary Shares (however, the number of Ordinary Shares held by us shall be excluded.).

(iii)   When the conversion period for shares that are convertible into Ordinary Shares of us has expired. However, this excludes cases where all such shares have already been converted.

(iv)   the exercise period during which Ordinary Shares may be delivered upon exercise of share acquisition rights for Ordinary Shares or shares that are convertible into Ordinary Shares, or share acquisition rights that are convertible into Ordinary Shares or shares that are convertible into Ordinary Shares, expires; However, this excludes cases where an exercise request is made for all such share acquisition rights.

(c)     If the Series A Conversion Price is not adjusted

Notwithstanding the (b) above, the Series A Conversion Price shall not be adjusted when the share acquisition rights of us are issued to directors, corporate auditors, or employees of us for incentive purposes.

Acquisition Clause with Consideration in the Form of Shares

If we have made an institutional decision to apply to a financial instruments exchange (including those outside Japan) for the listing of Ordinary Shares, and if we receive a request from the lead manager of securities company for the listing that the Series A convertible preferred shares be converted, we may convert all of the Series A convertible preferred shares into Ordinary Shares on a date determined by a decision of the directors (or the board of directors if we have a board of directors). With respect to the number of Ordinary Shares to be delivered to Series A Preferred Shareholders upon such conversion and other conditions, the provisions in “— Right to Request Acquisition in Exchange for Ordinary Shares” above shall apply mutatis mutandis.

Transfer Restriction of Series A convertible preferred shares

Under the Companies Act and our current articles of incorporation, transfer of Series A convertible preferred shares shall be subject to an approval by our board through majority of attending board members.

Matters to be Resolved at the General Meeting of Class Shareholders

A resolution of a General Meeting of Series A Preferred Shareholders shall be required for the following:

(a)     amendments to articles of incorporation;

(b)    issuance of shares, share acquisition rights or bonds with share acquisition rights or other rights convertible into shares of us;

(c)     Reorganization such as investments in or acquisitions of other companies, mergers, corporate splits, share exchanges, share transfers, and business transfers, or transfers or acquisitions of business;

(d)    reduction of share capital or additional paid-in capital;

(e)     issuance of bonds;

(f)     dissolution or liquidation of the company;

(g)    petition for commencement of bankruptcy proceedings, corporate reorganization proceedings or civil rehabilitation proceedings;

(h)    share split or reverse share split;

(i)     approval of controlling shareholder’s request for sale of shares;

(j)     dividends from surplus;

(k)    disposal or transfer of important assets; and

(l)     loans of 100 million yen or more.

History of Share Capital

The following is a history of our share capital during the last three years.

On June 30, 2021, our shareholders approved an increase in the amount of our issued capital from JPY10 million to JPY97.5 million and an increase in the number of our Ordinary Shares from 10,000,000 to 12,187,500, to issue 2,312,500 Ordinary Shares to five investors, for an aggregate consideration of JPY185 million. On June 30, 2021, we issued the 2,312,500 Ordinary Shares to the five investors accordingly.

On July 1, 2021, our shareholders approved an increase in the amount of our issued capital from JPY97.5 million to JPY102.5 million and an increase in the number of our Ordinary Shares from 12,187,500 to 12,312,500.

On October 20, 2021, our shareholders approved an increase in the amount of our issued capital from JPY102.5 million to JPY152.499985 million and an issuance of 1,428,571 of our Series A convertible preferred shares. On October 20, 2021, we issued the 1,428,571 Series A convertible preferred shares to one accredited investor for a consideration of JPY99.99997 million accordingly.

On December 28, 2021, our shareholders approved an increase in the amount of our issued capital from JPY152.499985 million to JPY249.999985 million and an increase in the number of our Ordinary Shares from 12,312,500 to 13,287,500, to issue 975,000 Ordinary Shares to nine investors, for an aggregate consideration of JPY195 million. On December 28, 2021, we issued the 975,000 Ordinary Shares to the nine investors accordingly.

On February 28, 2022, our shareholders approved an increase in the amount of our issued capital from JPY249.999985 million to JPY284.999985 million and an increase in the number of our Ordinary Shares from 13,287,500 to 13,487,500, to issue 200,000 Ordinary Shares to one investor, for a consideration of JPY70 million. On February 28, 2022, we issued the 200,000 Ordinary Shares to the investor accordingly.

On March 28, 2022, our shareholders approved an increase in the amount of our issued capital from JPY284.999985 million to JPY327.500135 million and an increase in the number of our Ordinary Shares from 13,487,500 to 13,730,358, to issue 242,858 Ordinary Shares to two investors, for an aggregate consideration of JPY85.0003 million. On March 28, 2022, we issued the 242,858 Ordinary Shares to the two investors accordingly.

On December 15, 2022, our shareholders approved an increase in the amount of our issued capital from JPY327.500135 million to JPY365.250785 million and an increase in the number of our Ordinary Shares from 13,730,358 to 13,946,076, to issue 215,718 Ordinary Shares to seven investors, for an aggregate consideration of JPY75.5013 million. On December 15, 2022, we issued the 215,718 Ordinary Shares to the seven investors accordingly.

On January 31, 2023, we issued 571,930 Ordinary Shares to one accredited investor for a consideration of JPY114.386 million.

On February 28, 2023, we issued 857,143 Ordinary Shares to one accredited investor for a consideration of JPY300.00005 million.

On March 29, 2023, we issued 40,000 Ordinary Shares to one investor for a consideration of JPY20 million.

On March 30, 2023, we issued 40,000 Ordinary Shares to two investors for an aggregate consideration of JPY20 million.

On March 31, 2023, we issued 1,735,724 Ordinary Shares to 25 investors for an aggregate consideration of JPY607.5034 million.

On April 1, 2023, we issued 20,000 Ordinary Shares to one investor for a consideration of JPY10 million.

On April 3, 2023, we issued 20,000 Ordinary Shares to one investor for a consideration of JPY10 million.

On April 10, 2023, we issued 200,000 Ordinary Shares to one accredited investor for a consideration of JPY100 million.

On April 11, 2023, we issued 20,000 Ordinary Shares to one investor for a consideration of JPY10 million.

On April 12, 2023, we issued 20,000 Ordinary Shares to one investor for a consideration of JPY10 million.

On April 24, 2023, we issued 92,000 Ordinary Shares to one investor for a consideration of JPY46 million.

On April 25, 2023, we issued 6,000 Ordinary Shares to one investor for a consideration of JPY3 million.

On April 28, 2023, we issued 40,000 Ordinary Shares to one investor for a consideration of JPY20 million.

DESCRIPTION OF AMERICAN DEPOSITARY SHARES

American Depositary Shares

[•], as depositary, will register and deliver ADSs. Each ADS will represent [•] Ordinary Shares (or a right to receive [•] Ordinary Shares) deposited with [•], as custodian for the depositary in Japan. Each ADS will also represent any other securities, cash, or other property that may be held by the depositary. The deposited shares together with any other securities, cash, or other property held by the depositary are referred to as the deposited securities. The depositary’s office at which the ADSs will be administered and its principal executive office are located at [•].

You may hold ADSs either (A) directly (i) by having an ADR, which is a certificate evidencing a specific number of ADSs, registered in your name, or (ii) by having uncertificated ADSs registered in your name, or (B) indirectly by holding a security entitlement in ADSs through your broker or other financial institution that is a direct or indirect participant in DTC. If you hold ADSs directly, you are a registered ADS holder, also referred to as an ADS holder. This description assumes you are an ADS holder. If you hold the ADSs indirectly, you must rely on the procedures of your broker or other financial institution to assert the rights of ADS holders described in this section. You should consult with your broker or financial institution to find out what those procedures are.

Registered holders of uncertificated ADSs will receive statements from the depositary confirming their holdings.

As an ADS holder, we will not treat you as one of our shareholders and you will not have shareholder rights. Japanese law governs shareholder rights. The depositary will be the holder of the Ordinary Shares underlying your ADSs. As a registered holder of ADSs, you will have ADS holder rights. A deposit agreement among us, the depositary, and ADS holders and all other persons indirectly or beneficially holding ADSs sets out ADS holder rights as well as the rights and obligations of the depositary. New York law governs the deposit agreement and the ADSs.

The following is a summary of the material provisions of the deposit agreement. For more complete information, you should read the entire deposit agreement and the form of ADR. For directions on how to obtain copies of those documents, see “Where You Can Find Additional Information.”

Dividends and Other Distributions

How will you receive dividends and other distributions on the Ordinary Shares?

The depositary will agree to pay or distribute to ADS holders the cash dividends or other distributions it or the custodian receives on Ordinary Shares or other deposited securities, upon payment or deduction of its fees and expenses. You will receive these distributions in proportion to the number of Ordinary Shares your ADSs represent.

•        Cash.    The depositary will convert any cash dividend or other cash distribution we pay on the Ordinary Shares into U.S. dollars, if it can do so on a reasonable basis and can transfer the U.S. dollars to the United States. If that is not possible or if any government approval is needed and cannot be obtained, the deposit agreement allows the depositary to distribute the foreign currency only to those ADS holders to whom it is possible to do so. It will hold the foreign currency it cannot convert for the account of the ADS holders who have not been paid. It will not invest the foreign currency and it will not be liable for any interest.

Before making a distribution, any withholding taxes or other governmental charges that must be paid will be deducted. See “Material Income Tax Consideration.” The depositary will distribute only whole U.S. dollars and cents and will round fractional cents to the nearest whole cent. If the exchange rates fluctuate during a time when the depositary cannot convert the foreign currency, you may lose some of the value of the distribution.

•        Shares.    The depositary may distribute additional ADSs representing any shares we distribute as a dividend or free distribution. The depositary will only distribute whole ADSs. It will sell shares which would require it to deliver a fraction of an ADS (or ADSs representing those shares) and distribute the net proceeds in the same way as it does with cash. If the depositary does not distribute additional ADSs, the outstanding ADSs will also represent the new shares. The depositary may sell a portion of the distributed shares (or ADSs representing those shares) sufficient to pay its fees and expenses in connection with that distribution.

•        Rights to purchase additional shares.    If we offer holders of our securities any rights to subscribe for additional shares or any other rights, the depositary may (i) exercise those rights on behalf of ADS holders, (ii) distribute those rights to ADS holders, or (iii) sell those rights and distribute the net proceeds to ADS holders, in each case after deduction or upon payment of its fees and expenses. To the extent the depositary does not do any of those things, it will allow the rights to lapse. In that case, you will receive no value for them. The depositary will exercise or distribute rights only if we ask it to and provide satisfactory assurances to the depositary that it is legal to do so. If the depositary will exercise rights, it will purchase the securities to which the rights relate and distribute those securities or, in the case of shares, new ADSs representing the new shares, to subscribing ADS holders, but only if ADS holders have paid the exercise price to the depositary. U.S. securities laws may restrict the ability of the depositary to distribute rights or ADSs or other securities issued on exercise of rights to all or certain ADS holders, and the securities distributed may be subject to restrictions on transfer.

•        Other distributions.    The depositary will send to ADS holders anything else we distribute on deposited securities by any means it thinks is legal, fair, and practical. If it cannot make the distribution in that way, the depositary has a choice. It may decide to sell what we distributed and distribute the net proceeds, in the same way as it does with cash, or, it may decide to hold what we distributed, in which case ADSs will also represent the newly distributed property. The depositary, however, is not required to distribute any securities (other than ADSs) to ADS holders unless it receives satisfactory evidence from us that it is legal to make that distribution. The depositary may sell a portion of the distributed securities or property sufficient to pay its fees and expenses in connection with that distribution. U.S. securities laws may restrict the ability of the depositary to distribute securities to all or certain ADS holders, and the securities distributed may be subject to restrictions on transfer.

The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADS holders. We have no obligation to register ADSs, shares, rights, or other securities under the Securities Act. We also have no obligation to take any other action to permit the distribution of ADSs, shares, rights, or anything else to ADS holders. This means that you may not receive the distributions we make on our Ordinary Shares or any value for them if it is illegal or impractical for us to make them available to you.

Deposit, Withdrawal, and Cancellation

How are ADSs issued?

The depositary will deliver ADSs if you or your broker deposits Ordinary Shares or evidence of rights to receive Ordinary Shares with the custodian. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will register the appropriate number of ADSs in the names you request and will deliver the ADSs to or upon the order of the person or persons that made the deposit.

How can ADS holders withdraw the deposited securities?

You may surrender your ADSs to the depositary for the purpose of withdrawal. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will deliver the Ordinary Shares and any other deposited securities underlying the ADSs to the ADS holder or a person the ADS holder designates at the office of the custodian. Or, at your request, risk, and expense, the depositary will deliver the deposited securities at its office, if feasible. The depositary, however, is not required to accept surrender of ADSs to the extent it would require delivery of a fraction of a deposited Ordinary Share or other security. The depositary may charge you a fee and its expenses for instructing the custodian regarding delivery of deposited securities.

How do ADS holders interchange between certificated ADSs and uncertificated ADSs?

You may surrender your ADR to the depositary for the purpose of exchanging your ADR for uncertificated ADSs. The depositary will cancel that ADR and will send to the ADS holder a statement confirming that the ADS holder is the registered holder of uncertificated ADSs. Upon receipt by the depositary of a proper instruction from a registered holder of uncertificated ADSs requesting the exchange of uncertificated ADSs for certificated ADSs, the depositary will execute and deliver to the ADS holder an ADR evidencing those ADSs.

What are the Requirements for Depositing and Withdrawing Shares under the FEFTA?

Under recent amendments in 2019 to the Foreign Exchange and Foreign Trade Act of Japan (Act No. 228 of 1949, as amended), or the FEFTA, a proposed transferee of our Ordinary Shares who is a Foreign Investor (as defined under the FEFTA) may be required to submit an application for pre-clearance to the applicable Japanese governmental authority prior to the transfer of our Ordinary Shares, which approval may take up to 30 days and could be subject to further extension. Prior to accepting Ordinary Shares for deposit in return for the issuance of ADSs, the depositary, which is considered a Foreign Investor for purposes of the FEFTA, may be required to obtain pre-clearance from the Japanese governmental authority. Accordingly, investors wishing to deposit Ordinary Shares with the depositary for the issuance of ADSs should notify the depositary at least 30 days prior to such deposit to allow time for the depositary to apply for any required pre-clearance, if not already obtained. The depositary will not accept any Ordinary Shares for deposit until any required pre-clearance has been obtained (if the pre-clearance is required). In addition, any Foreign Investor expecting to receive delivery of our Ordinary Shares upon surrender of ADSs may also be required to obtain pre-clearance from the applicable Japanese governmental authority prior to accepting delivery, which approval may take up to 30 days and could be subject to further extension. Accordingly, ADS holders who are Foreign Investors wishing to surrender ADSs for the purpose of withdrawing the underlying deposited Ordinary Shares should apply for pre-clearance at least 30 days in advance of such surrender (if the pre-clearance is required). The depositary will not accept surrender of ADSs for the purpose of withdrawal of Ordinary Shares until it receives assurances satisfactory to the depositary that any required pre-clearance for the delivery of the common shares to a Foreign Investor has been obtained (if the pre-clearance is required).

Voting Rights

How do you vote?

ADS holders may instruct the depositary how to vote the number of deposited Ordinary Shares their ADSs represent. If we request the depositary to solicit your voting instructions (and we are not required to do so), the depositary will notify you of a shareholders’ meeting and send or make voting materials available to you. Those materials will describe the matters to be voted on and explain how ADS holders may instruct the depositary how to vote. For instructions to be valid, they must reach the depositary by a date set by the depositary. The depositary will try, as far as practical, subject to the laws of Japan and the provisions of our articles of incorporation or similar documents, to vote or to have its agents vote the shares or other deposited securities as instructed by ADS holders. If we do not request the depositary to solicit your voting instructions, you can still send voting instructions, and, in that case, the depositary may try to vote as you instruct, but it is not required to do so.

Except by instructing the depositary as described above, you will not be able to exercise voting rights unless you surrender your ADSs and withdraw the Ordinary Shares. However, you may not know about the meeting enough in advance to withdraw the Ordinary Shares. In any event, the depositary will not exercise any discretion in voting deposited securities and it will only vote or attempt to vote as instructed.

We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote the Ordinary Shares represented by your ADSs. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise voting rights and there may be nothing you can do if the Ordinary Shares represented by your ADSs are not voted as you requested.

In order to give you a reasonable opportunity to instruct the depositary as to the exercise of voting rights relating to deposited securities, if we request the depositary to act, we agree to give the depositary notice of any such meeting and details concerning the matters to be voted upon at least 45 days in advance of the meeting date.

Fees and Expenses

Persons depositing or withdrawing shares or ADS holders must pay:	For:
$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)

Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property

Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

Persons depositing or withdrawing shares or ADS holders must pay:	For:
$0.05 (or less) per ADS A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	Any cash distribution to ADS holders Distribution of securities distributed to holders of deposited securities (including rights) that are distributed by the depositary to ADS holders
$0.05 (or less) per ADS per calendar year	Depositary services
Registration or transfer fees	Transfer and registration of our Ordinary Shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares
Expenses of the depositary	Cable (including SWIFT) and facsimile transmissions (when expressly provided in the deposit agreement) Converting foreign currency to U.S. dollars
Taxes and other governmental charges the depositary or the custodian has to pay on any ADSs or shares underlying ADSs, such as stock transfer taxes, stamp duty or withholding taxes	As necessary
Any charges incurred by the depositary or its agents for servicing the deposited securities	As necessary

The depositary collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The depositary may collect any of its fees by deduction from any cash distribution payable (or by selling a portion of securities or other property distributable) to ADS holders that are obligated to pay those fees. The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

From time to time, the depositary may make payments to us to reimburse us for costs and expenses generally arising out of establishment and maintenance of the ADS program, waive fees and expenses for services provided to us by the depositary, or share revenue from the fees collected from ADS holders. In performing its duties under the deposit agreement, the depositary may use brokers, dealers, foreign currency dealers, or other service providers that are owned by or affiliated with the depositary and that may earn or share fees, spreads, or commissions.

The depositary may convert currency itself or through any of its affiliates, or the custodian or we may convert currency and pay U.S. dollars to the depositary. Where the depositary converts currency itself or through any of its affiliates, the depositary acts as principal for its own account and not as agent, advisor, broker, or fiduciary on behalf of any other person and earns revenue, including, without limitation, transaction spreads, that it will retain for its own account. The revenue is based on, among other things, the difference between the exchange rate assigned to the currency conversion made under the deposit agreement and the rate that the depositary or its affiliate receives when buying or selling foreign currency for its own account. The depositary makes no representation that the exchange rate used or obtained by it or its affiliate in any currency conversion under the deposit agreement will be the most favorable rate that could be obtained at the time or that the method by which that rate will be determined will be the most favorable to ADS holders, subject to the depositary’s obligation to act without negligence or bad faith. The methodology used to determine exchange rates used in currency conversions made by the depositary is available upon request. Where the custodian converts currency, the custodian has no obligation to obtain the most favorable rate that could be obtained at the time or to ensure that the method by which that rate will be determined will be the most favorable to ADS holders, and the depositary makes no representation that the rate is the most favorable rate and will not be liable for any direct or indirect losses associated with the rate. In certain instances, the depositary may receive dividends or other distributions from us in U.S. dollars that represent the proceeds of a conversion of foreign currency or translation from foreign currency at a rate that was obtained or determined by us and, in such cases, the depositary will not engage in, or be responsible for, any foreign currency transactions and neither it nor we make any representation that the rate obtained or determined by us is the most favorable rate and neither it nor we will be liable for any direct or indirect losses associated with the rate.

Payment of Taxes

You will be responsible for any taxes or other governmental charges payable on your ADSs or on the deposited securities represented by any of your ADSs. The depositary may refuse to register any transfer of your ADSs or allow you to withdraw the deposited securities represented by your ADSs until those taxes or other charges are paid. It may apply payments owed to you or sell deposited securities represented by your ADSs to pay any taxes owed and you will remain liable for any deficiency. If the depositary sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to ADS holders any proceeds, or send to ADS holders any property, remaining after it has paid the taxes.

Tender and Exchange Offers; Redemption, Replacement, or Cancellation of Deposited Securities

The depositary will not tender deposited securities in any voluntary tender or exchange offer unless instructed to do so by an ADS holder surrendering ADSs and subject to any conditions or procedures the depositary may establish.

If deposited securities are redeemed for cash in a transaction that is mandatory for the depositary as a holder of deposited securities, the depositary will call for surrender of a corresponding number of ADSs and distribute the net redemption money to the holders of called ADSs upon surrender of those ADSs.

If there is any change in the deposited securities such as a sub-division, combination, or other reclassification, or any merger, consolidation, recapitalization, or reorganization affecting the issuer of deposited securities in which the depositary receives new securities in exchange for or in lieu of the old deposited securities, the depositary will hold those replacement securities as deposited securities under the deposit agreement. If the depositary, however, decides it would not be lawful and practical to hold the replacement securities because those securities could not be distributed to ADS holders or for any other reason, the depositary may instead sell the replacement securities and distribute the net proceeds upon surrender of the ADSs.

If there is a replacement of the deposited securities and the depositary will continue to hold the replacement securities, the depositary may distribute new ADSs representing the new deposited securities or ask you to surrender your outstanding ADSs in exchange for new ADSs identifying the new deposited securities.

If there are no deposited securities underlying ADSs, including if the deposited securities are cancelled, or if the deposited securities underlying ADSs have become apparently worthless, the depositary may call for surrender of those ADSs or cancel those ADSs upon notice to the ADS holders.

Amendment and Termination

How may the deposit agreement be amended?

We may agree with the depositary to amend the deposit agreement and the ADRs without your consent for any reason. If an amendment adds or increases fees or charges, except for taxes and other governmental charges or expenses of the depositary for registration fees, facsimile costs, delivery charges, or similar items, or prejudices a substantial right of ADS holders, it will not become effective for outstanding ADSs until 30 days after the depositary notifies ADS holders of the amendment. At the time an amendment becomes effective, you are considered, by continuing to hold your ADSs, to agree to the amendment and to be bound by the ADRs and the deposit agreement as amended.

How may the deposit agreement be terminated?

The depositary will initiate termination of the deposit agreement if we instruct it to do so. The depositary may initiate termination of the deposit agreement if

•        60 days have passed since the depositary told us it wants to resign but a successor depositary has not been appointed and accepted its appointment;

•        we delist the ADSs from an exchange in the United States on which they were listed and do not list the ADSs on another exchange in the United States or make arrangements for trading of ADSs on the U.S. over-the-counter market;

•        we delist our shares from an exchange outside the United States on which they were listed and do not list the shares on another exchange outside the United States;

•        the depositary has reason to believe the ADSs have become, or will become, ineligible for registration on Form F-6 under the Securities Act;

•        we appear to be insolvent or enter insolvency proceedings;

•        all or substantially all the value of the deposited securities has been distributed either in cash or in the form of securities;

•        there are no deposited securities underlying the ADSs or the underlying deposited securities have become apparently worthless; or

•        there has been a replacement of deposited securities.

If the deposit agreement will terminate, the depositary will notify ADS holders at least 90 days before the termination date. At any time after the termination date, the depositary may sell the deposited securities. After that, the depositary will hold the money it received on the sale, as well as any other cash it is holding under the deposit agreement, unsegregated and without liability for interest, for the pro rata benefit of the ADS holders that have not surrendered their ADSs. Normally, the depositary will sell as soon as practicable after the termination date.

After the termination date and before the depositary sells, ADS holders can still surrender their ADSs and receive delivery of deposited securities, except that the depositary may refuse to accept a surrender for the purpose of withdrawing deposited securities or reverse previously accepted surrenders of that kind that have not settled if it would interfere with the selling process. The depositary may refuse to accept a surrender for the purpose of withdrawing sale proceeds until all the deposited securities have been sold. The depositary will continue to collect distributions on deposited securities, but, after the termination date, the depositary is not required to register any transfer of ADSs or distribute any dividends or other distributions on deposited securities to the ADSs holder (until they surrender their ADSs) or give any notices or perform any other duties under the deposit agreement except as described in this paragraph.

Limitations on Obligations and Liability

Limits on our Obligations and the Obligations of the Depositary; Limits on Liability to Holders of ADSs

The deposit agreement expressly limits our obligations and the obligations of the depositary. It also limits our liability and the liability of the depositary. We and the depositary:

•        are only obligated to take the actions specifically set forth in the deposit agreement without negligence or bad faith, and the depositary will not be a fiduciary or have any fiduciary duty to holders of ADSs;

•        are not liable if we are or it is prevented or delayed by law or by events or circumstances beyond our or its ability to prevent or counteract with reasonable care or effort from performing our or its obligations under the deposit agreement;

•        are not liable if we or it exercises discretion permitted under the deposit agreement;

•        are not liable for the inability of any holder of ADSs to benefit from any distribution on deposited securities that is not made available to holders of ADSs under the terms of the deposit agreement, or for any special, consequential, or punitive damages for any breach of the terms of the deposit agreement;

•        have no obligation to become involved in a lawsuit or other proceeding related to the ADSs or the deposit agreement on your behalf or on behalf of any other person;

•        may rely upon any documents we believe or it believes in good faith to be genuine and to have been signed or presented by the proper person;

•        are not liable for the acts or omissions of any securities depositary, clearing agency, or settlement system; and

•        the depositary has no duty to make any determination or provide any information as to our tax status, or any liability for any tax consequences that may be incurred by ADS holders as a result of owning or holding ADSs or to be liable for the inability or failure of an ADS holder to obtain the benefit of a foreign tax credit, reduced rate of withholding, or refund of amounts withheld in respect of tax or any other tax benefit.

In the deposit agreement, we and the depositary agree to indemnify each other under certain circumstances.

Requirements for Depositary Actions

Before the depositary will deliver or register a transfer of ADSs, make a distribution on ADSs, or permit withdrawal of shares, the depositary may require:

•        payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any shares or other deposited securities;

•        satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and

•        compliance with regulations it may establish, from time to time, consistent with the deposit agreement, including presentation of transfer documents.

The depositary may refuse to deliver ADSs or register transfers of ADSs when the transfer books of the depositary or our transfer books are closed or at any time if the depositary or we think it advisable to do so.

Your Right to Receive the Shares Underlying Your ADSs

ADS holders have the right to cancel their ADSs and withdraw the underlying shares at any time, except:

•        when temporary delays arise because: (i) the depositary has closed its transfer books or we have closed our transfer books; (ii) the transfer of shares is blocked to permit voting at a shareholders’ meeting; or (iii) we are paying a dividend on our shares;

•        when you owe money to pay fees, taxes, and similar charges; or

•        when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADSs or to the withdrawal of shares or other deposited securities.

This right of withdrawal may not be limited by any other provision of the deposit agreement.

Shareholder Communications; Inspection of Register of Holders of ADSs

The depositary will make available for your inspection at its office all communications that it receives from us as a holder of deposited securities that we make generally available to holders of deposited securities. The depositary will send you copies of those communications or otherwise make those communications available to you if we ask it to. You have a right to inspect the register of holders of ADSs, but not for the purpose of contacting those holders about a matter unrelated to our business or the ADSs.

Jury Trial Waiver

The deposit agreement provides that, to the extent permitted by law, ADS holders waive the right to a jury trial of any claim they may have against us or the depositary arising out of or relating to our Ordinary Shares, the ADSs, or the deposit agreement, including any claim under the U.S. federal securities laws. If we or the depositary opposed a jury trial demand based on the waiver, the court would determine whether the waiver was enforceable in the facts and circumstances of that case in accordance with applicable case law.

You will not, by agreeing to the terms of the deposit agreement, be deemed to have waived our or the depositary’s compliance with U.S. federal securities laws or the rules and regulations promulgated thereunder.

SHARES ELIGIBLE FOR FUTURE SALE

Upon completion of this offering, we will have [•] ADSs outstanding, representing [•] Ordinary Shares, or approximately [•]% of our outstanding Ordinary Shares, assuming the underwriters do not exercise their option to purchase additional ADSs, and [•] ADSs outstanding, representing [•] Ordinary Shares, or approximately [•]% of our outstanding Ordinary Shares, assuming the Representative exercises its option to purchase additional ADSs in full, in each case, based on an assumed initial public offering price of $[•] per ADS and excluding shares issuable upon exercise of unexercised options and shares underlying the Representative’s Warrants. All of the ADSs sold in this offering will be freely transferable by persons other than by our “affiliates” without restriction or further registration under the Securities Act. Sales of substantial amounts of the ADSs in the public market could adversely affect prevailing market prices of the ADSs. Prior to this offering, there has been no public market for our Ordinary Shares or the ADSs, and although we intend to apply to list the ADSs on Nasdaq, a regular trading market for the ADSs may not develop. We do not expect that a trading market will develop for our Ordinary Shares not represented by the ADSs.

Lock-Up Agreements

See “Underwriting — Lock-Up Agreements.”

We are not aware of any plans by any significant shareholders to dispose of significant numbers of our Ordinary Shares or the ADSs. However, one or more existing shareholders or owners of securities convertible or exchangeable into or exercisable for our Ordinary Shares or the ADSs may dispose of significant numbers of our Ordinary Shares or the ADSs in the future. We cannot predict what effect, if any, future sales of our Ordinary Shares or the ADSs, or the availability of Ordinary Shares or ADSs for future sale, will have on the trading price of the ADSs from time to time. Sales of substantial amounts of our Ordinary Shares or the ADSs in the public market, or the perception that these sales could occur, could adversely affect the trading price of the ADSs.

Rule 144

All of our Ordinary Shares outstanding prior to the closing of this offering are “restricted securities” as that term is defined in Rule 144 under the Securities Act and may be sold publicly in the United States only if they are subject to an effective registration statement under the Securities Act or pursuant to an exemption from the registration requirement such as those provided by Rule 144 and Rule 701 promulgated under the Securities Act.

In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person who is not deemed to have been our affiliate at any time during the three months preceding a sale and who has beneficially owned restricted securities within the meaning of Rule 144 for more than six months would be entitled to sell an unlimited number of those shares, subject only to the availability of current public information about us. A non-affiliate who has beneficially owned restricted securities for at least one year from the later of the date these shares were acquired from us or from our affiliate would be entitled to freely sell those shares.

A person who is deemed to be an affiliate of ours and who has beneficially owned “restricted securities” for at least six months would be entitled to sell, within any three-month period, a number of shares that is not more than the greater of:

•        1% of the number of Ordinary Shares then outstanding, in the form of ADSs or otherwise, which will equal approximately [•] Ordinary Shares immediately after this offering, assuming the Representative does not exercise its over-allotment option; or

•        the average weekly trading volume of the ADSs on the Nasdaq Capital Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 701

In general, under Rule 701 of the Securities Act as currently in effect, each of our employees, consultants, or advisors who purchases our Ordinary Shares from us in connection with a compensatory stock plan or other written agreement executed prior to the completion of this offering is eligible to resell those Ordinary Shares in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period, contained in Rule 144. However, the Rule 701 shares would remain subject to lock-up arrangements and would only become eligible for sale when the lock-up period expires.

Regulation S

Regulation S provides generally that sales made in offshore transactions are not subject to the registration or prospectus-delivery requirements of the Securities Act.

JAPANESE FOREIGN EXCHANGE CONTROLS AND SECURITIES REGULATIONS

The FEFTA, and its related cabinet orders and ministerial ordinances, or collectively, the Foreign Exchange Regulations, govern certain aspects relating to the acquisition and holding of shares by “exchange non-residents” and by “foreign investors” (as these terms are defined below). It also applies in some cases to the acquisition and holding of ADSs representing our Ordinary Shares acquired and held by exchange non-residents of Japan and by foreign investors. n general, the Foreign Exchange Regulations currently in effect do not affect transactions between exchange non-residents to purchase or sell shares or ADSs outside Japan using currencies other than JPY.

Exchange residents are defined in the Foreign Exchange Regulations as:

(i)     individuals who reside within Japan; or

(ii)    corporations whose principal offices are located within Japan.

Exchange non-residents are defined in the Foreign Exchange Regulations as:

(i)     individuals who do not reside in Japan; or

(ii)    corporations whose principal offices are located outside Japan.

Generally, branches and other offices of non-resident corporations located within Japan are regarded as exchange residents. Conversely, branches and other offices of Japanese corporations located outside Japan are regarded as exchange non-residents.

Foreign investors are defined in the Foreign Exchange Regulations as:

(i)     individuals who do not reside in Japan;

(ii)    corporations or other entities organized under the laws of foreign countries or whose principal offices are located outside Japan (excluding partnerships falling within (iv));

(iii)   corporations of which 50% or more of the total voting rights are held, directly or indirectly, by individuals and/or corporations falling within (i) and/or (ii) above;

(iv)   general partnerships or limited partnerships under Japanese law or any similar partnerships under the laws of foreign countries, where either: (A) 50% or more of the capital contributions to those entities are made by individuals who do not reside in Japan or certain other foreign investors or (B) a majority of the general partners of such entities are individuals who do not reside in Japan or certain other foreign investors; or

(v)    corporations or other entities of which a majority of either (A) directors or other persons equivalent thereto or (B) directors or other persons equivalent thereto having the power of representation are individuals who do not reside in Japan.

Acquisition of Shares

Acquisition by an exchange non-resident of shares of a Japanese corporation from an exchange resident requires post facto reporting by the exchange resident to the Minister of Finance of Japan through the Bank of Japan .No such reporting requirement is imposed, however, if:

(i)     the aggregate purchase price of the relevant shares is ¥100 million or less;

(ii)    the acquisition is effected through any bank, financial instruments business operator or other entity prescribed by the Foreign Exchange Regulations acting as an agent or intermediary; or

(iii)   the acquisition constitutes an “inward direct investment” described below.

Inward Direct Investment in Shares of not Listed Corporations

Inward Direct Investment

If a foreign investor acquires shares or equity of a Japanese corporation that is not listed on a Japanese stock exchange and that is not traded on the over-the-counter market in Japan, including our Ordinary Shares to be acquired, other than through a transfer from foreign investors, such acquisition constitutes an “inward direct investment” under the FEFTA (shares or equity of the relevant corporation to be acquired are collectively referred to as the “Inward Direct Investment Shares”).

Prior Notification

In general, any foreign investor intending to make an inward direct investment by acquisition of the Inward Direct Investment Shares is not subject to the prior notification requirement, unless any of businesses in which such corporation engages falls within any of the business sectors designated by the Foreign Exchange Regulations (the “Designated Business Sectors,” Shitei-Gyoshu). Our businesses currently do not fall within any of the Designated Business Sectors. Even if such corporation is not engaging in any of the Designated Business Sectors, however, the foreign investor must file a prior notification of the acquisition with the Minister of Finance and any other competent Ministers in limited circumstances, such as where the foreign investor is in a country that is not listed on the exemption schedule under the Foreign Exchange Regulations. Upon filing of such prior notification, the Ministers may recommend a modification or abandonment of the proposed acquisition and, if such recommendation is not accepted, they may order the modification or abandonment of such acquisition.

Foreign investors acquiring the Inward Direct Investment Shares by way of a share split are not subject to these notification requirements.

Post Investment Reports

If a foreign investor acquires the Inward Direct Investment Shares which is not subject to the prior notification as stated in the “Prior Notification” above and, as a result of the acquisition, the foreign investor, in combination with any existing direct holdings of the shares of the foreign investor and the direct holdings of shares of its closely-related persons, reaches 10% or more of the total issued shares, the foreign investor in general is required to file a post investment report (the “Post Investment Report”) with the Minister of Finance and any other competent Ministers having jurisdiction over that Japanese corporation by the 45th day of the month immediately following the month to which the date of such acquisition belongs.

Foreign investors acquiring the Inward Direct Investment Shares by way of a share split are not subject to the post investment report requirements.

Dividends and Proceeds of Sale

Under the Foreign Exchange Regulations, dividends paid on, and the proceeds from sales in Japan of, shares held by exchange non-residents may generally be converted into any foreign currency and repatriated abroad.

MATERIAL INCOME TAX CONSIDERATION

The following summary of the material Japanese and United States federal income tax consequences of an investment in our Ordinary Shares or ADSs is based upon laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in our Ordinary Shares or ADSs, such as the tax consequences under state, local, and other tax laws.

Japanese Taxation

The following is a general summary of the principal Japanese tax consequences (limited to national tax) to owners of our Ordinary Shares, in the form of Ordinary Shares or ADSs, who are non-resident individuals of Japan or who are non-Japanese corporations without a permanent establishment in Japan, collectively referred to in this section as non-resident holders. The statements below regarding Japanese tax laws are based on the laws and treaties in force and as interpreted by the Japanese tax authorities as of the date of this prospectus, and are subject to changes in applicable Japanese laws, tax treaties, conventions or agreements, or in the interpretation of them, occurring after that date. This summary is not exhaustive of all possible tax considerations that may apply to a particular investor, and potential investors are advised to satisfy themselves as to the overall tax consequences of the acquisition, ownership and disposition of our Ordinary Shares, including, specifically, the tax consequences under Japanese law, under the laws of the jurisdiction of which they are resident and under any tax treaty, convention or agreement between Japan and their country of residence, by consulting their own tax advisors.

For the purpose of Japanese tax law and the tax treaty between the United States and Japan, a U.S. holder of ADSs will generally be treated as the owner of the Ordinary Shares underlying the ADSs evidenced by the ADRs.

Generally, a non-resident holder of Ordinary Shares or ADSs will be subject to Japanese income tax collected by way of withholding on dividends (meaning in this section distributions made from our retained earnings for the Companies Act purposes) we pay with respect to our Ordinary Shares and such tax will be withheld prior to payment of dividends. Share splits generally are not subject to Japanese income or corporation taxes.

In the absence of any applicable tax treaty, convention or agreement reducing the maximum rate of Japanese withholding tax or allowing exemption from Japanese withholding tax, the rate of the Japanese withholding tax applicable to dividends paid by Japanese corporations on their Ordinary Shares to non-resident holders is generally 20.42% (or 20% for dividends due and payable on or after January 1, 2038) under Japanese tax law. However, with respect to dividends paid on listed shares issued by a Japanese corporation (such as Ordinary Shares or ADSs) to non-resident holders, other than any individual shareholder who holds 3% or more of the total number of shares issued by the relevant Japanese corporation (to whom the aforementioned withholding tax rate will still apply), the aforementioned withholding tax rate is reduced to (i) 15.315% for dividends due and payable up to and including December 31, 2037 and (ii) 15% for dividends due and payable on or after January 1, 2038. The withholding tax rates described above include the special reconstruction surtax (2.1% multiplied by the original applicable withholding tax rate, i.e., 15% or 20%, as the case may be), which is imposed during the period from and including January 1, 2013 to and including December 31, 2037, to fund the reconstruction from the Great East Japan Earthquake.

If distributions were made from our capital surplus, rather than retained earnings, for the Companies Act purposes, the portion of such distributions in excess of the amount corresponding to a pro rata portion of return of capital as determined under Japanese tax laws would be deemed dividends for Japanese tax purposes, while the rest would be treated as return of capital for Japanese tax purposes. The deemed dividend portion, if any, would generally be subject to the same tax treatment as dividends as described above, and the return of capital portion would generally be treated as proceeds derived from the sale of Ordinary Shares and subject to the same tax treatment as sale of our Ordinary Shares as described below. Distributions made in consideration of repurchase by us of our own shares or in connection with certain reorganization transactions will be treated substantially in the same manner.

Japan has income tax treaties whereby the withholding tax rate (including the special reconstruction surtax) may be reduced, generally to 15%, for portfolio investors, with, among others, Canada, Denmark, Finland, Germany, Ireland, Italy, Luxembourg, New Zealand, Norway and Singapore, while the income tax treaties with, among others, Australia, Belgium, France, Hong Kong, the Netherlands, Portugal, Sweden, Switzerland, the United Kingdom and the United States generally reduce the withholding tax rate to 10% for portfolio investors and the income tax treaties with, among others, Spain, generally reduce the withholding tax rate to 5% for portfolio investors. In addition, under the income tax treaty between Japan and the United States, dividends paid to pension funds which are qualified U.S. residents eligible to enjoy treaty benefits are exempt from Japanese income taxation by way of withholding or otherwise unless the dividends are derived from the carrying on of a business, directly or indirectly, by the pension funds. Similar treatment is applicable to dividends paid to pension funds under the income tax treaties between Japan and, among others, Belgium, Denmark, Spain, the United Kingdom, the Netherlands and Switzerland. Under Japanese tax law, any reduced maximum rate applicable under a tax treaty shall be available when such maximum rate is below the rate otherwise applicable under the Japanese tax law referred to in the second preceding paragraph with respect to the dividends to be paid by us on our Ordinary Shares or ADSs.

Non-resident holders of our Ordinary Shares or ADSs who are entitled under an applicable tax treaty to a reduced rate of, or exemption from, Japanese withholding tax on any dividends on our Ordinary Shares or ADSs, in general, are required to submit, through the withholding agent to the relevant tax authority prior to the payment of dividends, an Application Form for Income Tax Convention regarding Relief from Japanese Income Tax and Special Income Tax for Reconstruction on Dividends together with any required forms and documents. A standing proxy for a non-resident holder of our Ordinary Shares or ADSs may be used in order to submit the application on a non-resident holder’s behalf. In this regard, a certain simplified special filing procedure is available for non-resident holders to claim treaty benefits of reduction of or exemption from Japanese withholding tax, by submitting a Special Application Form for Income Tax Convention regarding Relief from Japanese Income Tax and Special Income Tax for Reconstruction on Dividends of Listed Stock, together with any required forms or documents. If the depositary needs investigation to identify whether any non-resident holders of ADSs are entitled to claim treaty benefits of exemption from or reduction of Japanese withholding tax the depositary or its agent submits an application form before payment of dividends so that the withholding cannot be made in connection with such holders for eight months after the record date concerning such payment of dividends. If it is proved that such holders are entitled to claim treaty benefits of exemption from or reduction of Japanese withholding tax within the foregoing eight-month period, the depositary or its agent submits another application form together with certain other documents so that such holder can be subject to exemption from or reduction of Japanese withholding tax. To claim this reduced rate or exemption, such non-resident holder of ADSs will be required to file a proof of taxpayer status, residence and beneficial ownership, as applicable, and to provide other information or documents as may be required by the depositary. Non-resident holders who are entitled, under any applicable tax treaty, to a reduced rate of Japanese withholding tax below the rate otherwise applicable under Japanese tax law, or exemption therefrom, as the case may be, but fail to submit the required application in advance may nevertheless be entitled to claim a refund from the relevant Japanese tax authority of withholding taxes withheld in excess of the rate under an applicable tax treaty (if such non-resident holders are entitled to a reduced treaty rate under the applicable tax treaty) or the full amount of tax withheld (if such non-resident holders are entitled to an exemption under the applicable tax treaty), as the case may be, by complying with a certain subsequent filing procedure. We do not assume any responsibility to ensure withholding at the reduced treaty rate, or exemption therefrom, for shareholders who would be eligible under an applicable tax treaty but who do not follow the required procedures as stated above.

Gains derived from the sale of Ordinary Shares or ADSs outside Japan by a non-resident holder that is a portfolio investor will generally not be subject to Japanese income or corporation taxes. Japanese inheritance and gift taxes, at progressive rates, may be payable by an individual who has acquired from another individual Ordinary Shares or ADSs as a legatee, heir, or donee, even if none of the acquiring individual, the decedent, or the donor is a Japanese resident.

United States Federal Income Taxation

WE URGE POTENTIAL PURCHASERS OF THE ADSS OR OUR ORDINARY SHARES TO CONSULT THEIR OWN TAX ADVISORS CONCERNING THE U.S. FEDERAL, STATE, LOCAL, AND NON-U.S. TAX CONSEQUENCES OF PURCHASING, OWNING, AND DISPOSING OF THE ADSS OR OUR ORDINARY SHARES.

The following does not address the tax consequences to any particular investor or to persons in special tax situations such as:

•        banks;

•        financial institutions;

•        insurance companies;

•        regulated investment companies;

•        real estate investment trusts;

•        broker-dealers;

•        persons that elect to mark their securities to market;

•        U.S. expatriates or former long-term residents of the U.S.;

•        governments or agencies or instrumentalities thereof;

•        tax-exempt entities;

•        persons liable for alternative minimum tax;

•        persons holding our Ordinary Shares or the ADSs as part of a straddle, hedging, conversion or integrated transaction;

•        persons that actually or constructively own 10% or more of our voting power or value (including by reason of owning our Ordinary Shares or the ADSs);

•        persons who acquired our Ordinary Shares or the ADSs pursuant to the exercise of any employee share option or otherwise as compensation;

•        persons holding our Ordinary Shares or the ADSs through partnerships or other pass-through entities;

•        beneficiaries of a Trust holding our Ordinary Shares or the ADSs; or

•        persons holding our Ordinary Shares or the ADSs through a trust.

The discussion set forth below is addressed only to U.S. Holders that purchase Ordinary Shares or ADSs in this offering. Prospective purchasers are urged to consult their own tax advisors about the application of the U.S. federal income tax rules to their particular circumstances as well as the state, local, foreign and other tax consequences to them of the purchase, ownership and disposition of our Ordinary Shares or the ADSs.

Material Tax Consequences Applicable to U.S. Holders of the ADSs or Ordinary Shares

The following sets forth the material U.S. federal income tax consequences related to the ownership and disposition of the ADSs or our Ordinary Shares. This description does not deal with all possible tax consequences relating to ownership and disposition of the ADSs or our Ordinary Shares or U.S. tax laws, other than the U.S. federal income tax laws, such as the tax consequences under non-U.S. tax laws, state, local, and other tax laws.

The following brief description applies only to U.S. Holders (defined below) that hold ADSs or Ordinary Shares as capital assets and that have the U.S. dollar as their functional currency. This brief description is based on the federal income tax laws of the United States in effect as of the date of this prospectus and on U.S. Treasury regulations in effect or, in some cases, proposed, as of the date of this prospectus, as well as judicial and administrative interpretations thereof available on or before such date, and the income tax treaty between the United States and Japan (the “Tax Convention”). All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below.

The brief description below of the U.S. federal income tax consequences to “U.S. Holders” will apply to you if you are a beneficial owner of ADSs or Ordinary Shares and you are, for U.S. federal income tax purposes,

•        an individual who is a citizen or resident of the United States;

•        a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the United States, any state thereof or the District of Columbia;

•        an estate whose income is subject to U.S. federal income taxation regardless of its source; or

•        a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If a partnership (or other entities treated as a partnership for United States federal income tax purposes) is a beneficial owner of the ADSs or our Ordinary Shares, the tax treatment of a partner in the partnership will depend upon the status of the partner and the activities of the partnership. Partnerships and partners of a partnership holding the ADSs or our Ordinary Shares are urged to consult their tax advisors regarding an investment in the ADSs or our Ordinary Shares.

An individual is considered a resident of the U.S. for federal income tax purposes if he or she meets either the “Green Card Test” or the “Substantial Presence Test” described as follows:

The Green Card Test: You are a lawful permanent resident of the United States, at any time, if you have been given the privilege, according to the immigration laws of the United States, of residing permanently in the United States as an immigrant. You generally have this status if the U.S. Citizenship and Immigration Services issued you an alien registration card, Form I-551, also known as a “green card.”

The Substantial Presence Test: If an alien is present in the United States on at least 31 days of the current calendar year, he or she will (absent an applicable exception) be classified as a resident alien if the sum of the following equals 183 days or more (See §7701(b)(3)(A) of the Internal Revenue Code and related Treasury Regulations):

1.      The actual days in the United States in the current year; plus

2.      One-third of his or her days in the United States in the immediately preceding year; plus

3.      One-sixth of his or her days in the United States in the second preceding year.

This summary is based, in part, upon the representations made by the depositary to us and assumes that the deposit agreement for the ADSs, and all other related agreements, will be performed in accordance with their terms.

Treatment of the ADSs

U.S. Holders of ADSs generally will be treated for U.S. federal income tax purposes as holding our Ordinary Shares represented by the ADSs. No gain or loss will be recognized on an exchange of our Ordinary Shares for ADSs or an exchange of ADSs for our Ordinary Shares if the depositary has not taken any action inconsistent with the material terms of the deposit agreement for the ADSs or the U.S. Holder’s ownership of the underlying Ordinary Shares. A U.S. Holder’s tax basis in the Ordinary Shares received in exchange for ADSs will be the same as its tax basis in the ADSs, and the holding period in the shares will include the holding period in the ADSs.

Taxation of Dividends and Other Distributions on the ADSs or Our Ordinary Shares

Subject to the application of the PFIC rules discussed below, a U.S. Holder generally will recognize ordinary dividend income in an amount equal to the amount of any cash and the value of any property we distribute as a distribution with respect to the U.S. Holder’s Ordinary Shares (or ADSs), to the extent that the distribution is paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, when the distribution is received (or when received by the depositary in the case of ADSs). We do not intend to maintain calculations of earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that distributions paid with respect to our Ordinary Shares or the ADSs generally will be treated as dividends. Dividends will not be eligible for the dividends received deduction generally allowable to U.S. corporations. Dividends paid on our Ordinary Shares or the ADSs will be treated as “qualified dividends” taxable at preferential rates, if (i) we are eligible for the benefits of a comprehensive income tax treaty with the United States that the IRS has approved for the purposes of the qualified dividend rules, (ii) we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a PFIC, and (iii) the U.S. Holder satisfies certain holding period and other requirements. The Tax Convention has been approved for the purposes of the qualified dividend rules and we believe we will be eligible for the benefits of the Tax Convention.

Dividend income will include any amounts withheld in respect of Japanese taxes, and will be treated as foreign-source income for foreign tax credit purposes. Subject to applicable limitations, some of which vary depending upon the U.S. Holder’s circumstances, Japanese taxes withheld from dividends on our Ordinary Shares or the ADSs generally will be creditable against the U.S. Holder’s U.S. federal income tax liability to the extent such taxes do not exceed any reduced withholding rate available under the Tax Convention. The rules governing foreign tax credits are complex, and U.S. Holders should consult their tax advisors regarding the creditability of foreign taxes in their particular circumstances. In lieu of claiming a foreign tax credit, a U.S. Holder may, at its election, deduct creditable foreign taxes, including Japanese taxes, in computing its taxable income, subject to applicable limitations. An election to deduct foreign taxes instead of claiming foreign tax credits applies to all foreign taxes paid or accrued by the U.S. Holder in the taxable year.

Dividends paid in a currency other than U.S. dollars will be includable in income in a U.S. dollar amount based on the exchange rate in effect on the date of receipt (or the date of the depositary’s receipt in the case of ADSs), whether or not the payment is converted into U.S. dollars at that time. A U.S. Holder should not recognize any foreign currency gain or loss in respect of the distribution if the foreign currency is converted into U.S. dollars on the date the distribution is received. If the foreign currency is not converted into U.S. dollars on the date of receipt, however, gain or loss may be recognized upon a subsequent sale or other disposition of the foreign currency. The foreign currency gain or loss (if any) generally will be treated as ordinary income or loss to the U.S. Holder and generally will be treated as U.S.-source income or loss, which may be relevant in calculating the U.S. Holder’s foreign tax credit limitation.

To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits (as determined under U.S. federal income tax principles), it will be treated first as a tax-free return of your tax basis in your Ordinary Shares or ADSs, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain.

Taxation of Dispositions of ADSs or Ordinary Shares

Subject to the PFIC rules discussed below, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of a share equal to the difference between the amount realized (in U.S. dollars) for the share and your tax basis (in U.S. dollars) in the ADSs or Ordinary Shares. The gain or loss will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the ADSs or Ordinary Shares for more than one year, you will generally be eligible for reduced tax rates. The deductibility of capital losses is subject to limitations. Any such gain or loss that you recognize will generally be treated as United States source income or loss for foreign tax credit limitation purposes which will generally limit the availability of foreign tax credits.

PFIC

A non-U.S. corporation is considered a PFIC, as defined in Section 1297(a) of the US Internal Revenue Code, for any taxable year if either:

•        at least 75% of its gross income for such taxable year is passive income; or

•        at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income (the “asset test”).

Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets. We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock. In determining the value and composition of our assets for purposes of the PFIC asset test, (1) the cash we raise in this offering will generally be considered to be held for the production of passive income and (2) the value of our assets must be determined based on the market value of the ADSs or our Ordinary Shares from time to time, which could cause the value of our non-passive assets to be less than 50% of the value of all of our assets (including the cash raised in this offering) on any particular quarterly testing date for purposes of the asset test.

Based on our operations and the composition of our assets we do not expect to be treated as a PFIC under the current PFIC rules. We must make a separate determination each year as to whether we are a PFIC, however, and there can be no assurance with respect to our status as a PFIC for our current taxable year or any future taxable year. Depending on the amount of cash we raise in this offering, together with any other assets held for the production of passive income, it is possible that, for our current taxable year or for any subsequent taxable year, more than

50% of our assets may be assets held for the production of passive income. We will make this determination following the end of any particular tax year. In addition, because the value of our assets for purposes of the asset test will generally be determined based on the market price of the ADSs or our Ordinary Shares and because cash is generally considered to be an asset held for the production of passive income, our PFIC status will depend in large part on the market price of the ADSs or our Ordinary Shares and the amount of cash we raise in this offering. Accordingly, fluctuations in the market price of the ADSs or Ordinary Shares may cause us to become a PFIC. In addition, the application of the PFIC rules is subject to uncertainty in several respects and the composition of our income and assets will be affected by how, and how quickly, we spend the cash we raise in this offering. We are under no obligation to take steps to reduce the risk of our being classified as a PFIC, and as stated above, the determination of the value of our assets will depend upon material facts (including the market price of the ADSs or our Ordinary Shares from time to time and the amount of cash we raise in this offering) that may not be within our control. If we are a PFIC for any year during which you hold ADSs or Ordinary Shares, we will continue to be treated as a PFIC for all succeeding years during which you hold ADSs or Ordinary Shares. If we cease to be a PFIC and you did not previously make a timely “mark-to-market” election as described below, however, you may avoid some of the adverse effects of the PFIC regime by making a “purging election” (as described below) with respect to the ADSs or Ordinary Shares.

If we are a PFIC for your taxable year(s) during which you hold ADSs or Ordinary Shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the ADSs or Ordinary Shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the ADSs or Ordinary Shares will be treated as an excess distribution. Under these special tax rules:

•        the excess distribution or gain will be allocated ratably over your holding period for the ADSs or Ordinary Shares;

•        the amount allocated to your current taxable year, and any amount allocated to any of your taxable year(s) prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and

•        the amount allocated to each of your other taxable year(s) will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the ADSs or Ordinary Shares cannot be treated as capital, even if you hold the ADSs or Ordinary Shares as capital assets.

A U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election under Section 1296 of the US Internal Revenue Code for such stock to elect out of the tax treatment discussed above. If you make a mark-to-market election for first taxable year which you hold (or are deemed to hold) ADSs or Ordinary Shares and for which we are determined to be a PFIC, you will include in your income each year an amount equal to the excess, if any, of the fair market value of the ADSs or Ordinary Shares as of the close of such taxable year over your adjusted basis in such ADSs or Ordinary Shares, which excess will be treated as ordinary income and not capital gain. You are allowed an ordinary loss for the excess, if any, of the adjusted basis of the ADSs or Ordinary Shares over their fair market value as of the close of the taxable year. Such ordinary loss, however, is allowable only to the extent of any net mark-to-market gains on the ADSs or Ordinary Shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the ADSs or Ordinary Shares, are treated as ordinary income. Ordinary loss treatment also applies to any loss realized on the actual sale or disposition of the ADSs or Ordinary Shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such ADSs or Ordinary Shares. Your basis in the ADSs or Ordinary Shares will be adjusted to reflect any such income or loss amounts. If you make a valid mark-to- market election, the tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us, except that the lower applicable capital gains rate for qualified dividend income discussed above under “— Taxation of Dividends and Other Distributions on the ADSs or our Ordinary Shares” generally would not apply.

The mark-to-market election is available only for “marketable stock,” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market (as defined in applicable U.S. Treasury regulations), including the Nasdaq Capital Market. If the ADSs or Ordinary Shares are regularly traded on the Nasdaq Capital Market and if you are a holder of ADSs or Ordinary Shares, the mark-to-market election would be available to you were we to be or become a PFIC.

Alternatively, a U.S. Holder of stock in a PFIC may make a “qualified electing fund” election under Section 1295(b) of the US Internal Revenue Code with respect to such PFIC to elect out of the tax treatment discussed above. A U.S. Holder who makes a valid qualified electing fund election with respect to a PFIC will generally include in gross income for a taxable year such holder’s pro rata share of the corporation’s earnings and profits for the taxable year. The qualified electing fund election, however, is available only if such PFIC provides such U.S. Holder with certain information regarding its earnings and profits as required under applicable U.S. Treasury regulations. We do not currently intend to prepare or provide the information that would enable you to make a qualified electing fund election. If you hold ADSs or Ordinary Shares in any taxable year in which we are a PFIC, you will be required to file U.S. Internal Revenue Service Form 8621 in each such year and provide certain annual information regarding such ADSs or Ordinary Shares, including regarding distributions received on the ADSs or Ordinary Shares and any gain realized on the disposition of the ADSs or Ordinary Shares.

If you do not make a timely “mark-to-market” election (as described above), and if we were a PFIC at any time during the period you hold the ADSs or our Ordinary Shares, then such ADSs or Ordinary Shares will continue to be treated as stock of a PFIC with respect to you even if we cease to be a PFIC in a future year, unless you make a “purging election” for the year we cease to be a PFIC. A “purging election” creates a deemed sale of such ADSs or Ordinary Shares at their fair market value on the last day of the last year in which we are treated as a PFIC. The gain recognized by the purging election will be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above. As a result of the purging election, you will have a new basis (equal to the fair market value of the ADSs or Ordinary Shares on the last day of the last year in which we are treated as a PFIC) and holding period (which new holding period will begin the day after such last day) in your ADSs or Ordinary Shares for tax purposes.

IRC Section 1014(a) provides for a step-up in basis to the fair market value for the ADSs or our Ordinary Shares when inherited from a decedent that was previously a holder of the ADSs or our Ordinary Shares. However, if we are determined to be a PFIC and a decedent that was a U.S. Holder did not make either a timely qualified electing fund election for our first taxable year as a PFIC in which the U.S. Holder held (or was deemed to hold) the ADSs or our Ordinary Shares, or a mark-to-market election and ownership of those ADSs or Ordinary Shares are inherited, a special provision in IRC Section 1291(e) provides that the new U.S. Holder’s basis should be reduced by an amount equal to the Section 1014 basis minus the decedent’s adjusted basis just before death. As such if we are determined to be a PFIC at any time prior to a decedent’s passing, the PFIC rules will cause any new U.S. Holder that inherits the ADSs or our Ordinary Shares from a U.S. Holder to not get a step-up in basis under Section 1014 and instead will receive a carryover basis in those ADSs or Ordinary Shares.

You are urged to consult your tax advisors regarding the application of the PFIC rules to your investment in the ADSs or our Ordinary Shares and the elections discussed above.

Information Reporting and Backup Withholding

Dividend payments with respect to the ADSs or our Ordinary Shares and proceeds from the sale, exchange or redemption of the ADSs or our Ordinary Shares may be subject to information reporting to the

U.S. Internal Revenue Service and possible U.S. backup withholding under Section 3406 of the US Internal Revenue Code with at a current flat rate of 24%. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification on U.S. Internal Revenue Service Form W-9 or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on U.S. Internal Revenue Service Form W-9. U.S. Holders are urged to consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the U.S. Internal Revenue Service and furnishing any required information. We do not intend to withhold taxes for individual shareholders. Transactions effected through certain brokers or other intermediaries, however, may be subject to withholding taxes (including backup withholding), and such brokers or intermediaries may be required by law to withhold such taxes.

Under the Hiring Incentives to Restore Employment Act of 2010, certain U.S. Holders are required to report information relating to the ADSs or our Ordinary Shares, subject to certain exceptions (including an exception for ADSs or Ordinary Shares held in accounts maintained by certain financial institutions), by attaching a complete Internal Revenue Service Form 8938, Statement of Specified Foreign Financial Assets, with their tax return for each year in which they hold ADSs or Ordinary Shares. Failure to report such information could result in substantial penalties. You should consult your own tax advisor regarding your obligation to file a Form 8938.

UNDERWRITING

We will enter into an underwriting agreement with Univest Securities, LLC, as representative of the several underwriters in this offering (the “Representative”), with respect to the ADSs to be sold in this offering. Subject to certain conditions, we will agree to sell to the underwriters, and the underwriters have severally agreed to purchase the number of ADSs provided below opposite their respective names.

Underwriters	Number of ADSs
Univest Securities, LLC
Total

A copy of the form of underwriting agreement will be filed as an exhibit to the registration statement of which this prospectus is part.

The underwriters are offering the ADSs subject to their acceptance of the ADSs from us and subject to prior sale. The underwriting agreement will provide that the obligations of the several underwriters to pay for and accept delivery of the securities offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the securities if any such securities are taken. However, the underwriters are not required to take or pay for the securities covered by the Representative’s over-allotment option described below.

Over-Allotment Option

We have granted the Representative an over-allotment option. This option, which is exercisable for up to 45 days after the date of this prospectus, permits the Representative to purchase a maximum of [•] ADSs (15% of the number of ADSs sold in this offering) from us to cover over-allotments, if any. If the Representative exercises all or part of this option, it will purchase ADSs covered by the option at the public offering price per ADS that appears on the cover page of this prospectus, less the underwriting discount. If this option is exercised in full, the total offering price to the public will be $[•] and the total net proceeds, before expenses, to us will be $[•].

Underwriting Discounts and Expenses

The underwriters have advised us that they propose to offer the ADSs to the public at the public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession. The underwriters may allow, and certain dealers may reallow, a discount from the concession to certain brokers and dealers. After this offering, the initial public offering price, concession, and reallowance to dealers may be changed by the Representative. No such change shall change the amount of proceeds to be received by us as set forth on the cover page of this prospectus. The ADSs are offered by the underwriters as stated herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. The underwriters have informed us that they do not intend to confirm sales to any accounts over which they exercise discretionary authority.

The following table shows the initial public offering price, underwriting discount, and proceeds, before expenses, to us. The information assumes either no exercise or full exercise by the Representative of the over-allotment option.

	Per ADS	Total Without Over-Allotment Option	Total With Full Over-Allotment Option
Initial public offering price	$	$	$
Underwriting discounts(1)	$	$	$
Proceeds, before expenses, to us	$	$	$

____________

(1)      Represents an underwriting discount equal to 7.0% per ADS. The fees do not include the Representative’s Warrants or expense allowance or reimbursement provisions described below.

We have agreed to pay to the underwriters by deduction from the net proceeds of the offering contemplated herein, a non-accountable expense allowance equal to 1% of the gross proceeds received by us from the sale of the ADSs.

We have agreed to reimburse the underwriters for certain out-of-pocket expenses incurred by them, up to an aggregate of $250,000 (including the Advance (as defined below)), including fees and disbursements of their counsel, with respect to this offering. We have paid an expense deposit of $30,000 (the “Advance”) to the Representative, which will be applied against the out-of-pocket accountable expenses that will be reimbursed by us in connection with this offering. Any portion of the Advance will be returned to us in the event it is not actually incurred in accordance with FINRA Rule 5110(g)(4)(A).

We estimate that expenses payable by us in connection with this offering, other than the underwriting discounts referred to above and underwriter expense allowance and reimbursement, will be approximately $[•].

Representative’s Warrants

We have also agreed to issue to the Representative warrants to purchase up to a number of ADSs equal to 5.0% of the total number of ADSs sold in this offering, including any ADSs issued upon exercise of the Representative’s over-allotment option. The Representative’s Warrants and the Ordinary Shares underlying ADSs issuable upon exercise of such Representative’s Warrants are included in this prospectus.

The Representative’s Warrants will have an exercise price per ADS equal to 120% of the initial public offering price per ADS in this offering. The Representative’s Warrants are exercisable during the five-year period commencing on the date of commencement of sales of the securities in this offering. The Representative’s Warrants and the ADSs underlying the warrants have been deemed compensation by FINRA and are therefore subject to a 180-day lock-up pursuant to FINRA Rule 5110(e)(1). The Representative (or permitted assignees under FINRA Rule 5110(e)(1)) may not sell, transfer, assign, pledge, or hypothecate the Representative’s Warrants or the ADSs underlying the Representative’s Warrants, nor will they engage in any hedging, short sale, derivative, put, or call transaction that would result in the effective economic disposition of the Representative’s Warrants or the underlying ADSs for a period of 180 days beginning on the commencement of sales in the offering, except as permitted by FINRA Rule 5110(e)(2). The Representative’s Warrants will provide for adjustment in the number and price of such warrants and the ADSs underlying such warrants in the event of recapitalization, merger, or other structural transaction to prevent mechanical dilution.

Tail Financing

The Representative will be entitled to a cash fee equal to 7.0% of the gross proceeds received by us from the sale of any equity, debt, and/or equity derivative instruments to any investor actually introduced by the Representative to us during the Engagement Period (as defined in the Engagement Letter defined below), in connection with any public or private financing or capital raise (each a “Tail Financing”), and such Tail Financing is consummated at any time during the Engagement Period or within the 12-month period following the expiration or termination of the Engagement Period, provided that such Tail Financing is by a party actually introduced to us in an offering in which we have direct knowledge of such party’s participation.

Right of First Refusal

We have agreed to grant to the Representative for a period of 18 months from the closing of this offering, the right to provide investment banking services in all matters for which investment banking services are sought, on an exclusive basis (such right, the “Right of First Refusal”), which right is exercisable in the Representative’s sole discretion. For these purposes, investment banking services shall include, without limitation, (a) acting as lead or joint lead manager for any underwritten public offering; (b) acting as a lead or joint book-runner and/or lead or joint placement agent, initial purchaser in connection with any private offering of securities of the Company; and (c) acting as financial advisor in connection with any sale or other transfer by us, directly or indirectly, of a majority or controlling portion of our capital shares or assets to another entity, any purchase or other transfer by another entity, directly or indirectly, of a majority or controlling portion of our capital shares or assets, and any merger or consolidation of our Company with another entity. The Representative shall notify us of its intention to exercise its Right of First Refusal within 15 business days following notice in writing by us. The Right of First Refusal is subject to FINRA Rule 5110(g)(5), including that it may be terminated by us for “cause” as specified in the engagement letter between us and the Representative dated January 23, 2023.

Indemnification

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act and liabilities arising from breaches of representations and warranties contained in the underwriting agreement, or to contribute to payments that the underwriters may be required to make in respect of those liabilities.

Lock-Up Agreements

We have agreed not to, without the prior written consent of the Representative, for a period of six months from the date of this prospectus, subject to certain exceptions, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right, or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any of the ADSs, our Ordinary Shares, or securities convertible into or exercisable or exchangeable for the ADSs or our Ordinary Shares; (ii) file or cause to be filed any registration statement with the SEC relating to the offering of the ADSs, our Ordinary Shares, or securities convertible into or exercisable or exchangeable for the ADSs or our Ordinary Shares; (iii) complete any offering of debt securities, other than entering into a line of credit with a traditional bank, or (iv) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of capital shares of our Company, whether any such transaction described in clause (i), (ii), (iii), or (iv) above is to be settled by delivery of capital shares of our Company or such other securities, in cash, or otherwise.

Furthermore, each of our directors, executive officers, and owners of five percent (5%) of the Company’s securities (including warrants, options, convertible securities, and ordinary shares of the Company) and substantially all of the Company’s pre-offering shareholders of the Company’s outstanding shares as of the date of this prospectus has agreed to enter into a lock-up agreement, pursuant to which each such person agrees not to, without the prior written consent of the Representative, for a period of six months from the date of this prospectus, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right, or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any of the ADSs, our Ordinary Shares, or securities convertible into or exercisable or exchangeable for the ADSs or our Ordinary Shares, subject to certain exceptions. The Representative has no present intention to waive or shorten the lock-up period; however, the terms of the lock-up agreements may be waived at its discretion. In determining whether to waive the terms of the lock-up agreements, the Representative may base its decision on its assessment of the relative strengths of the securities markets and companies similar to ours in general, and the trading pattern of, and demand for, our securities in general.

Listing

We intend to apply to list the ADSs on the Nasdaq Capital Market under the symbol “[•].” At this time, Nasdaq has not yet approved our application to list the ADSs, and there is no guarantee or assurance that the ADSs will be approved for listing on Nasdaq.

Price Stabilization, Short Positions, and Penalty Bids

In connection with the offering, the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions, and penalty bids in accordance with Regulation M under the Exchange Act:

•        Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•        Over-allotment transactions involve sales by the underwriters of ADSs in excess of the number of ADSs the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of ADSs over-allotted by the underwriters is not greater than the number of ADSs that they may purchase in the over-allotment option. In a naked short position, the number of ADSs involved is greater than the number of ADSs in the over-allotment option. The underwriters may close out any covered short position by either exercising the over-allotment option and/or purchasing ADSs in the open market.

•        Syndicate covering transactions involve purchases of ADSs in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of ADSs to close out the short position, the underwriters will consider, among other things, the price of ADSs available for purchase in the open market as compared to the price at which they may purchase ADSs through the over-allotment option. If the underwriters sell more ADSs than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying ADSs in the open market.

A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the ADSs in the open market after pricing that could adversely affect investors who purchase in the offering.

•        Penalty bids permit the Representative to reclaim a selling concession from a syndicate member when the ADSs originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, over-allotment transactions, syndicate covering transactions, and penalty bids may have the effect of raising or maintaining the market price of the ADSs or preventing or retarding a decline in the market price of the ADSs. As a result, the price of the ADSs may be higher than the price that might otherwise exist in the open market. Neither we nor the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the ADSs. In addition, neither we nor the underwriters make any representations that the underwriters will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.

Electronic Distribution

A prospectus in electronic format may be made available on websites or through other online services maintained by one or more of the underwriters of this offering, or by their affiliates. Other than the prospectus in electronic format, the information on any underwriter’s website and any information contained in any other website maintained by an underwriter is not part of this prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or any underwriter in its capacity as underwriter, and should not be relied upon by investors.

Determination of the Initial Public Offering Price

Prior to this offering, there has not been a public market for the ADSs. The initial public offering price of the ADSs offered by this prospectus has been determined by negotiation between us and the underwriters. Among the factors considered in determining the initial public offering price of the ADSs were:

•        Our history and our prospects;

•        Our financial information and historical performance;

•        The industry in which we operate;

•        The status and development prospects for our services;

•        The experience and skills of our senior management; and

•        The general condition of the securities markets at the time of this offering.

We offer no assurances that the public offering price will correspond to the price at which the ADSs will trade in the public market subsequent to this offering or that an active trading market for the ADSs will develop and continue after this offering.

Selling Restrictions Outside the United States

No action may be taken in any jurisdiction other than the United States that would permit a public offering of the ADSs or the possession, circulation, or distribution of this prospectus in any jurisdiction where action for that purpose is required. Accordingly, the ADSs may not be offered or sold, directly or indirectly, and neither the prospectus nor any other offering material or advertisements in connection with the ADSs may be distributed or published in or from any country or jurisdiction except under circumstances that will result in compliance with any applicable laws, rules and regulations of any such country or jurisdiction.

Notice to Prospective Investors in Canada

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment hereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 (or, in the case of securities issued or guaranteed by the government of a non- Canadian jurisdiction, section 3A.4) of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

The ADSs may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the ADSs must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Notice to Prospective Investors in Japan

The ADSs have not been and will not be registered under the Financial Instruments and Exchange Act of Japan, and may not be offered or sold, directly or indirectly, in Japan or to or for the benefit of any resident of Japan (including any person resident in Japan or any corporation or other entity organized under the laws of Japan) or to others for re-offering or re-sale, directly or indirectly, in Japan or to or for the benefit of any resident of Japan, except (1) pursuant to an exemption from the registration requirements of the Financial Instruments and Exchange Act of Japan and (2) otherwise in compliance with the Financial Instruments and Exchange Act of Japan and other relevant laws, regulations, and governmental guidelines of Japan.

Notice to Prospective Investors in the People’s Republic of China

This prospectus may not be circulated or distributed in China and the ADSs may not be offered or sold, and will not offer or sell to any person for re-offering or resale directly or indirectly to any resident of China except pursuant to applicable laws, rules, and regulations of China. For the purpose of this paragraph only, China does not include Taiwan and the special administrative regions of Hong Kong and Macau.

Notice to Prospective Investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the ADSs may not be circulated or distributed, nor may the Ordinary Shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to compliance with conditions set forth in the SFA.

Notice to Prospective Investors in Hong Kong

The ADSs may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong) and no advertisement, invitation, or document relating to the ADSs be issued or may be in possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to the ADSs which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Notice to Prospective Investors in Taiwan, the Republic of China

The ADSs have not been and will not be registered with the Financial Supervisory Commission of Taiwan pursuant to relevant securities laws and regulations and may not be offered or sold in Taiwan through a public offering or in any manner which would constitute an offer within the meaning of the Securities and Exchange Act of Taiwan or would otherwise require registration with or the approval of the Financial Supervisory Commission of Taiwan.

EXPENSES RELATING TO THIS OFFERING

Set forth below is an itemization of the total expenses, excluding underwriting discounts that we expect to incur in connection with this offering. With the exception of the SEC registration fee, the FINRA filing fee, and the Nasdaq Capital Market listing fee, all amounts are estimates.

Securities and Exchange Commission Registration Fee	$
Nasdaq Capital Market Listing Fee	$
FINRA Filing Fee	$
Legal Fees and Expenses	$
Accounting Fees and Expenses	$
Printing and Engraving Expenses	$
Underwriter Out-of-Pocket Accountable Expenses	$
Investor Relations Fee	$
Miscellaneous Expenses	$
Total Expenses	$

These expenses will be borne by us. Underwriting discounts will be borne by us in proportion to the numbers of ADSs sold in the offering.

LEGAL MATTERS

We are being represented by Hunter Taubman Fischer & Li LLC with respect to certain legal matters as to United States federal securities and New York State law. The validity of the Ordinary Shares represented by the ADSs offered in this offering and certain other legal matters as to Japanese law will be passed upon for us by Nishimura & Asahi. Sullivan & Worcester LLP is acting as counsel to the Representative in connection with this offering.

EXPERTS

The financial statements for the fiscal years ended September 30, 2022 and 2021, included in this prospectus have been so included in reliance on the report of WWC, P.C., an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting. The office of WWC, P.C. is located at 2010 Pioneer Ct, San Mateo, CA 94403.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form F-1, of which this prospectus forms a part, including relevant exhibits, under the Securities Act with respect to the underlying Ordinary Shares represented by the ADSs to be sold in this offering. We have also filed a related registration statement on Form F-6 with the SEC to register the ADSs. This prospectus, which constitutes a part of the registration statement on Form F-1, does not contain all of the information contained in the registration statement. You should read our registration statements and their exhibits and schedules for further information with respect to us and the ADSs.

Immediately upon the effectiveness of the registration statement on Form F-1 of which this prospectus forms a part, we will become subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we will be required to file reports, including annual reports on Form 20-F, and other information with the SEC. All information filed with the SEC can be obtained over the internet at the SEC’s website at www.sec.gov. You can request copies of documents, upon payment of a duplicating fee, by writing to the SEC.

HW Electro Co., Ltd.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To:    The Board of Directors and Shareholders of
HW Electro Co., Ltd.

Opinion on the Financial Statements

We have audited the accompanying balance sheets of HW Electro Co., Ltd. (the “Company”) as of September 30, 2022 and 2021, and the related statements of operations and comprehensive loss, changes in shareholders’ equity, and cash flows for each of the years in the two-year period ended September 30, 2022, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2022 and 2021, and the results of its operations and its cash flows for each of the years in the two-year period ended September 30, 2022, in conformity with accounting principles generally accepted in the United States of America.

Explanatory Paragraph — Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note 2, the Company has a significant working capital deficiency, has incurred significant losses and needs to raise additional funds to meet its obligations and sustain its operations. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ WWC, P.C.

WWC, P.C.

Certified Public Accountants

PCAOB ID No.1171

We have served as the Company’s auditor since 2023.

San Mateo, California

June 30, 2023

HW ELECTRO CO., LTD
BALANCE SHEETS
(Currency expressed in United States Dollars (“$”))

	As of September 30,
	2022	2021
	$	$
Assets
Current assets:
Cash	3,772	115,386
Accounts receivable, net	45,064	—
Inventories	1,439,768	135,385
Prepayments – related party	96,745	547,758
Prepayments – third party	15,321	19,455
Total current assets	1,600,670	817,984

Property, plant and equipment, net	2,209,674	410,522
Operating lease right-of-use assets	335,543	114,591
Cost method investment	3,455	—
Deferred tax assets, net	838,228	286,099
Other non-current assets	83,566	6,131
Total non-current assets	3,470,466	817,343
TOTAL ASSETS	5,071,136	1,635,327

Liabilities
Current liabilities:
Bank loans – current	28,516	—
Loans Payable – Third Party	790,450	448,430
Loans Payable – Financial Institution, current portion, net	7,719	—
Accounts payable	964,835	2,910
Accruals and other current liabilities	372,542	183,288
Contract liabilities	35,243	—
Amount due to related party	511,368	560,538
Finance lease obligation, current portion	35,089	40,160
Operating leases payable – current	179,827	83,609
Warranty liabilities – current	2,643	—
Income taxes payable	23,616	11,782
Total current liabilities	2,951,848	1,330,717

Loans Payable – Financial Institution, net of current portion, net	61,385	—
Finance lease obligation, net of current portion	105,897	159,488
Operating leases payable – non-current	155,716	30,982
Warranty liabilities – non-current	5,285	—
Other non-current liabilities	17,275	—
Total non-current liabilities	345,558	190,470
TOTAL LIABILITIES	3,297,406	1,521,187

HW ELECTRO CO., LTD
BALANCE SHEETS — (Continued)
(Currency expressed in United States Dollars (“$”))

	As of September 30,
	2022	2021
	$	$
Commitments and contingencies	—	—

Shareholders’ equity
Ordinary Shares, 100,000,000 shares authorized; 13,730,358 and 12,312,500 shares issued and outstanding as of September 30, 2022 and 2021, respectively	2,419,371	921,797
Series A convertible preferred shares; 3,000,000 shares authorized, 1,428,571 shares and NIL shares issued and outstanding as of September 30, 2022 and 2021, respectively	437,675	—
Shares to be issued	241,865	—
Additional paid-in capital	5,542,760	840,694
Accumulated deficits	(6,400,938)	(1,700,325)
Accumulated other comprehensive (loss) income	(467,003)	51,974
Total shareholders’ equity	1,773,730	114,140
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	5,071,136	1,635,327

The accompanying notes are an integral part of these financial statements.

HW ELECTRO CO., LTD
STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
(Currency expressed in United States Dollars (“$”))

	For the years ended September 30,
	2022	2021
	$	$
Revenue	442,789	—
Cost of revenue	(303,646)	—
Gross profit	139,143	—

Operating expenses:
Research and development expenses	(124,734)	(601,945)
Selling, general and administrative expenses	(2,433,041)	(1,050,941)
Share-based compensation expense	(2,766,817)	(145)
Total operating expenses	(5,324,592)	(1,653,031)
Loss from operations	(5,185,449)	(1,653,031)

Other income (expense):
Interest income	230	357
Interest expenses	(63,386)	(7,107)
Other (expenses)/income	(137,418)	3,647
Total other expense, net	(200,574)	(3,103)

Loss before income taxes	(5,386,023)	(1,656,134)
Current	(31,512)	(12,859)
Deferred	716,922	296,444
Total provision for income tax	685,410	283,585
Net loss	(4,700,613)	(1,372,549)

Other comprehensive (loss) income
Foreign currency translation adjustment	(518,977)	38,351
Total comprehensive loss	(5,219,590)	(1,334,198)

Loss per share:
basic and diluted	(0.35)	(0.13)
Weighted average shares outstanding used in calculating basic and diluted loss per share
basic and diluted	13,290,778	10,582,877

The accompanying notes are an integral part of these financial statements.

HW ELECTRO CO., LTD
STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(Currency expressed in United States Dollars (“$”), except for number of shares)

	Convertible Preferred Shares		Ordinary shares		Shares to be issued	Additional paid-in capital	Accumulated other comprehensive income (loss)	Accumulated deficits	Total shareholders’ equity
	No. of shares	Par Value	No. of shares	Par Value
Balance as of October1, 2020	—	$—	10,000,000	$81,248	$—	$—	$13,623	$(327,776)	$(232,905)
Issuance of ordinary shares for cash	—	—	1,500,000	547,887	—	547,887	—	—	1,095,774
Debt-to-equity conversion	—	—	812,500	292,662	—	292,662	—	—	585,324
Net loss	—	—	—	—	—	—	—	(1,372,549)	(1,372,549)
Share based compensation	—	—	—	—	—	145	—	—	145
Foreign currency translation adjustment	—	—	—	—	—	—	38,351	—	38,351
Balance as of September 30, 2021	—	—	12,312,500	921,797	—	840,694	51,974	(1,700,325)	114,140
Issuance of ordinary shares for cash	—	—	867,858	1,019,255	—	1,019,255	—	—	2,038,510
Debt-to-equity conversion	—	—	550,000	478,319	—	478,319	—	—	956,638
Capital contribution	1,428,571	437,675	—	—	—	437,675	—	—	875,350
Net loss	—	—	—	—	—	—	—	(4,700,613)	(4,700,613)
Share based compensation	—	—	—	—	—	2,766,817	—	—	2,766,817
Advance received from investor	—	—	—	—	241,865	—	—	—	241,865
Foreign currency translation adjustment	—	—	—	—	—	—	(518,977)	—	(518,977)
Balance as of September 30, 2022	1,428,571	437,675	13,730,358	2,419,371	241,865	5,542,760	(467,003)	(6,400,938)	1,773,730

The accompanying notes are an integral part of these financial statements.

HW ELECTRO CO., LTD AND ITS SUBSIDIARIES
STATEMENTS OF CASH FLOWS
(Currency expressed in United States Dollars (“$”))

	For the years ended September 30,
	2022	2021
	$	$
CASH FLOWS FROM OPERATING ACTIVITIES:
Net Loss	(4,700,613)	(1,372,549)
Adjustment to reconcile net loss to net cash generated from operating activities:
Depreciation	253,956	36,362
Loss on disposal of property, plant and equipment	2,701	—
Deferred tax provision	(716,922)	(296,444)
Share-based compensation expense	2,766,817	145
Provision for warranty liabilities	7,928	—

Changes in operating assets and liabilities:
Accounts receivable, net	(45,064)	—
Inventories	(1,304,383)	(135,385)
Prepayments – related party	451,013	(547,758)
Prepayments – third party	4,134	(19,455)
Other non-current assets	(77,435)	(6,131)
Accounts payable	961,925	2,910
Accruals and other current liabilities	206,529	183,257
Contract liabilities	35,243	—
Amount due to related party	(49,170)	300,072
Income taxes payable	11,834	11,782
Cash used in operating activities	(2,191,507)	(1,843,194)

Purchase of property, plant and equipment	(2,476,730)	(210,965)
Purchase of cost method investment	(3,455)	—
Proceeds from disposal of property, plant and equipment	43,304	—
Cash used in investing activities	(2,436,881)	(210,965)

Proceeds from loans payable – third party	1,298,658	1,033,754
Proceeds from loans payable – financial institution	69,104	—
Proceeds from bank loan – current	28,516	—
Repayments of finance lease obligation	(38,662)	(36,268)
Proceeds from shares to be issued	241,865	—
Proceeds from issuance of preference shares	875,350	—
Proceeds from issuance of shares	2,038,510	1,095,774
Cash provided by financing activities	4,513,341	2,093,260

Foreign currency effect	3,433	48,693
Net change in cash	(111,614)	87,794

Cash as of beginning of the year	115,386	27,592
Cash as of the end of the year	3,772	115,386
Net (decrease)/increase in cash	(111,614)	87,794

Supplementary disclosure of cash flows information
Cash paid for interest	18,216	7,085
Cash paid for taxes	19,678	1,077

Supplementary disclosure on non-cash flows information
Operating lease right-of-use assets obtained in exchange for operating lease liabilities	749,979	387,614

The accompanying notes are an integral part of these financial statements.

HW ELECTRO CO., LTD
NOTES TO FINANCIAL STATEMENTS

1. ORGANIZATION AND PRINCIPAL ACTIVITIES

On May 24, 2019, HW Electro Co., Ltd. (the “Company”) was incorporated in Japan. The Company’s principal executive offices are located in Tokyo, of Japan. The Company is principally engaged in the business of importing and selling high-performance fully electric light commercial vehicles. The Company conducts its operations wholly in Japan and has no subsidiary.

2. LIQUIDITY AND GOING CONCERN

The accompanying financial statements have been prepared in conformity with U.S. GAAP which contemplates continuation of the Company on a going concern basis. The going concern basis assumes that assets are realized, and liabilities are settled in the ordinary course of business at amounts disclosed in the financial statements. The Company’s ability to continue as a going concern depends upon its ability to market and sell its products to generate positive operating cash flows. For the year ended September 30, 2022, the Company reported net loss of $4,700,613. As of September 30, 2022, the Company’s working capital deficit was $1,351,178. In addition, the Company had net cash outflows of $2,191,507 from operating activities for the year ended September 30, 2022. These conditions give rise to substantial doubt as to whether the Company will be able to continue as a going concern.

To sustain its ability to support the Company’s operating activities, the Company may have to consider supplementing its available sources of funds through the following sources:

•        cash generated from operations;

•        other available sources of financing from Japan banks and other financial institutions; and

•        financial support from the Company’s related party and shareholders.

Management has commenced a strategy to raise debt and equity. However, there can be no certainty that these additional financings will be available on acceptable terms or at all. If management is unable to execute this plan, there would likely be a material adverse effect on the Company’s business. All of these factors raise substantial doubt about the ability of the Company to continue as a going concern. The financial statements for the years ended September 30, 2022 and 2021 have been prepared on a going concern basis and do not include any adjustments to reflect the possible future effects on the recoverability and classifications of assets or the amounts and classifications of liabilities that may result from the inability of the Company to continue as a going concern.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)    Basis of presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and pursuant to the regulations of the Securities and Exchange Commission (the “SEC”).

(b)    Use of estimates and assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. The most significant estimates relate to useful lives for property, plant and equipment, assumptions used in assessing right of use assets, allowance for uncollectible accounts receivable, inventories valuation, impairment of long-lived assets, property, plant and equipment, provision of warranty liabilities, valuation allowance for deferred tax asset and uncertain tax position. Actual results could vary from the estimates and assumptions that were used.

(c)     Risks and uncertainties

Political and economic risk

All of the Company’s assets were located in Japan and all of the Company’s revenue was generated in Japan. Accordingly, the Company’s business, financial condition, and results of operations may be influenced by political, economic, and legal environments in Japan, as well as by the general state of Japan economy. The Company’s results

HW ELECTRO CO., LTD
NOTES TO FINANCIAL STATEMENTS

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

may be adversely affected by changes in the political, regulatory, and social conditions in Japan. Although the Company has not experienced losses from these situations and believes that it is in compliance with existing laws and regulations, including its organization and structure disclosed in Note 1, such experience may not be indicative of future results.

Credit risk

As of September 30, 2022 and 2021, $3,772 and $115,386 of the Company’s cash was on deposit at financial institutions in Japan, respectively, which were insured by the Deposit Insurance Corporation of Japan subject to certain limitations. The Company has not experienced any losses in such accounts.

Accounts receivables are typically unsecured and derived from revenue earned from customers, thereby exposed to credit risks. The risk is mitigated by the Company’s assessment of its customers’ creditworthiness and its ongoing monitoring of outstanding balances.

Concentration of customers

As of September 30, 2022, two major clients was recorded $24,396 and $20,668, accounted for 54% and 46% of the Company’s total accounts receivable.

For the year ended September 30, 2022, the most major client, which is in the logistic industry, was recorded $138,921, accounted for 32% of the Company’s total revenues, the second major client, which is the government agency, was recorded $54,277, accounted for 12% of the Company’s total revenues.

Concentration of suppliers

As of September 30, 2022 and 2021, the most major supplier was recorded $770,758 and Nil, accounted for 80% and 0% of the Company’s total accounts payable, respectively.

For the years ended September 30, 2022 and 2021, the most major supplier, which is in the car manufacture business, was recorded $1,015,106 and Nil, accounted for 53% and 0% of the Company’s total purchases, respectively.

(d)    Foreign currency translation

The Company maintains its books and record in its local currency, Japanese yen (“JPY”), which is a functional currency as being the primary currency of the economic environment in which its operation is conducted. Transactions denominated in currencies other than the functional currency are translated into the functional currency at the exchange rates prevailing at the dates of the transaction. Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency using the applicable exchange rates at the balance sheet dates. The resulting exchange differences are recorded in the statements of operations and comprehensive loss.

The reporting currency of the Company is the United States Dollars (“US$”) and the accompanying financial statements have been expressed in US$. In accordance with ASC Topic 830-30, “Translation of Financial Statement,” assets and liabilities of the Company are translated into US$, using the exchange rate on the balance sheet date. Revenue and expenses are translated at the average rates prevailing during the period. Shareholders’ equity is translated at the historical exchange rate at the time of transaction. Because cash flows are translated based on the average translation rate, amounts related to assets and liabilities reported on the statement of cash flows will not necessarily agree with changes in the corresponding balances on the balance sheet. Gains and losses resulting from the translations of foreign currency transactions and balances are reflected in the results of operations.

The value of foreign currencies including, the JPY, may fluctuate against the U.S. Dollar. Any significant variations of the aforementioned currencies relative to the U.S. Dollar may materially affect the Company’s financial condition in terms of reporting in U.S. Dollar.

The following table outlines the currency exchange rates that were used in preparing the accompanying financial statements:

	September 30,
	2022	2021
$ to JPY Year-end Spot Rate	144.71	111.50
$ to JPY Average Rate	124.70	107.61

HW ELECTRO CO., LTD
NOTES TO FINANCIAL STATEMENTS

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(e)     Fair value of financial instruments

Accounting guidance defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Company considers the principal or most advantageous market in which it would transact, and it considers assumptions that market participants would use when pricing the asset or liability.

Accounting guidance establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Accounting guidance establishes three levels of inputs that may be used to measure fair value:

•        Level 1 applies to assets or liabilities for which there are quoted prices, in active markets for identical assets or liabilities.

•        Level 2 applies to assets or liabilities for which there are inputs other than quoted prices included within Level 1 that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical asset or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

•        Level 3 applies to asset or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

Cash, accounts receivable, net, other current assets, bank loans, short-term loan, long-term loan, accounts payable, accruals and other current liabilities, amount due to related party are financial assets and liabilities and are subject to fair value measurement; however, because of their being short period of time between the origination of such instruments and their expected realization and their current market rates of interest management believes their carrying values approximate their fair value.

(f)     Related parties

We adopted ASC 850, Related Party Disclosures, for the identification of related parties and disclosure of related party transactions.

(g)    Cash

Cash consist of cash on hand, the Company’s demand deposit placed with financial institutions, which have original maturities of less than three months and unrestricted as to withdrawal and use. Deposits are held at highly liquid and well capitalized financial institutions. Risk of loss is not expected by management. The Company maintains all of its bank accounts in Japan. Cash balances in bank accounts in Japan are insured by the Deposit Insurance Corporation of Japan subject to certain limitations. The cash balance was $3,772 and $115,386 as of September 30, 2022 and 2021, respectively.

(h)    Accounts Receivable and allowance for doubtful accounts

Accounts receivable, net are stated at the original amount less an allowance for expected credit loss on such receivables. The allowance for expected credit loss is estimated based upon the Company’s assessment of various factors including historical experience, the age of the accounts receivable balances, current general economic conditions, future expectations and customer specific quantitative and qualitative factors that may affect the Company’s customers’ ability to pay. Accounts are considered overdue after 30 days. An allowance is also made when there is objective evidence for the Company to reasonably estimate the amount of probable loss. As of September 30, 2022 and 2021, the Company made nil allowance for doubtful accounts for accounts receivable.

HW ELECTRO CO., LTD
NOTES TO FINANCIAL STATEMENTS

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(i)     Prepayments

Prepayments are mainly payments made to vendors or services providers for future services that have not been provided and prepaid rent. These amounts are refundable and bear no interest. Management reviews its prepayments on a regular basis to determine if the allowance is adequate and adjusts the allowance when necessary. As of September 30, 2022 and 2021, no allowance was deemed necessary.

(j)     Inventories

Inventories are measured at the lower of cost and net realizable value. Net realizable value is the estimated selling price in the ordinary course of business less cost to sell, and considers general market and economic conditions, periodic reviews of current profitability of vehicles. The cost of inventories is based on the first-in-first-out method, and includes expenditure incurred in acquiring the inventories, production or conversion costs and other costs incurred in bringing them to their existing location and condition. In the case of manufactured inventories and work in progress, cost includes an appropriate share of production overheads based on normal operating capacity. The Company records adjustments to its inventories for estimated obsolescence or diminution in net realizable value equal to the difference between the cost of the inventories and the estimated net realizable value. At the point of loss recognition, the Company may need to consider if any impairment of the inventories at year end, and subsequent changes in facts and circumstances do not result in the restoration or increase in that newly established cost basis. For all periods presented, there were no inventories reserves recognized.

(k)     Property, plant and equipment, net

Property, plant and equipment are stated at cost less accumulated depreciation and impairment, if any, and depreciated on a straight-line basis or declining balance method over the estimated useful lives of the assets. Cost represents the purchase price of the asset and other costs incurred to bring the asset into its intended use. Property under finance leases and the related obligation for future lease payments are recorded at an amount equal to the initial present value of those lease payments, and the depreciation on a straight-line method over the lease term. Estimated useful lives are as follows:

Category	Estimated useful life
Buildings	15 – 20 years
Leasehold improvements	Shorter of the estimated useful life or remaining lease term
Machinery and equipment	2 – 8 years
Motor vehicle	1 – 3 years

Expenditure for repair and maintenance costs, which do not materially extend the useful lives of the assets, are charged to expenses as incurred, whereas the expenditure for major renewals and betterment that substantially extends the useful lives of property and equipment are capitalized as additions to the related assets. Retirements, sales and disposals of assets are recorded by removing the costs, accumulated depreciation and impairment with any resulting gain or loss recognized in the statements of operations and comprehensive loss.

Cost of construction-in-progress includes the cost directly attributable to the construction of showroom. Construction in progress is not depreciated.

(l)     Cost method investment

The Company accounts for investment with less than 20% of the voting shares and does not have the ability to exercise significant influence over operating and financial policies of the investee using the cost method. The Company records cost method investment at the historical cost in its financial statements and subsequently records any dividends received from the net accumulated earrings of the investee as income. Dividends received in excess of earnings are considered a return of investment and are recorded as reduction in the cost of the investment.

Cost method investment are evaluated for impairment when facts or circumstances indicate that the fair value of the long-term investment is less than its carrying value. An impairment is recognized when a decline in fair value is determined to be other-than-temporary. The Company reviews several factors to determine whether a loss is other-than-temporary.

HW ELECTRO CO., LTD
NOTES TO FINANCIAL STATEMENTS

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

These factors include, but are not limited to, the: (i) nature of the investment; (ii) cause and duration of the impairment; (iii) extent to which fair value is less than cost; (iv) financial condition and near term prospects of the investment; and (v) ability to hold the security for a period of time sufficient to allow for any anticipated recovery in fair value. No event had occurred and indicated that other-than-temporary impairment existed and therefore the Company did not record any impairment charges for its investment for the years ended September 30, 2022 and 2021.

(m)    Impairment of long-lived assets

The Company evaluates its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, the Company measures impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Company would recognize an impairment loss, which is the excess of carrying amount over the fair value of the assets, using the expected future discounted cash flows. No impairment of long-lived assets was recognized for the years ended of September 30, 2022 and 2021.

(n)    Product warranties

The estimated costs related to product warranties are accrued at the time products are sold and are charged to cost of revenue in the financial statement. These estimates are established using historical information on the nature, frequency and average cost of claims of each vehicle line or each model year of the vehicle line and assumptions about future activity and events. Revisions are made when necessary and are based on changes in these factors.

(o)    Contract liabilities

A contract liability is recognized when the customer pays non-refundable consideration before the Company recognizes the related revenue. A contract liability would also be recognized if the Company has an unconditional right to receive nonrefundable considerations before the Company recognizes the related revenue. In such cases, a corresponding receivable would also be recognized.

(p)    Commitments and contingencies

In the normal course of business, the Company is subject to commitments and contingencies, including operating lease commitments, legal proceedings and claims arising out of its business that relate to a wide range of matters, such as government investigations and tax matters. The Company recognizes a liability for such contingency if it determines it is probable that a loss will occur, and a reasonable estimate of the loss can be made. The Company may consider many factors in making these assessments on liability for contingencies, including historical and the specific facts and circumstances of each matter.

(q)    Revenue recognition

The Company adopted Accounting Standards Codification 606, Revenue from Contracts with Customers (“ASC 606”), for reporting periods beginning.

The Company recognizes revenue as it satisfies a performance obligation when its client obtains control of promised goods in an amount that reflects the consideration the entity expects to receive in exchange for those goods. To determine revenue recognition for arrangements that an entity determines are within the scope of ASC Topic 606, Revenue from Contracts with Customers (“ASC 606”), the entity performs the following five steps: (i) identify the contract(s) with a customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price, including variable consideration, if any; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when (or as) the entity satisfies a performance obligation. The Company only applies the five-step model to contracts when it is probable that the entity will collect the consideration to which it is entitled in exchange for the goods it transfers to the client.

The Company is a principal and records revenue on a gross basis when the Company is primarily responsible for fulfilling the delivery of goods, has discretion in establishing pricing, and controls the promised good before transferring those goods to clients.

HW ELECTRO CO., LTD
NOTES TO FINANCIAL STATEMENTS

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Automotive net sales and revenue represents the amount of consideration to which we expect to be entitled in exchange for vehicle. The consideration recognized represents the amount received, typically shortly after the sale to a customer, net of estimated dealer and customer sales incentives we reasonably expect to pay. Significant factors in determining our estimates of incentives include forecasted sales volume, product mix and the rate of customer acceptance of incentive programs, all of which are estimated based on historical experience and assumptions concerning future customer behaviour and market conditions. Subsequent adjustments to incentive estimates are possible as facts and circumstances change over time. A portion of the consideration received is deferred for separate performance obligations, such as maintenance, services and vehicle connectivity, that will be provided to our customers at a future date. Taxes assessed by various government entities, such as sales, use and value-added taxes, collected at the time of the vehicle sale are excluded from Automotive net sales and revenue. Costs for shipping and handling activities that occur after control of the vehicle transfers to the dealer are recognized at the time of sale and presented in Automotive and other cost of sales.

Revenue from sales of goods in the ordinary course of business is recognized when the Company satisfies a performance obligation (“PO”) by transferring control of a promised good to the customer. The amount of revenue recognized is the amount of the transaction price allocated to the satisfied PO.

The transaction price is allocated to each PO in the contract on the basis of the relative stand-alone selling prices of the promised goods. The individual standalone selling price of a good that has not previously been sold on a stand-alone basis, or has a highly variable selling price, is determined based on the residual portion of the transaction price after allocating the transaction price to goods with observable stand-alone selling price. A discount or variable consideration is allocated to one or more, but not all, of the performance obligations if it relates specifically to those performance obligations.

Transaction price is the amount of consideration in the contract to which the Company expects to be entitled in exchange for transferring the promised goods. The transaction price may be fixed or variable and is adjusted for time value of money if the contract includes a significant financing component. Consideration payable to a customer is deducted from the transaction price if the Company does not receive a separate identifiable benefit from the customer. When consideration is variable, if applicable, the estimated amount is included in the transaction price to the extent that it is highly probable that a significant reversal of the cumulative revenue will not occur when the uncertainty associated with the variable consideration is resolved.

Revenue may be recognized at a point in time or over time following the timing of satisfaction of the PO. If a PO is satisfied over time, revenue is recognized based on the percentage of completion reflecting the progress towards complete satisfaction of that PO. Typically, POs for products where the process is described as below, the PO is satisfied at point in time.

For the sales of electric light commercial vehicle products, the Company typically receives purchase orders from its customers which will set forth the terms and conditions including the transaction price, products to be delivered, terms of delivery, and terms of payment. The terms serve as the basis of the performance obligations that the Company must fulfill in order to recognize revenue. The key performance obligation is the delivery of the EV to the customer at their location at which point the title to that asset passes to the customer.

(r)     Cost of revenue

Cost of revenue mainly consists of raw material costs, labor costs, sub-contracting costs, warranty costs and production overhead.

(s)     Research and development expenses

Research and development expenses include costs directly attributable to the conduct of research and development programs, including licensing fees, cost of salaries, payroll taxes and other employee benefits, subcontractors and materials used for research and development activities, including Testing, modifying costs and professional services. All costs associated with research and development are expensed as incurred.

HW ELECTRO CO., LTD
NOTES TO FINANCIAL STATEMENTS

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(t)     Selling and general and administrative expenses

Selling, general and administrative expenses mainly consist of staff cost, agents service fee, commission fee, depreciation, office supplies and upkeep expenses, travelling and entertainment, legal and professional fees, advertisement fee, operating lease expense and related expenses, other miscellaneous administrative expenses.

(u)    Leases

The Company adopted ASC 842 on October 1, 2020. The Company determines if an arrangement is a lease at inception.

Operating leases

Operating leases are included in operating lease right-of-use (“ROU”) assets, operating lease liability, and operating lease liability, non-current in the Company’s balance sheets. ROU assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. When determining the lease term, the Company includes options to extend or terminate the lease when it is reasonably certain that it will exercise that option, if any. As the Company’s leases do not provide an implicit rate, the Company used an incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. The Company has elected to adopt the following lease policies in conjunction with the adoption of ASU 2016-02: (i) for leases that have lease terms of 12 months or less and does not include a purchase option that is reasonably certain to exercise, the Company elected not to apply ASC 842 recognition requirements; and (ii) the Company elected to apply the package of practical expedients for existing arrangements entered into prior to October 1, 2020 to not reassess (a) whether an arrangement is or contains a lease, (b) the lease classification applied to existing leases, and(c) initial direct costs.

Finance leases

Finance lease assets are subsequently amortized using the straight-line method from the lease commencement date to the earlier of the end of its useful life or the end of the lease term unless the lease transfers ownership of the underlying asset to the Company or the Company is reasonably certain to exercise an option to purchase the underlying asset. In those cases, the Finance lease assets are amortized over the useful life of the underlying asset. The Company expects to exercise our options to purchase the assets the Company lease under finance leases. Accordingly, the assets leased under the finance leases are included in rental equipment and property and equipment, and depreciation thereon is recognized in operating expenses and cost of revenue in the financial statement. When the Company makes its contractually required payments under finance leases, the Company allocates a portion to reduce the finance lease obligation and a portion is recognized as interest expenses.

(v)     Income taxes

The Company accounts for income taxes under ASC 740. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities.

The provisions of ASC 740-10-25, “Accounting for Uncertainty in Income Taxes,” prescribe a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. This interpretation also provides guidance on the recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and related disclosures.

HW ELECTRO CO., LTD
NOTES TO FINANCIAL STATEMENTS

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

The Company did not accrue any liability, interest or penalties related to uncertain tax positions in its provision for income taxes line of its statements of operations and comprehensive loss for the years ended September 30, 2022 and 2021, respectively. The Company does not expect that its assessment regarding unrecognized tax positions will materially change over the next 12 months.

(w)    Loss per share

Loss per share is computed by dividing net earnings attributable to Ordinary shareholders by the weighted average number of Ordinary Shares outstanding during the year. Diluted earnings per share reflect the potential dilution that could occur if securities or other contracts to issue Ordinary Shares were exercised or converted into Ordinary Shares.

(x)     Share-based compensation

The Company applies ASC 718, Compensation — Stock Compensation (“ASC 718”), to account for its employee share-based payments. In accordance with ASC 718, the Company determines whether an award should be classified and accounted for as a liability award or equity award. All the Company’s share-based awards to employees were classified as equity awards and are recognized in the financial statements based on their grant date fair values. In accordance with ASC 718, the Company recognizes share-based compensation cost for equity awards to employees with a performance condition based on the probable outcome of that performance condition. Compensation cost is recognized using the accelerated method if it is probable that the performance condition will be achieved. The Company accounts for forfeitures as they occur in accordance with ASU No. 2016-09, Compensation-Stock Compensation (Topic 718): Improvement to Employee Share-based Payment Accounting.

(y)     Segment reporting

ASC 280, “Segment Reporting,” establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information about geographical areas, business segments and major clients in financial statements for detailing the Company’s business segments. Based on the criteria established by ASC 280, the Company’s chief operating decision maker (“CODM”) has been identified as the Chief Executive Officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Company. As a whole and hence, the Company has only one reportable segment. The Company does not distinguish between markets or segments for the purpose of internal reporting. As the Company’s long-lived assets are substantially located in Japan, no geographical segments are presented.

(z)     Recent accounting pronouncements

The Company considers the applicability and impact of all accounting standards updates (“ASUs”). Management periodically reviews new accounting standards that are issued. Under the Jump start Our Business Start-ups Act of 2012, as amended (the “JOBS Act”), the Company meets the definition of an emerging growth company, or EGC, and has elected the extended transition period for complying with new or revised accounting standards, which delays the adoption of these accounting standards until they would apply to private companies.

In May 2020, the Financial Accounting Standard Board (“FASB”) issued ASU 2020-05, which is an update to ASU Update No. 2016-13, “Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments,” which introduced the expected credit losses methodology for the measurement of credit losses on financial assets measured at amortized cost basis, replacing the previous incurred loss methodology. The amendments in Update 2016-13 added Topic 326, Financial Instruments — Credit Losses, and made several consequential amendments to the Codification. Update 2016-13 also modified the accounting for available-for-sale debt securities, which must be individually assessed for credit losses when fair value is less than the amortized cost basis, in accordance with Subtopic 326-30, Financial Instruments — Credit Losses — Available-for-Sale Debt Securities. The amendments in this Update address those stakeholders’ concerns by providing an option to irrevocably elect the fair value option for certain financial assets previously measured at amortized cost basis. For those entities, the targeted transition relief will increase comparability of financial statement information by providing an option to align measurement methodologies for similar financial assets. Furthermore, the targeted transition relief also may reduce the costs for some entities to comply with the amendments in Update 2016-13 while still providing financial statement users with decision-useful information. In November 2020, the FASB issued ASU No. 2020-10, which to update the effective date of ASU No. 2016-02 for private companies, not-for-profit organizations and certain

HW ELECTRO CO., LTD
NOTES TO FINANCIAL STATEMENTS

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

smaller reporting companies applying for credit losses, leases, and hedging standard. The new effective date for these preparers is for fiscal years beginning after December 15, 2022. The Company is currently evaluating the impact of this new standard on Company’s financial statements and related disclosures.

In October 2021, the FASB issued ASU 2021-08, Codification Improvements to Subtopic 310-20, Receivables — Nonrefundable Fees and Other Costs. The amendments in this Update represent changes to clarify the Codification. The amendments make the Codification easier to understand and easier to apply by eliminating inconsistencies and providing clarifications. ASU 2021-08 is effective for the Company for annual and interim reporting periods beginning July 1, 2021. Early application is not permitted. All entities should apply the amendments in this Update on a prospective basis as of the beginning of the period of adoption for existing or newly purchased callable debt securities. These amendments do not change the effective dates for Update 2017-08. The Company is currently evaluating the impact of this new standard on Company’s financial statements and related disclosures.

In October 2021, the FASB issued ASU 2021-10, Codification Improvements. The amendments in this Update represent changes to clarify the Codification or correct unintended application of guidance that are not expected to have a significant effect on current accounting practice or create a significant administrative cost to most entities. The amendments in this Update affect a wide variety of Topics in the Codification and apply to all reporting entities within the scope of the affected accounting guidance. ASU 2021-10 is effective for annual periods beginning after December 15, 2021 for public business entities. Early application is permitted. The amendments in this Update should be applied retrospectively. The Company does not expect the adoption of this standard to have a material impact on its financial statements.

Except as mentioned above, the Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s balance sheets, statements of operations and comprehensive loss and statements of cash flows.

4. ACCOUNTS RECEIVABLE, NET

Accounts receivable, net, consists of the following:

	As of September 30,
	2022	2021
	$	$
Accounts receivable – third party	20,668	—
Accounts receivable – related party	24,396	—
Less: allowance for doubtful accounts	—	—
Accounts receivable, net	45,064	—

As of the end of each of the fiscal year, the ageing analysis of accounts receivable, net of allowance for doubtful accounts, based on the invoice date is as follows:

	As of September 30,
	2022	2021
	$	$
Within 30 days	45,064	—
Accounts receivable, net	45,064	—

5. PREPAYMENTS

	As of September 30,
	2022	2021
	$	$
Prepayment – related party	96,745	574,758
Prepayment – third party	15,321	19,455
Total prepayments	112,066	567,213

HW ELECTRO CO., LTD
NOTES TO FINANCIAL STATEMENTS

5. PREPAYMENTS (cont.)

As of September 30, 2022 and 2021, the Company had prepaid $96,745 and $547,538 respectively, to Goodride Japan INC. The primary services prepaid encompassed the development of car tires, product testing, and consultation on product design and development.

6. LONG-TERM DEPOSITS

	As of September 30,
	2022	2021
	$	$
Long-term deposits	83,566	6,131

7. COST METHOD INVESTMENT

The Company holds investment of 10% interest of equity security in a privately held company operates in the transportation business in logistic industry and in which the Company does not have a controlling interest or significant influence. The investment is recorded at cost of $3,455 and at nil impairment as of September 30, 2022. There was no long-term investment as of September 30, 2021.

8. INVENTORIES

	As of September 30,
	2022	2021
	$	$
Raw materials	113,370	—
Work-in-progress	1,231,842	—
Finished goods	94,556	135,385
Total inventories	1,439,768	135,385

9. PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment, net, consists of the following:

	As of September 30,
	2022	2021
	$	$
Buildings	1,844,676	—
Leasehold improvements	362,042	—
Finance lease right-of-use assets	201,272	234,651
Machinery and Equipment	21,841	2,715
Motor vehicle	13,385	67,241
Construction In Progress	—	141,008
Subtotal	2,443,216	445,615
Less: accumulated depreciation	(233,542)	(35,093)
Property, plant and equipment, net	2,209,674	410,522

Depreciation expenses were approximately $253,956 and $ 36,362 for the years ended September 30, 2022 and 2021, respectively.

HW ELECTRO CO., LTD
NOTES TO FINANCIAL STATEMENTS

10. ROU ASSETS AND LEASE PAYABLE

The Company determines if a contract contains a lease at inception. U.S. GAAP requires that the Company’s leases be evaluated and classified as operating or finance leases for financial reporting purposes. The classification evaluation begins at the commencement date and the lease term used in the evaluation includes the non-cancellable period for which the Company has the right to use the underlying asset, together with renewal option periods when the exercise of the renewal option is reasonably certain and failure to exercise such option which results in an economic penalty.

The right-of-use assets relate to factory, offices, dormitories, equipment, commercial vehicles and parking lots.

The Company recognized ROU assets and lease liabilities as follows:

		As of September 30, 2022	As of September 30, 2021
		$	$
Assets	Classification on the Balance Sheet
Finance lease assets, net	Property, plant and equipment, net	135,921	202,739
Operating lease assets	Operating lease right-of-use assets	335,543	114,591
Total lease assets		471,464	317,330
	As of September 30, 2022	As of September 30, 2021
	$	$
Liabilities
Current
Finance leases	35,089	40,160
Operating leases	179,827	83,609
Total	214,916	123,769

Non-current
Finance leases	105,897	159,488
Operating leases	155,716	30,982
Total	261,613	190,470

As of September 30, 2022, future minimum lease payments under the non-cancelable finance leases liabilities and operating lease liabilities recorded on the balance sheet are as follows:

	Finance leases	Operating leases
	$	$
Future payment
2023	37,163	183,760
2024	46,493	145,141
2025	25,221	11,813
2026	14,732	—
2027	13,503	—
Thereafter	8,819	—
Total future lease payment	145,931	340,714
Less: imputed interest	(4,945)	(5,171)
Present value of operating lease liabilities	140,986	335,543
Lease liabilities, current portion	35,089	179,827
Lease liabilities, non-current portion	105,897	155,716

HW ELECTRO CO., LTD
NOTES TO FINANCIAL STATEMENTS

10. ROU ASSETS AND LEASE PAYABLE (cont.)

The following summarizes other supplemental information about the Company’s finance lease as of September 30, 2022:

Weighted average discount rate	1.66%
Weighted average remaining lease term (years)	2.39

11. BANK LOAN — CURRENT

The bank loans as of September 30, 2022 and 2021 are set out below:

	As of September 30, 2022	As of September 30, 2021
	$	$
Bank loan – current	28,516	—

SCHEDULE OF BANK LOANS

Bank loan	Currency	Period	Interest rate	Third Party guarantee	Directors’ Personal guarantee	Carrying amount
Mizuho Bank	JPY	June 2022 – December 2022	1.48%	NIL	NIL	28,516
September 30, 2022						28,516
	Carrying amount	Within 1 year	2024	2025	2026	2027	Thereafter
	$	$	$	$	$	$	$
Mizuho Bank	28,516	28,516	—	—	—	—	—
September 30, 2022	28,516	28,516	—	—	—	—	—

12. ACCRUALS AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consists of the following:

	As of September 30,
	2022	2021
	$	$
Accrued expenses	307,164	159,760
Payroll payables	65,378	23,528
	372,542	183,288

13. CONRACT LIABILITIES

	As of September 30,
	2022	2021
	$	$
Contract liabilities	35,243	—

Contract liabilities primarily relate to the advance consideration received from customers prior to transferring the products to the customer or other conditions under terms of a sales contract.

HW ELECTRO CO., LTD
NOTES TO FINANCIAL STATEMENTS

14. OTHER NON-CURRENT LIABILITIES

Other non-current liabilities consist of the following:

	As of September 30,
	2022	2021
	$	$
Deposits received – non-current	17,275	—

15. LOANS PAYABLE — THIRD PARTY

	As of September 30,
	2022	2021
	$	$
Loans payable — third party	790,450	448,430
Loans payable	Currency	Period	Interest rate	Third Party guarantee	Directors’ Personal guarantee	Carrying amount
						$
Cenntro Electric Group Limited(1)	JPY	July 2022 – June 2023	5.00%	NIL	NIL	790,450
September 30, 2022						790,450
Loans payable	Currency	Period	Interest rate	Third Party guarantee	Directors’ Personal guarantee	Carrying amount
						$
Loan payable – holder A(2)	JPY	July 2021 – September 2021	0.01%	NIL	NIL	89,686
Loan payable – holder B(3)	JPY	July 2021 – September 2021	0.01%	NIL	NIL	89,686
Loan payable – holder C(4)	JPY	June 2021 – September 2021	0.01%	NIL	NIL	269,058
September 30, 2021						448,430

____________

1.       The short-term loan was subsequently converted into equity by issuing 571,930 ordinary shares on January 31, 2023.

2.       The short-term loan was subsequently converted into equity by issuing 50,000 ordinary shares on December 28, 2021.

3.       The short-term loan was subsequently converted into equity by issuing 50,000 ordinary shares on December 28, 2021.

4.       The short-term loan was subsequently converted into equity by issuing 150,000 ordinary shares on December 28, 2021.

16. LOANS PAYABLE — FINANCIAL INSTITUTION

The long-term loan as of September 30, 2022 and 2021 are set out below:

	As of September 30, 2022	As of September 30, 2021
	$	$
Loans payable – Financial Institution	69,104	—

HW ELECTRO CO., LTD
NOTES TO FINANCIAL STATEMENTS

16. LOANS PAYABLE — FINANCIAL INSTITUTION (cont.)

	As of September 30, 2022	As of September 30, 2021
	$	$
Loans payable – Financial Institution
Current portion	7,719	—
Non-current portion	61,385	—
Total	69,104	—
Loans payable – Financial Institution	Currency	Period	Interest rate	Third Party guarantee	Directors’ Personal guarantee	Carrying amount
						$
Japan Finance Corporation	JPY	January 2022 – December 2028	1.66%	NIL	Guaranteed by Mr. Weicheng Hsiao	69,104
September 30, 2022						69,104
	Carrying amount	Within 1 year	2024	2025	2026	2027	Thereafter
	$	$	$	$	$	$	$
Japan Finance Corporation	69,104	7,719	11,692	11,692	11,692	11,692	14,617
September 30, 2022	69,104	7,719	11,692	11,692	11,692	11,692	14,617

17. WARRANTY LIABILITIES

The warranty liabilities as of September 30, 2022 and 2021 are set out below:

	As of September 30, 2022	As of September 30, 2021
	$	$
Warranty liabilities
Current portion	2,643	—
Non-current portion	5,285	—
Total	7,928	—

The warranty liabilities during the fiscal years ended September 30, 2022 and 2021 mainly represented the provision for warranty for electric light commercial vehicle products sold, which usually covers a 36-month period from the date on which the electric light commercial vehicle products are delivered and accepted by the customers. The warrant liability is based on estimates made from a third party’s simulated warranty data associated with repairs estimated for defects identified during the pre-delivery inspection process. The Company will re-evaluate the provision for warranty liabilities based on the estimates made timely to match with the actual claims and expects to make use of the accrued liability over the next operating period.

18. INCOME TAXES

The Company is considered Japan tax resident enterprise under Japan tax laws; accordingly, they are subject to enterprise income tax on their taxable income as determined under Japan tax laws and accounting standards at a statutory tax rate of 30.68%.

HW ELECTRO CO., LTD
NOTES TO FINANCIAL STATEMENTS

18. INCOME TAXES (cont.)

The income tax provision consists of the following components:

	For the years ended September 30,
	2022	2021
	$	$
Current income tax expense	31,512	12,859
Deferred tax (benefit) expense	(716,922)	(296,444)
Income tax (benefit)	(685,410)	(283,585)

The income tax expense varied from the amount of income tax expense determined by applying the Japan income tax rate of 30.68% to profit before income tax as a result of the following differences:

	For the years ended September 30,
	2022	2021
	$	$
Loss before tax expenses:	(5,386,023)	(1,656,134)

Tax at the domestic income tax rate	(1,652,432)	(508,102)
Tax effect of expenses that are not deductible in determining taxable profit	967,022	224,517
Income tax (benefit)	(685,410)	(283,585)

As of September 30, 2022 and 2021, the Company had net operating loss carryforwards of approximately $2,897,169 and $989,590, respectively. As of September 30, 2022 and 2021, deferred tax assets from the net operating loss carryforwards amounted to $838,228 and $286,099, respectively.

	As of September 30,
	2022	2021
	$	$
Deferred tax assets	838,228	286,099

Following are the major deferred tax assets recognized by the Company:

Tax losses
$
As of October 1, 2020	—
Recognized in statements of operations and comprehensive loss	296,444
Foreign currency translation adjustment	(10,345)
As of September 30, 2021	286,099
As of October 1, 2021	286,099
Recognized in statements of operations and comprehensive loss	716,921
Foreign currency translation adjustment	(164,792)
As of September 30, 2022	838,228

19. EQUITY

The Company has performed a series of issuance of Ordinary Shares resulting in 13,730,358 Ordinary Shares issued and outstanding as of September 30, 2022. The Company only has one single class of Ordinary Shares that is accounted for as permanent equity.

The Company has issued Series A convertible preferred shares; 3 million Series A convertible preferred shares were authorized, of which 1,428,571 shares were issued and outstanding as of September 30, 2022.

Shares to be issued relate to advances from third party and are non-trade, unsecured, interest-free and quasi equity in nature.

HW ELECTRO CO., LTD
NOTES TO FINANCIAL STATEMENTS

20. SHARE-BASED COMPENSATION

Trust-Type Share Option Plan

On June 9, 2021, the Company awarded options to purchase an aggregate of 1,875,000 Ordinary Shares at an exercise price of JPY80 per share to various officers, directors, employees and consultants of the Company to measure the cost of their services received in exchange for the share-based awards.

The fair value of stock option awards with only service and/or performance conditions is estimated on the grant or offering date using the Black-Scholes option-pricing model with the assistance of a third-party valuation appraiser. The Black-Scholes option-pricing model requires inputs such as the risk-free interest rate, expected term and expected volatility. These inputs are subjective and generally require significant judgment. The resulting cost is recognized over the period during which an employee is required to provide service in exchange for the awards, usually the vesting period, which is generally two years for stock options. Share-based compensation expense is recognized on a straight-line basis, net of actual forfeitures in the period. Share-based compensation expense is recorded in the statements of operations.

The stock options vested on June 10, 2023 with the expiration date on June 9, 2036.

The following table summarizes the stock option activities and related information for the years ended September 30, 2022 and 2021:

	Stock Options
	Number of Options		Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Life (years)
Outstanding as of October 1, 2020	—		—	—
Granted	312,500	JPY	80	15.00
Exercised	—		—	—
Forfeited/cancelled	—		—	—
Outstanding as of September 30, 2021	312,500	JPY	80	14.67
Granted	937,500		—	—
Exercised	—		—	—
Forfeited/cancelled	—		—	—
Outstanding as of September 30, 2022	1,250,000	JPY	80	13.67

The following table summarizes our stock option for the year ended September 30, 2022:

	For the years ended September 30,
	2022	2021
Risk-free interest rate	0.192%	0.015%
Expected term (in years)	13.67	14.67
Expected volatility	37.99%	38.59%
Dividend yield	0%	0%

The expected volatility is calculated based on the annualized standard deviation of the daily return embedded in historical share prices of comparable companies.

The risk-free interest rate is estimated based on the yield to maturity of Japanese treasury bonds based on the expected term of the incentive shares.

The company estimates the stock option will be granted two years after the trust-type stock option is funded. It contained a performance condition of exercisability upon a successful listing on the Nasdaq Capital Market or any other stock exchanges all over the world.

HW ELECTRO CO., LTD
NOTES TO FINANCIAL STATEMENTS

20. SHARE-BASED COMPENSATION (cont.)

For the years ended September 30, 2022 and 2021, the Company recognized share-based compensation expenses related to the options of $2,766,817 and $145, respectively.

21. RELATED PARTY TRANSACTIONS

These related parties of the Company with whom transactions are reported in these financial statements are as follows:

Name of entity or individual	Relationship to the Company
Mr. Weicheng Hsiao	Mr. Weicheng Hsiao is the Company’s founder and has served as its Representative Director and Chief Executive Officer since May 2019.
Goodride Japan INC.	Goodride Japan INC. is owned by the founder and Chief Executive Officer, Mr. Weicheng Hsiao.
Mr. Eiji Fujino	The director Mr. Eiji Fujino has served as the representative director at Delta Co. Ltd. since February 2014.
Mr. Taisuke Otsubo	Mr. Taisuke Otsubo has served as the Corporate Auditor since December 2021.
Mr. Takayuki Tokoroda	Mr. Takayuki Tokoroda has served as the director since December 2021.

In the ordinary course of business, during the years ended September 30, 2022 and 2021, the Company was involved in certain transactions, either at cost or current market prices, and on the normal commercial terms with related parties. The following table provides the transactions with these parties for the years as presented (for the portion of such period that they were considered related):

	As of September 30,
	2022		2021
Nature of transactions	$		$
Accounts receivable – related party, net*
Goodride Japan INC.		24,396		—
Prepayments**
Goodride Japan INC.		96,745		547,758

____________

*        The account receivable is arising from the sales of fully electric light commercial vehicles to Goodride Japan INC. during the year ended September 30, 2022.

**      The Company and Goodride Japan INC. have signed an agreement for Goodride to provide services, including the development of car tires, product testing, and consultation on product design and development. The Company has prepaid a lump sum of the consignment fee to Goodride Japan INC.. The prepayments remain outstanding as of September 30, 2021 and September 30, 2022. As of March 31, 2023, the service agreement has been over and the balance of the advance payment is zero.

Amount due to related party***
Mr. Weicheng Hsiao	511,368	560,538

____________

***    The Company borrowed short-term advances from Mr. Weicheng Hsiao to finance the Company’s working capital requirements. The repayment terms are negotiated based on mutual agreement. The amount due to related party as of September 30, 2022 is non-trade, unsecured, interest-free and has been fully repaid by February 28, 2023. The amount due to related party as of September 30, 2021 has been fully repaid in the year ended September 30, 2022.

	As of September 30,
	2022	2021
	$	$
Accrued operating expenses
Delta Co. Ltd.	1,272	2,466
Mr. Takayuki Tokoroda	2,660	—
Mr. Taisuke Otsubo	—	12,091

HW ELECTRO CO., LTD
NOTES TO FINANCIAL STATEMENTS

21. RELATED PARTY TRANSACTIONS (cont.)

	For the Years ended September 30,
	2022	2021
	$	$
Revenue-related party(1)
Goodride Japan INC.	28,311	—

Total commission fee(2)
Goodride Japan INC.	264,635	176,331
Delta Co. Ltd.	15,065	12,778
Mr. Takayuki Tokoroda	36,608	—
Mr. Taisuke Otsubo	14,326	5,387

Research and development expense(3)
Goodride Japan INC.	—	478,394

Rent Expense(4)
Goodride Japan INC	10,585	—

Purchases(5)
Goodride Japan INC	8,982	—

____________

(1)      Revenue is arising from the sales of fully electric light commercial vehicles to Goodride Japan INC. during the year ended September 30, 2022.

(2)      The commission fee are for the outsouring service for daily operation.

(3)      The research and development expenses is the development of car tires, product testing, and consultation service that Goodride Japan INC provide to the Company.

(4)      Rent expenses, is the operating office that Goodride Japan INC. rent to the Company.

(5)      Purchase is the purchase car tires from Goodride Japan INC.

Apart from the transactions and balances detailed elsewhere in these accompanying financial statements, the Company has no other significant or material related party transactions during the years presented.

22. CONCENTRATIONS AND RISKS

Concentrations

Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of cash and accounts receivable. The Company places its cash with financial institutions with high-credit ratings and quality.

Accounts receivable primarily comprise of amounts receivable from the clients. To reduce credit risk, the Company performs on-going credit evaluations of the financial condition of these clients. The Company conducts credit evaluations of its customers, and generally requires advance consideration from customers prior to transferring the products to the customer or other conditions under terms of a sales contract from them. The Company evaluates its collection experience and long outstanding balances to determine the need for an allowance for doubtful accounts. The Company conducts periodic reviews of the financial condition and payment practices of its customers to minimize collection risk on accounts receivable.

HW ELECTRO CO., LTD
NOTES TO FINANCIAL STATEMENTS

22. CONCENTRATIONS AND RISKS (cont.)

Concentration of customers

The following table sets forth a summary of single customers who represent 10% or more of the Company’s total revenue:

	For the years ended September 30,
	2022	2021
	$	$
Amount of the Company’s revenue
Customer A	138,921	—
Customer B	54,277	—

The following table sets forth a summary of single customers who represent 10% or more of the Company’s total accounts receivable:

	As of September 30,
	2022	2021
	$	$
Amount of the Company’s accounts receivable
Customer C	24,396	—
Customer D	20,668	—

Concentration of suppliers

The following table sets forth a summary of single supplier who represent 10% or more of the Company’s total accounts payable:

	As of September 30,
	2022	2021
	$	$
Amount of the Company’s accounts payable
Supplier A	770,758	—

The following table sets forth a summary of suppliers who represent 10% or more of the Company’s total purchases:

	For the years ended September 30,
	2022	2021
	$	$
Amount of the Company’s purchase
Supplier A	1,015,106	—

Credit Risk

Credit risk is the potential financial loss to the Company resulting from the failure of a customer or a counterparty to settle its financial and contractual obligations to the Company, as and when they fall due. As the Company does not hold any collateral, the maximum exposure to credit risk is the carrying amounts of trade and other receivables (exclude prepayments) and cash presented on the statements of financial position. The Company has no other financial assets which carry significant exposure to credit risk.

Liquidity Risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Company’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation.

HW ELECTRO CO., LTD
NOTES TO FINANCIAL STATEMENTS

22. CONCENTRATIONS AND RISKS (cont.)

Typically, the Company ensures that it has sufficient cash on demand to meet expected operational expenses, including the servicing of financial obligations; this excludes the potential impact of extreme circumstances that cannot reasonably be predicted, such as natural disasters.

Exchange rate risk

The Company cannot guarantee that the current exchange rate will remain steady; therefore, there is a possibility that the Company could post the same amount of profit for two comparable periods and because of the fluctuating exchange rate actually post higher or lower profit depending on exchange rate of JPY converted to US$ on that date. The exchange rate could fluctuate depending on changes in political and economic environments without notice.

Interest rate risk

As the Company has no significant interest-bearing assets, the Company’s income and operating cash flows are substantially independent of changes in market interest rates.

The Company’s interest-rate risk arises from bank borrowings and long-term loan from financial Institution. The Company manages interest rate risk by varying the issuance and maturity dates of variable rate debt, limiting the amount of variable rate debt, and continually monitoring the effects of market changes in interest rates. As of September 30, 2022 and 2021, the bank loans and long-term loan were at fixed interest rates.

Economic and political risk

The Company’s major operations are conducted in Japan. Accordingly, the political, economic, and legal environments in Japan, as well as the general state of Japan’s economy may influence the Company’s business, financial condition, and results of operations.

23. COMMITMENTS AND CONTINGENCIES

Contingencies

In the ordinary course of business, the Company may be subject to legal proceedings regarding contractual and employment relationships and a variety of other matters. The Company records contingent liabilities resulting from such claims, when a loss is assessed to be probable, and the amount of the loss is reasonably estimable. In the opinion of management, there were no pending or threatened claims and litigation as of September 30, 2022 and up through June 30, 2023, date of these financial statements were available to the issued.

24. SUBSEQUENT EVENTS

On December 15, 2022, the Company issued 100,002 Ordinary Shares to investors for the amount of $241,868, which accounts as shares to be issued as of September 30, 2022.

On January 31, 2023, the Company issued 571,930 Ordinary Shares at $1.38 to Cenntro Automotive Group Limited pursuant to the Debt Conversion Agreement the Company entered into with Cenntro Automotive Group Limited by converting the $790,450 short-term loans into Ordinary Shares.

In the subsequent period, the Company issued an aggregate of 3,878,515 Ordinary Shares and raised $9,304,062 share capital.

On May 17 and 24, 2023, the Company drew down promissory notes with bank to obtain a loan of approximately $3.7 million for a term of approximately five months and at a fixed annual interest rate of 3.5%. The bank loan is unsecured and non-guarantee.

Except for the above, the Company has assessed all events from September 30, 2022 through June 30, 2023, which is the date that these financial statements are available to be issued, there are not any material subsequent events that require disclosure in these financial statements other than events detailed below.

[            ] American Depositary Shares
Representing [            ] Ordinary Shares

HW Electro Co., Ltd.

_______________________

Preliminary Prospectus dated             , 2023

_______________________

Until [            ], 2023 (the 25th day after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 6.    INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Article 330 of the Companies Act makes the provisions of Part III, Chapter 2, Section 10 of the Civil Code of Japan applicable to the relationship between us and our directors. Section 10 of the Civil Code, among other things, provides in effect that:

(1)    Any director of a company may demand advance payment of expenses which are considered necessary for the management of the affairs of such company entrusted to him;

(2)    If a director of a company has defrayed any expenses which are considered necessary for the management of the affairs of such company entrusted to him, he may demand reimbursement therefor and interest thereon after the date of payment from such company;

(3)    If a director of a company has assumed an obligation necessary for the management of the affairs of a company entrusted to him, he may require such company to perform it in his place or, if it is not due, to furnish adequate security; and

(4)    If a director, without any fault on his part, sustains damage through the management of the affairs of a company entrusted to him, he may demand compensation therefor from such company.

Pursuant to Article 427, paragraph 1 of the Companies Act and our articles of incorporation, we may enter into an agreement with each of our non-executive directors providing that such director’s liability for damages to us shall be limited to the higher of either the amount we have determined in advance or the amount prescribed by applicable laws and regulations, provided that such director has acted in good faith and without gross negligence.

Further, pursuant to Article 426, paragraph 1 of the Companies Act and our articles of incorporation, we may, by resolution of the board of directors, release any of our directors from liability for damages to us, provided that such director has acted in good faith and without gross negligence to the extent permitted by applicable laws and regulations.

The form of underwriting agreement to be filed as Exhibit 1.1 to this registration statement will also provide for indemnification of us and our officers and directors.

ITEM 7.    RECENT SALES OF UNREGISTERED SECURITIES.

During the past three years, we have issued the following securities which were not registered under the Securities Act. We believe that each of the following issuance was exempt from registration under the Securities Act in reliance on Regulation D under the Securities Act or pursuant to Section 4(2) of the Securities Act regarding transactions not involving a public offering or in reliance on Regulation S under the Securities Act regarding sales by an issuer in offshore transactions. No underwriters were involved in these issuances of securities.

On June 30, 2021, we issued 2,312,500 Ordinary Shares to five investors for an aggregate consideration of JPY185 million.

On October 20, 2021, we issued 1,428,571 Series A convertible preferred shares to one accredited investor for a consideration of JPY99.99997 million.

On December 28, 2021, we issued 975,000 Ordinary Shares to nine investors for an aggregate consideration of JPY195 million.

On February 28, 2022, we issued 200,000 Ordinary Shares to one investor for a consideration of JPY70 million.

On March 28, 2022, we issued 242,858 Ordinary Shares to two investors for an aggregate consideration of JPY85.0003 million.

On December 15, 2022, we issued 215,718 Ordinary Shares to seven investors for an aggregate consideration of JPY75.5013 million.

On January 31, 2023, we issued 571,930 Ordinary Shares to one accredited investor for a consideration of JPY114.386 million.

On February 28, 2023, we issued 857,143 Ordinary Shares to one accredited investor for a consideration of JPY300.00005 million.

On March 29, 2023, we issued 40,000 Ordinary Shares to one investor for a consideration of JPY20 million.

On March 30, 2023, we issued 40,000 Ordinary Shares to two investors for an aggregate consideration of JPY20 million.

On March 31, 2023, we issued 1,735,724 Ordinary Shares to 25 investors for an aggregate consideration of JPY607.5034 million.

On April 1, 2023, we issued 20,000 Ordinary Shares to one investor for a consideration of JPY10 million.

On April 3, 2023, we issued 20,000 Ordinary Shares to one investor for a consideration of JPY10 million.

On April 10, 2023, we issued 200,000 Ordinary Shares to one accredited investor for a consideration of JPY100 million.

On April 11, 2023, we issued 20,000 Ordinary Shares to one investor for a consideration of JPY10 million.

On April 12, 2023, we issued 20,000 Ordinary Shares to one investor for a consideration of JPY10 million.

On April 24, 2023, we issued 92,000 Ordinary Shares to one investor for a consideration of JPY46 million.

On April 25, 2023, we issued 6,000 Ordinary Shares to one investor for a consideration of JPY3 million.

On April 28, 2023, we issued 40,000 Ordinary Shares to one investor for a consideration of JPY20 million.

ITEM 8.    EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a)    Exhibits

See Exhibit Index beginning on page II-4 of this registration statement.

(b)    Financial Statement Schedules

Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or the notes thereto.

ITEM 9.    UNDERTAKINGS.

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the registrant pursuant to the provisions described in Item 6, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1)    For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant under Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)    For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)    For the purpose of determining liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(4)    For the purpose of determining any liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)     Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)    Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)   The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)   Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

EXHIBIT INDEX

Description
1.1*	Form of Underwriting Agreement
3.1*	Articles of Incorporation of the Registrant (English translation)
4.1*	Form of the American depositary receipt (included in Exhibit 4.2)
4.2*	Form of Deposit Agreement among the Registrant, [ ], as depositary, and the owners and holders of ADSs issued thereunder
4.3*	Form of the Representative’s Warrants (included in Exhibit 1.1)
5.1*	Opinion of Nishimura & Asahi regarding the validity of Ordinary Shares being registered
5.2*	Opinion of Hunter Taubman Fischer & Li LLC regarding the enforceability of Representative’s Warrants
10.1*	English Translation of Exclusive Basic Transaction Agreement with Cenntro Electric Group Limited, dated March 31, 2021
23.1*	Consent of WWC, P.C.
23.2*	Consent of Nishimura & Asahi (included in Exhibit 5.1)
23.3*	Consent of Hunter Taubman Fischer & Li LLC (included in Exhibit 5.2)
24.1*	Powers of Attorney (included on signature page)
99.1*	Code of Business Conduct and Ethics of the Registrant
107*	Filing Fee Table

____________

*        To be filed by amendment

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Tokyo, Japan, on [•], 2023.

HW Electro Co., Ltd.
By:
Weicheng Hsiao
Representative Director and Chief Executive Officer

Powers of Attorney

Each person whose signature appears below constitutes and appoints each of [•] and [•] as attorneys-in-fact with full power of substitution, for him or her in any and all capacities, to do any and all acts and all things and to execute any and all instruments which said attorney and agent may deem necessary or desirable to enable the registrant to comply with the Securities Act, and any rules, regulations, and requirements of the U.S. Securities and Exchange Commission thereunder, in connection with the registration under the Securities Act of securities of the registrant, including, without limitation, the power and authority to sign the name of each of the undersigned in the capacities indicated below to the Registration Statement on Form F-1 (the “Registration Statement”) to be filed with the Securities and Exchange Commission with respect to such securities, to any and all amendments or supplements to such Registration Statement, whether such amendments or supplements are filed before or after the effective date of such Registration Statement, to any related Registration Statement filed pursuant to Rule 462(b) under the Securities Act, and to any and all instruments or documents filed as part of or in connection with such Registration Statement or any and all amendments thereto, whether such amendments are filed before or after the effective date of such Registration Statement; and each of the undersigned hereby ratifies and confirms all that such attorney and agent shall do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
	Representative Director and Chief Executive Officer (Principal Executive Officer)	[•], 2023
Name: Weicheng Hsiao
	Director	[•], 2023
Name: Eiji Fujino
	Chief Financial Officer (Principal Accounting and Financial Officer)	[•], 2023
Name: Hiroto Nagura
	Independent Director and Nomination and Corporate Governance Committee Member	[•], 2023
Name: Hirotaka Ikeda
	Independent Director and Nomination and Corporate Governance Committee Member	[•], 2023
Name: Takayuki Tokoroda

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of America of HW Electro Co., Ltd., has signed this registration statement or amendment thereto in New York, NY on [•], 2023.

[•]
Authorized U.S. Representative
By:
Name: [•] Title: [•]